Exhibit 99.1

Preliminary Information Statement (Subject to Completion, Dated July 30, 2008)

Information Statement

Distribution of
Common Stock of
Evivrus, Inc. (“Evivrus”)
by
Enzon Pharmaceuticals, Inc. (“Enzon”)
to Enzon Stockholders

This information statement is being furnished in connection with the distribution by Enzon to its stockholders of all of the shares of common stock of Evivrus, a wholly owned subsidiary of Enzon that will hold substantially all of the assets and liabilities of Enzon’s research and development activities. In addition, prior to the distribution, Enzon will transfer to us $100 million of cash and investments and a note payable by Enzon to Evivrus of $50 million to fund development. Enzon will make an additional cash contribution, currently estimated to be approximately $5 million, to cover certain of our operating expenses accrued as of the distribution date.

To implement the distribution, Enzon will distribute all of the shares of Evivrus common stock on a pro rata basis to the holders of Enzon common stock. Each of you, as a holder of Enzon common stock, will receive   share(s) of Evivrus common stock for every   share(s) of Enzon common stock that you held at the close of business on  , 2008, the record date for the distribution. The distribution will be effective as of  , 2008. Immediately after the distribution is completed, Evivrus will be an independent public company.

No vote of Enzon stockholders is required in connection with this distribution. Neither we nor Enzon is asking you for a proxy and you are requested not to send us or Enzon a proxy. Enzon stockholders will not be required to pay any consideration to Evivrus or Enzon for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Enzon common stock or take any other action in connection with the distribution.

All of the outstanding shares of our common stock are currently owned by Enzon. Accordingly, there currently is no public trading market for our common stock. We intend to file an application to list our common stock under the ticker symbol “HOPE” on the NASDAQ Global Market. Assuming that our common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and including the distribution date, and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 13 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Evivrus, or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is  , 2008.

This information statement was first mailed to Enzon stockholders on or about  , 2008.

Customized Linker Technology is our registered trademark. All other trademarks and service marks are the property of others.

i

SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from Enzon and the distribution of our common stock by Enzon to its stockholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement. Except as otherwise indicated or unless the context otherwise requires, “Evivrus” “we,” “us,” “our” and “our company” refer to Evivrus, Inc. and “Enzon” and “Enzon Pharmaceuticals” refer to Enzon Pharmaceuticals, Inc.

Our Company

We are a development-stage biopharmaceutical company dedicated to the discovery and development of important medicines for patients with cancer and other life-threatening conditions. Our drug development program utilizes several cutting-edge technologies, including our PEGylation Customized Linker Technology and the Locked Nucleic Acid (“LNA”) technology.

PEGylation has successfully been used on various pharmaceutical compounds to improve their performance and deliverability and for some compounds PEGylation can be crucial to the development of an effective medication. Through the customized attachment of polyethylene glycol (“PEG”) to a pharmaceutical compound using a spectrum of stable and customized releasable linkers, PEGylation using our Customized Linker Technology has the potential to overcome the pharmacologic limitations for a broad set of therapeutics and generate compounds with substantially enhanced therapeutic value over their unmodified forms. In some cases, the addition of PEG can render a compound therapeutically effective where the unmodified form had only limited clinical utility. Our PEG-SN38 product candidate discussed below was developed using our Customized Linker Technology.

We are using the LNA technology to develop ribonucleic acid (“RNA”) antagonists against up to eight gene targets selected by us and directed against novel oncology targets. The LNA technology allows the development of antagonists that act through the “antisense” principle. Drugs based on the antisense principle work by providing a synthetic strand of nucleic acid (in this case, a chemical analogue of RNA) that will bind to the messenger RNA produced by a target gene. The synthetic RNA strand inactivates the messenger RNA produced by the target gene so the messenger RNA can’t be used to produce a protein. This effectively turns the target gene “off.” In pre-clinical studies, the LNA technology provides RNA antagonists with dramatically enhanced binding affinity to complementary RNA sequences, outstanding potencies, long tissue half lives, and improved therapeutic ratios over first and second generation antisense drugs. Our HIF-1 alpha antagonist product candidate discussed below was developed using LNA Technology.

Our development pipeline consists of several novel product candidates. Our recombinant human Mannose-Binding Lectin (“rhMBL”) is a naturally occurring human plasma protein that plays a key role in the immune system’s first-line defense against infections. We are currently conducting two Phase I/II clinical trials with this compound for prevention and treatment of severe infection in patients with low MBL levels, one in patients with multiple myeloma who are undergoing chemotherapy and another for patients who have undergone liver transplant surgery. Another candidate in clinical development utilizes our customized PEGylation technology together with SN38, which is the active metabolite of the cancer drug irinotecan. PEG-SN38 allows for non-oral delivery, increased solubility, higher exposure of the cancer cells to SN38, and longer apparent half-life. We are conducting two clinical trials with PEG-SN38 in patients with solid tumors and lymphomas to evaluate different dosing schedules. Lastly, we have licensed several RNA antagonists directed against novel oncology targets, such as the hypoxia-inducible factor 1 alpha (“HIF-1 alpha”). HIF-1 alpha is a highly-visible, well-validated target in many cancer types, including solid tumors. We are currently conducting two Phase I studies with HIF-1 alpha antagonist in patients with solid tumors and lymphomas to evaluate different dosing schedules.

Our Strategy

Our strategy revolves around our focus on innovation. We have cultivated an organizational commitment to innovation by investing in our technological base and building a novel research and development pipeline of projects that are strategically focused with promising pathways to regulatory approval. We are committed to making targeted, disciplined investments in areas where we believe we can make a unique contribution and achieve product differentiation. Our management team has extensive health care industry experience in bringing novel products to the market.

We intend to achieve our strategy by:

Applying our cutting-edge technological foundation in PEGylation and the LNA technology to further advance our development candidates, and discover and develop novel therapeutics for oncology and related indications.

We believe our strong technological platform has broad applicability across a variety of indications. We also believe that targeted approaches to treating cancer, such as those we are pursuing, have the potential to target cancer cells more selectively than traditional treatments, particularly for aggressive and advanced-stage cancers for which current treatments are inadequate. In addition, our proven and validated PEGylation technology has been utilized by various pharmaceutical and biotechnology companies to enable and enhance the performance of pharmaceuticals with delivery limitations. We aim to continue to build on our core expertise in PEGylation, and our novel Customized Linker Technology, to discover new drug candidates, as well as to develop our existing drug candidates. PEG-SN38 is an example of the application of our PEGylation technology. Our first RNA antagonist is directed against HIF-1 alpha which is a highly-visible, well-validated target in many cancer types, including solid tumors. We are committed to further evolving the potential of these technologies and bringing new product development opportunities forward, both through proprietary and externally-sourced programs.

Continuing to utilize our PEGylation expertise and know-how for internal drug discovery and development, as well as explore additional opportunities for strategic alliances.

We have extensive experience with PEGylation technology and have developed our novel Customized Linker Technology. Our strategy is to utilize our PEGylation platform for internal discovery and development programs first, and then explore additional opportunities for PEGylation through strategic alliances. We plan to selectively and strategically out-license our PEGylation technology that includes our Customized Linker Technology to pharmaceutical and biotechnology companies to improve the effectiveness of their existing compounds. We offer potential partners substantial know-how in the area of PEGylation and an experienced management team with extensive experience in researching and developing pharmaceutical products, particularly for the treatment of cancer.

The Separation

Overview

On May 6, 2008, the Board of Directors of Enzon (the “Enzon Board”) preliminarily approved a plan to separate Enzon into two independent companies—specialty pharmaceutical, including marketed products, royalties and manufacturing, and biotechnology research and development.

Before our separation from Enzon, we will enter into a Separation and Distribution Agreement and several other agreements with Enzon to effect the separation and distribution and provide a framework for our relationship with Enzon after the separation. These agreements will govern the relationships among us and Enzon subsequent to the completion of the separation plan and provide for the allocation among us and Enzon of Enzon’s assets, liabilities and obligations (including employee benefits) attributable to periods prior to our separation from Enzon.

The announcement of the proposed separation plan indicated that the Enzon Board believes that the separation is the best way to unlock the full value of Enzon’s businesses. Enzon believes that the separation into two independent companies should not only enhance each company’s strengths, but will also improve each company’s strategic, operational and financial flexibility.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement.

We are a newly formed holding company that will, prior to the distribution, hold substantially all of the assets and liabilities of Enzon’s research and development activities as a result of an internal reorganization implemented by Enzon. Our headquarters are located at 20 Kingsbridge Road, Piscataway, New Jersey 08854. We maintain an Internet site at                               . Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Questions and Answers about Evivrus and the Separation

Why am I receiving this document?

Enzon is delivering this document to you because Enzon’s records show that you were a holder of Enzon common stock on the record date for the distribution of our shares of common stock. As such, you are entitled to receive   share(s) of our common stock for every   share(s) of Enzon common stock that you held at the close of business on the record date. No action is required for you to participate in the distribution. The distribution will take place on  , 2008.

Why is the separation of Evivrus structured as a distribution?

Enzon believes that a taxable distribution of shares of Evivrus is an efficient way to separate Enzon’s businesses in a manner that will provide flexibility, create benefits and value for us and Enzon and long-term value for Enzon stockholders.

How will the separation of Evivrus work?

The separation will be accomplished through a series of transactions in which substantially all of the assets and liabilities of Enzon’s research and development activities will be assigned to or assumed by Evivrus and the common stock of Evivrus will then be distributed by Enzon to its stockholders on a pro rata basis.

When will the distribution occur?	We expect that Enzon will distribute the shares of Evivrus common stock on , 2008 to holders of record of Enzon common stock on , 2008, the record date.

What do stockholders need to do to participate in the distribution?

Nothing, but we urge you to read this entire document carefully. Stockholders who hold Enzon common stock as of the record date will not be required to take any action to receive Evivrus common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of Enzon common stock or take any other action to receive your shares of our common stock. If you own Enzon common stock as of the close of business on the record date, Enzon, with the assistance of the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of Evivrus common stock or your bank or brokerage firm will credit your account for the shares. If you sell shares of Enzon common stock in the “regular- way” market up to and including the distribution date, you will be selling your right to receive shares of Evivrus common stock in the distribution. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Evivrus common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Can Enzon decide to cancel the distribution of the common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement. Until the distribution date, Enzon has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Enzon Board determines that the distribution is not in the best interests of Enzon and its stockholders or that market conditions are such that it is not advisable to separate the research and development activities of Enzon.

Does Evivrus plan to pay dividends?

We do not expect to declare dividends in the foreseeable future. We currently intend to retain any cash to support our operations and to finance the growth and development of our business. The declaration and payment of any future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiary, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our Board of Directors.

Will Evivrus have any long-term debt?	No.

What will the separation cost?

Enzon expects to incur pre-tax separation costs of approximately $   to $   in connection with the consummation of the separation. Over the 12 months following the separation, the portion of these pre-tax costs expected to be recorded in Enzon’s financial statements is approximately $ to $ . This is our current best estimate for the separation costs and the actual costs may differ from this estimate.

What are the U.S. federal income tax consequences of the distribution to Enzon stockholders?

We expect that the receipt by you of shares of our common stock in the distribution will generally be a taxable distribution to you. The amount of tax, if any, payable by you would depend upon, among other things, Enzon’s earnings and profits, if any, the fair market value of our shares, and your existing tax basis in your Enzon shares. However, based on certain assumptions, Enzon does not believe that it will have any current or accumulated earnings and profits. For a more detailed discussion, see “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

How will I determine the tax basis I will have in the Evivrus shares I receive in the distribution?

Your tax basis in the Evivrus shares received generally should equal the fair market value of such shares on the distribution date in the case of a taxable distribution. For a more detailed discussion of the tax basis consequences of the distribution (including the effect of the distribution on your existing tax basis in your retained Enzon shares), see “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

What will the relationship between Enzon and Evivrus be following the separation?

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Enzon to effect the separation and provide a framework for our relationship with Enzon after the separation. These agreements will govern the relationships between us and Enzon subsequent to the completion of the separation and provide for the allocation between us and Enzon of Enzon’s assets, liabilities and obligations (including employee benefits liabilities) attributable to periods prior to our separation from Enzon. See “Risk Factors—Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

One of our directors, Mr. Robert C. Salisbury, will continue to serve on Enzon’s Board of Directors.

Will I receive physical certificates representing shares of Evivrus common stock following the separation?

No. Following the separation, neither Enzon nor Evivrus will be issuing physical certificates representing shares of Evivrus common stock. Instead, Enzon, with the assistance of Continental Stock Transfer & Trust Company, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What will happen to the listing of Enzon common stock?	Nothing. Immediately after the distribution of Evivrus common stock, Enzon common stock will continue to trade on the NASDAQ Global Market under the symbol “ENZN.”

What if I want to sell my Enzon common stock or my Evivrus common stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Enzon nor Evivrus makes any recommendations as to the purchase, retention or sale of shares of Enzon common stock or the Evivrus common stock to be distributed.

If you decide to sell any shares after the distribution, you should make sure that your stockbroker, bank or other nominee understands whether you want to sell your Enzon common stock or the Evivrus common stock you will receive in the distribution, or both.

Where will I be able to trade shares of Evivrus common stock?

There is not currently a public market for our common stock. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “HOPE.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

Will the number of Enzon shares I own change as a result of the distribution?	No. The number of shares of Enzon common stock you own will not change as a result of the distribution.

Will the distribution affect the market price of my Enzon shares?

Yes. The trading price of shares of Enzon common stock immediately following the distribution will no longer reflect the value of the research and development activities and the cash and investments transferred to Evivrus and may be lower than immediately prior to the distribution. Furthermore, until the market has fully analyzed the value of Enzon without the research and development activities, the prices of Enzon shares may fluctuate significantly.

Are there risks to owning Evivrus common stock?

Yes. Our business is subject to both general and specific risks relating to our business, our capital structure, the industry in which we operate, our relationship with Enzon and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 13. We encourage you to read that section carefully.

Where can Enzon stockholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

Enzon Pharmaceuticals, Inc. Investor Relations 685 Route 202/206 Bridgewater, New Jersey 08807 (908) 541-8777 www.enzon.com

After the separation, if you have any questions relating to our common stock, you should contact:

Evivrus, Inc. Investor Relations 20 Kingsbridge Road Piscataway, New Jersey 08854

After the separation, if you have any questions relating to the distribution of our shares, you should contact:

Distribution Agent: Continental Stock Transfer & Trust Company Shareholder Relations 17 Battery Place, 8th Floor New York, NY 10004 (212) 845-3299 www.continentalstock.com

Summary of the Separation

The following is a summary of the material terms of the separation and other related transactions.

Distributing company	Enzon. After the distribution, Enzon will not own any shares of our common stock.

Distributed company

Evivrus, a Delaware corporation and a wholly owned subsidiary of Enzon that was formed to hold substantially all of the assets and liabilities of Enzon’s research and development activities. In addition, prior to the distribution, Enzon will transfer to us $100 million of cash and investments and a note payable by Enzon to Evivrus of $50 million to fund development. Enzon will make an additional cash contribution, currently estimated to be approximately $5 million, to cover certain of our operating expenses accrued as of the distribution date. After the distribution, Evivrus will be an independent public company.

Distribution ratio

Each holder of Enzon common stock will receive   share(s) of our common stock for every   share(s) of Enzon common stock held on, 2008. Cash will generally be distributed in lieu of fractional shares, as described below.

Distributed securities

All of the shares of Evivrus common stock owned by Enzon, which will be 100% of our common stock outstanding immediately prior to the distribution. Based on the approximately  shares of Enzon common stock outstanding on  , 2008 and applying the distribution ratio of   share(s) of Evivrus common stock for every   share(s) of Enzon common stock, approximately shares of our common stock will be distributed to Enzon stockholders who hold Enzon common stock as of the record date. The number of shares that Enzon will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.

Fractional shares

Enzon will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Record date	The record date for the distribution is the close of business on , 2008.

Distribution date	The distribution date is , 2008.

Distribution

On the distribution date, Enzon, with the assistance of the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Enzon common stock or take any other action to receive your shares of our common stock. If you sell shares of Enzon common stock in the “regular-way” market up to and including through the record date, you will be selling your right to receive shares of Evivrus common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Evivrus common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution

The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Enzon of the following conditions, among other conditions described in this information statement:

•

the Securities and Exchange Commission (“SEC”) shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order relating to the registration statement shall be in effect;

•

all permits, registrations and consents required under the securities or blue sky laws of the states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

	•	the listing of our common stock on the NASDAQ Global Market shall have been approved, subject to official notice of issuance;

	•	all material government approvals and other consents necessary to consummate the distribution shall have been received; and

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect, and no other event outside the control of Enzon shall have occurred failed to occur that prevents the consummation of the distribution.

The fulfillment of these conditions does not create any obligation on Enzon’s part to effect the distribution, and the Enzon Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Enzon has the right not to complete the distribution if, at any time, the Enzon Board determines, in its sole discretion, that the distribution is not in the best interests of Enzon or its stockholders or that market conditions are such that it is not advisable to separate the research and development activities from Enzon.

Stock exchange listing

We intend to file an application to list our shares of common stock on the NASDAQ Global Market under the ticker symbol “HOPE.” We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. See “The Separation—Trading Between the Record Date and Distribution Date,” included elsewhere in this information statement.

Transfer and distribution agent	Continental Stock Transfer & Trust Company

Risks relating to ownership of our common stock and the distribution

Our business is subject to both general and specific risks and uncertainties relating to our business, our capital structure, the industry in which we operate, our relationship with Enzon and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 13 in this information statement.

Tax Consequences of the Distribution

We expect that a U.S. holder receiving our shares in the distribution will be treated as receiving a taxable distribution to the extent of the fair market value of the shares received (including any fractional shares sold on behalf of the stockholder) on the distribution date. That distribution would be treated as taxable dividend income to the extent of such holder’s share of Enzon’s current and accumulated earnings and profits (as determined for federal income tax purposes), if any. Based on certain assumptions, however, Enzon does not believe that it will have any current or accumulated earnings and profits. To the extent the amount of the distribution exceeds such holder’s share of Enzon’s current and accumulated earnings and profits, if any, the distribution would be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in its shares of Enzon common stock (thus reducing such adjusted tax basis) with any remaining amounts being treated as capital gain from the sale of Enzon shares. For a more detailed discussion, see “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Certain Agreements with Enzon

Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Enzon to effect the separation and distribution and provide a framework for our relationship with Enzon after the separation. These agreements will govern the relationships among us and Enzon subsequent to the completion of the separation plan and provide for the allocation among us and Enzon of Enzon’s assets, liabilities and obligations (including employee benefits liabilities) attributable to periods prior to our separation from Enzon. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth certain summary historical financial information as of December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005, which has been derived from our audited financial statements as of December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005, which are included elsewhere in this information statement.

The summary historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods shown or of our future performance as an independent company. See “Risk Factors–Risks Related to the Separation,” included elsewhere in this information statement.

The summary historical financial information should be read in conjunction with “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma condensed financial statements and the corresponding notes, and the financial statements and notes thereto included elsewhere in this information statement.

	Year Ended December 31,		Six Months Ended December 31 2005(1)	Year Ended June 30, 2005
	2007	2006
	(in thousands)
Consolidated Statement of Operations Data:
Research and development	$43,638	$34,768	$9,373	$32,073
General and administrative	9,655	6,180	2,308	3,286
Acquired in-process research and development(2)	—	11,000	10,000	—
Restructuring charge(3)	—	—	—	1,172

Operating loss	(53,293)	(51,948)	(21,681)	(36,531)
Income tax(4)	—	—	—	—

Net loss	$(53,293)	$(51,948)	$(21,681)	$(36,531)

No dividends have been declared.

	December 31,
	2007	2006
Consolidated Balance Sheet Data:
Current assets	$240	$283
Current liabilities	7,450	11,732
Total assets	25,640	15,262
Enzon Pharmaceuticals, Inc. net investment in Evivrus	17,990	3,461

(1)	The Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” effective July 1, 2005.

(2)

Represents up-front payments to third-parties related to the in-license of technology as follows: $11.0 million in 2006 to Santaris Pharma A/S for HIF-1 alpha antagonist and Survivin antagonist and $10.0 million in 2005 to NatImmune A/S for rhMBL.

(3)	Employee separation costs resulting from termination of certain clinical and preclinical development programs.

(4)

No income tax benefit has been reflected due to the fact that it is more likely than not that any such benefit that might have resulted from our net operating losses will not be utilized by us in the future.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into four groups: (i) risks relating to our business, (ii) risk relating to our industry, (iii) risks relating to the separation and (iv) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

We expect to incur losses over the next several years and may never achieve or sustain profitability.

We have no material source of revenues and we expect to incur losses over the next several years, including for the year ending December 31, 2008. We also expect to spend significant amounts to continue research and development of our product candidates and technologies.

We have no products that are available for sale and do not know when we will have products available for sale, if ever. In the absence of revenue from the sale of products or other sources, our losses will continue as we conduct our research and development activities.

Development of any successful product candidates is highly uncertain due to the extended testing and regulatory review process required before marketing clearance can be obtained and failure to develop, obtain regulatory approval and commercialize our product candidates could materially harm our business.

There is a high risk of failure for pharmaceutical product candidates. Only a small minority of all research and development programs ultimately result in commercially successful drugs. We may never succeed in developing an approved drug. Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the time periods before commercialization of any of these products are long and uncertain. Risks during development and commercialization include the possibility that:

•	any or all of our product candidates will be found to be ineffective;

•	our product candidates will have adverse side effects or will otherwise fail to receive the necessary regulatory approvals;

•	our product candidates may be effective but uneconomical to manufacture or market; or

•	our competitors may market equivalent or superior products.

The risk of failure is increased for our product candidates that are based on new technologies or approaches to the development of therapeutics. For example, the LNA technology is a novel technology and there are currently no approved drugs, or even late-stage drug candidates, employing this technology. Product candidates employing these technologies may not advance to pivotal stages of product development or demonstrate clinical safety or efficacy. If we do not succeed in the development of these product candidates, or if our technologies fail to generate products, our business could be materially harmed.

We will require additional financing to meet our future capital needs and failure to obtain such funding would have a material and adverse effect on our business, financial condition and operations.

Our research and development projects require substantial capital. We will continue to expend substantial resources for research and development, including costs associated with developing our product candidates and conducting clinical trials. We believe that our current cash and investments will be adequate to satisfy our capital needs for at least the next twelve months, but we have no material source of revenue and we will require additional financing to meet our future capital needs.

We will require substantial additional capital to:

•	fund research and development activities;

•	conduct pre-clinical studies and clinical trials; and

•	undertake other activities relating to the successful development of product candidates.

Our future capital needs depend on many factors, including:

•	the scope, duration and expenditures associated with our research and development programs;

•	continued scientific progress in these programs;

•	the outcome of potential licensing transactions, if any;

•	competing technological developments;

•	our proprietary patent position in our products; and

•	the regulatory approval process for our product candidates.

We may seek to raise necessary funds through public or private equity offerings, debt financings or additional strategic alliances and licensing arrangements. Any additional equity financings may be on terms that are dilutive or potentially dilutive to our stockholders. Any debt financing we enter into may involve incurring significant interest expense and include covenants that restrict our operations. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions may make it difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or drug candidates, or grant licenses on terms that are not favorable to us, to raise additional funds through alliance, joint venture or licensing arrangements. If adequate funds are not available, we may have to delay, reduce or eliminate one or more of our research or development programs and reduce overall overhead expenses. These actions would have a material adverse effect on our business, financial condition and operations and would likely reduce the market price of our common stock.

We depend on our collaborative partners; if we lose our collaborative partners or they do not apply adequate resources to our collaborations, our product development and financial performance may suffer.

We rely and will depend heavily in the future on collaborations with partners, primarily pharmaceutical and biotechnology companies, for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to most of our product candidates. In particular, we depend on Santaris Pharma A/S (“Santaris”) for development of additional LNA compounds. If we lose our collaborative partners, or if they do not apply adequate resources to our collaborations, our product development and financial performance may suffer.

The amount and timing of resources dedicated by our collaborators to their collaborations with us are not within our control. If any collaborator breaches or terminates its agreements with us or fails to conduct its collaborative activities in a timely manner, the commercialization of our product candidates could be slowed or blocked completely. In addition, our collaborative partners may change their strategic focus, pursue alternative technologies or develop alternative products as a means for developing treatments for the diseases targeted by these collaborative programs and these could compete with products we are developing.

Further, our collaborations may not be successful. Disputes may arise between us and our collaborators as to a variety of matters, including financing obligations under our agreements and ownership of intellectual property rights. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of products. If any of the product candidates that we are commercializing with collaborators are delayed or blocked from entering the market or we experience increased costs as a result of our relationship with our collaborators, our financial performance could be adversely affected.

We purchase some of the compounds utilized in our products from a single source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenues.

We purchase the unmodified pharmaceutical compounds, bulk PEGs and other compounds used to manufacture our product candidates from outside suppliers. In some cases, we have a limited number of suppliers and we currently have no supply arrangement for our rhMBL product candidate.

Our reliance on our suppliers exposes us to significant risks. These third parties might:

•	be unable or unwilling to provide us with sufficient materials to meet our demands;

•	fail to meet our standards of quality or other specifications;

•	increase significantly the prices they charge us for materials; or

•	not carry out their contractual duties or meet anticipated deadlines, which could result in delays in obtaining or maintaining regulatory approvals.

If our suppliers are unwilling or unable to timely supply us with materials meeting our specifications, we may not be able to locate any alternative suppliers or enter into commercially reasonable agreements with suppliers in a timely manner or at all. In addition, we may be unable to find alternative suppliers with appropriate regulatory authorizations. If we experience a delay in obtaining or are unable to obtain any compound for the manufacture of our product candidates on reasonable terms, or at all, it could have a material adverse effect on our business, financial condition and results of operations.

Further, if we are required to obtain an alternate source for a pharmaceutical compound utilized in the manufacturing process, the FDA and relevant foreign regulatory agencies will likely require that we perform additional testing to demonstrate that the alternate material is biologically and chemically equivalent to the pharmaceutical compound previously used in our clinical trials. This testing could delay or stop development of a product candidate, limit commercial sales of any approved product and cause us to incur significant additional expenses. If we are unable to demonstrate that the alternate material is chemically and biologically equivalent to the previous pharmaceutical compound, we will likely be required to repeat some or all of the pre-clinical and clinical trials conducted for the compound. Even if the alternate material is shown to be chemically and biologically equivalent to the previous pharmaceutical compound, the FDA or relevant foreign regulatory agency may require that we conduct additional clinical trials with the alternate material.

We may be unable to formulate or manufacture our product candidates so that they are suitable for clinical or commercial use.

We may need to change the formulation and manufacturing processes for our product candidates as they progress in clinical development and are ultimately commercialized. For example, the cell line that has been used to produce our rhMBL product candidate does not provide a sufficient yield to allow commercial production. We do not currently have a supplier for rhMBL and our existing stock will be exhausted by the time of our planned clinical trials. If we are unable to develop a more efficient production process and find a commercial supplier for rhMBL, we will not be able to proceed with the commercial development of rhMBL.

Our product candidates must undergo extensive clinical testing, the results of which are highly uncertain and could substantially delay or prevent us from obtaining regulatory approval.

Before we can market a product, we must obtain regulatory approval for a product candidate. To obtain regulatory approval, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration (“FDA”) and similar foreign regulatory authorities for each indication. The pre-clinical testing and clinical trials for any product candidates that we develop must comply with the regulations of numerous federal, state and local government authorities in the U.S., principally the FDA, and those of similar agencies in other countries. Clinical trials of new product candidates sufficient to obtain regulatory marketing approval are expensive and take years to complete.

Even though they consume substantial resources, the outcome of these trials is highly uncertain. Safety and efficacy results from pre-clinical studies involving animals and other models and from early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations, and, moreover, may not always be representative of results obtained while marketing an approved drug, particularly with regard to safety. In addition, we may suffer significant setbacks in clinical trials, even after achieving promising results in earlier trials. For example, Phase II activity may not replicate Phase I results or Phase III efficacy data may not replicate Phase II data. Any adverse results from studies, including clinical trials, could have a negative effect on our ability to obtain the approval of the FDA or other regulatory agencies. Unfavorable results of clinical trials conducted by our competitors or other biotechnology companies could also adversely affect our ability to gain regulatory approval of our product candidates by increasing government examination and complexity of clinical trials. Government and public concerns over safety issues associated with pharmaceutical and biological products could potentially result in termination of clinical trials on entire classes of drug candidates, lengthen the trial process for product categories, increase legal and production costs relating to certain drug categories, and/or expand the safety labeling for approved products.

Clinical development of any product candidate that we decide to take into clinical trials may be delayed or prevented at any time for some or all of the following reasons:

•	negative or ambiguous results regarding the efficacy of the product candidate;

•	undesirable side effects that delay or extend the trials or make the product candidate not medically or commercially viable;

•	inability to recruit and qualify a sufficient number of patients for our trials;

•	regulatory delays or other regulatory actions, including changes in regulatory requirements;

•	difficulties in obtaining sufficient quantities of the product candidate manufactured under current good manufacturing practices;

•	delays, suspension or termination of the trials imposed by us, an independent institutional review board for a clinical trial site, or clinical holds placed upon the trials by the FDA; and

•	our failure to obtain adequate financial resources to fund these trials.

We depend on third parties to conduct the clinical trials for our product candidates and any failure of those parties to fulfill their obligations could harm our development and commercialization plans.

We depend on independent clinical investigators, contract research organizations, academic institutions and other third-party service providers to conduct clinical trials for our product candidates. Though we rely heavily on these parties for successful execution of our clinical trials, we are ultimately responsible for the results of their activities and many aspects of their activities are beyond our control. For example, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial, but the independent clinical investigators may prioritize other projects over ours or may fail to timely communicate issues regarding our products to us. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The early termination of any of our clinical trial arrangements, the failure of third parties to comply with the regulations and requirements governing clinical trials or our reliance on results of trials that we have not directly conducted or monitored could hinder or delay the development, approval and commercialization of our product candidates and would adversely affect our business, results of operations and financial condition.

If our clinical trials are not successful, if we experience significant delays in these trials, or if we do not complete our clinical trials, we may not be able to commercialize our product candidates, which would materially harm our business.

We depend on patents and proprietary rights, which may offer only limited protection against potential infringement and the development of competing products.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the U.S. and in other countries and to protect our proprietary rights. If we are unable to obtain and enforce patent protection for our product candidates or to maintain the confidentiality of our trade secrets, our business could be materially harmed. We have an extensive portfolio of issued U.S. patents and filed applications, many of which have foreign counterparts. These patents, if extensions are not granted, are expected to expire beginning in 2009 through 2028. In addition, under our license agreements, we have exclusively licensed patents related to our rhMBL product candidate, our HIF-1 alpha antagonist and our other LNA compounds in development. Although we believe that our patents provide certain protection from competition, such patents may not provide substantial protection or commercial benefit to us, or afford us adequate protection from competing products, and may be challenged or declared invalid. In addition, U.S. patents or foreign patent equivalents may not be issued to us in the future.

Issued patents may be challenged, invalidated or circumvented. In addition, court decisions may introduce uncertainty as to the enforceability or scope of patents owned by biotechnology and pharmaceutical companies, including us. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. Therefore, enforceability or scope of our patents in the U.S. or in foreign countries cannot be predicted with certainty, and, as a result, any patents that we own or license may not provide sufficient protection against competitors. In addition, we may not be able to obtain or maintain a patent from our pending patent applications, those we may file in the future, or those we may license from third parties.

We believe that our patent rights are enforceable; however, those rights may prove unenforceable or invalid, or may expire prior to the commercialization of our product candidates, thus allowing others to more effectively compete with us. Therefore, any patents that we own or license may not adequately protect our product candidates or our future products. If we are not able to protect our patent positions, our business and financial condition could be materially harmed.

We may become aware that certain organizations are engaging in activities that infringe certain of our patents, including our PEG technology patents. We may be unable to enforce our patents and other rights against such organizations.

Legal or administrative proceedings may be necessary to enforce our intellectual property rights or to defend against claims of infringement. We have in the past been involved in patent litigation and other proceedings and we may likely become involved in additional patent litigation or proceedings in the future. If we become involved in any such litigation or proceeding, irrespective of the outcome, we may incur substantial costs, the efforts of our technical and management personnel may be diverted, and such disputes could substantially delay or prevent our product development or commercialization activities, which could materially harm our business, financial condition and results of operations.

Blocking patents or claims of infringement may stop or delay the development of our proprietary products.

Other entities may have or obtain proprietary rights that could impair our competitive position. Our commercial success depends in part on avoiding claims of infringement of the patents or proprietary rights of such third parties. Although we investigate the patent protection surrounding our technology and product candidates, there are numerous patents, each with multiple claims, which makes it difficult to uncover and interpret the extent of patent protection which can lead to uncertainty about our freedom to operate. It is possible that we will not be aware of issued patents or pending patent applications that are relevant to our product candidates because our searches do not find them or because they are not yet publicly available. Our interpretation of patents could be challenged, leading to litigation, and we could face claims of infringement of rights of which we are unaware.

There have been significant litigation and interference proceedings regarding patent rights, and the patent situation regarding particular products is often complex and uncertain. As we proceed with the development of our product candidates, we may face uncertainty and litigation could result, which could lead to liability for damages, prevent our development and commercialization efforts and divert resources from our business strategy.

Third parties from time to time may assert that we are infringing their patents, trade secrets or know-how. In addition, our technology may infringe patents that may issue in the future to third parties. We could incur substantial costs in defending ourselves and our partners against any such claims. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief, which could effectively block our ability or our partners’ ability to further develop or commercialize some or all of our products or technology in the U.S. and abroad, and could result in the award of substantial damages. If we are found to infringe, we may be required to obtain one or more licenses from third parties or be unable to proceed. We may not be able to obtain such licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any such required license could have a material adverse effect on us.

We may have to develop or license alternative technologies if we are unable to maintain or obtain key technology from third parties.

We have licensed patents and patent applications from Santaris and NatImmune A/S (“NatImmune”) under agreements with them. Some of our proprietary rights have been licensed to us under agreements that have performance requirements or other contingencies. The failure to comply with these provisions could lead to termination or modifications of our rights to these licenses. Additionally, we may need to obtain additional licenses to patents or other proprietary rights from other parties to facilitate development of our proprietary technology base. The ownership of patents exclusively licensed to us may be subject to challenge if inventorship was not adequately investigated and represented. If our existing licenses are terminated or if we are unable to obtain such additional licenses on acceptable terms, our ability to perform our own research and development and to comply with our obligations under our collaborative agreements may be delayed while we seek to develop or license alternative technologies.

The patents upon which our original PEG technology was based have expired and, as a result, the scope of our patent protection is narrower.

The U.S and corresponding foreign patents upon which our original PEG technology was based expired in 1996. Without that patent protection, other parties are permitted to make, use or sell products covered by the claims of those patents, subject to other patents, including those which we hold. We have obtained numerous patents with claims covering improved methods of attaching or linking PEG to therapeutic compounds. However, these patents may not enable us to prevent competition or competitors may develop alternative methods of attaching PEG to compounds potentially resulting in competitive products outside the protection that may be afforded by our patents. We are aware that others have also filed patent applications and have been granted patents in the U.S. and other countries with respect to the application of PEG to proteins and other compounds.

The manufacture of our product candidates is a complex and highly-regulated process and we rely on third-party manufacturers to manufacture materials for us. If any of them fail to meet regulatory requirements our business could suffer.

The FDA and foreign and state regulators require manufacturers to register manufacturing facilities. The FDA and these regulators also inspect these facilities to confirm compliance with current good manufacturing practices or similar requirements that the FDA and these regulators establish. The manufacture of product candidates and key reagents at any facility are subject to strict quality control, testing, and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. Ultimately, we, our third-party manufacturers, our licensees, or other suppliers may not meet these requirements. Our third-party manufacturers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or they may not be able to maintain compliance with the FDA’s current good manufacturing practices requirements, or those of foreign or state regulators, necessary to continue manufacturing our product candidates and materials. Any failure to comply with current good manufacturing practices requirements or other FDA and foreign or state regulatory requirements could adversely affect our clinical research activities and our ability to market and develop our products candidates.

We may be subject to a variety of types of product liability or other claims based on allegations that the use of our product candidates by participants in our clinical trials has resulted in adverse effects, and our insurance may not cover all product liability or other claims.

We may face liability claims related to the use or misuse of our product candidates in clinical trials. These claims may be expensive to defend and may result in large judgments against us. Generally, our clinical trials are conducted in patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful and during the course of treatment these patients could suffer adverse medical effects or die for reasons that may or may not be related to our product candidates. Any of these events could result in a claim of liability. Any such claims against us, regardless of their merit, could result in significant costs to defend or awards against us that could materially harm our business, financial condition or results of operations.

Although we maintain product liability insurance for claims arising from the use of our product candidates in clinical trials prior to FDA approval and for claims arising from the use of our products after FDA approval at levels that we believe are appropriate, we may not be able to maintain our existing insurance coverage or obtain additional coverage on commercially reasonable terms for the use of our other product candidates and products in the future. Also, our insurance coverage and resources may not be sufficient to satisfy any liability resulting from product liability claims which could materially harm our business, financial condition or results of operations.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified research and development scientists, technical and managerial personnel, including our Chief Executive Officer and Chief Scientific Officer. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Although we have employment agreements with our Chief Executive Officer and Chief Scientific Officer, our ability to continue to retain such officers, as well as other senior executives or key managers is not assured. The loss of the services of one or a combination of our senior executives, particularly our Chief Executive Officer and Chief Scientific Officer, as well as the failure to recruit additional key research and development scientists, technical and managerial personnel in a timely manner, would have an adverse effect on our business.

Risks Relating to Our Industry

Significant competition for our technology platforms and product candidates could make our technologies or product candidates obsolete or uncompetitive, which would negatively impact our business, results of operations and financial condition.

The biopharmaceutical industry is characterized by extensive research and development effort, and rapid technological change. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our product candidates and technologies becoming obsolete.

We face intense competition from established biotechnology and pharmaceutical companies, as well as academic and research institutions that are pursuing competing technologies and products. We know that competitors are developing or manufacturing various platform technologies and products that are used for the prevention, diagnosis or treatment of diseases that we have targeted for product development. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer comparable performance at a lower cost. In addition, any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share.

Our competitors in the PEGylation technology field include The Dow Chemical Company, Nektar Pharmaceuticals, Inc., SunBio Corporation, Mountain View Pharmaceuticals, Inc., Neose Technologies, Inc., NOF Corporation and Urigen Pharmaceuticals, Inc. Several other chemical, biotechnology and pharmaceutical companies may also be developing PEGylation technologies. Some of these companies license or provide the technology to other companies, while others develop the technology for internal use.

Other companies are conducting research and developing products utilizing antisense technologies that compete with the LNA technology. These include Isis Pharmaceuticals Inc., Alnylam Pharmaceuticals, Inc., Regulus Therapeutics LLC, Eli Lilly and Company and others. In addition, there are a number of existing therapeutic regimens designed to treat the cancers that we may target with the HIF-1 alpha antagonist. However, we are not of aware of any development of another compound that would have a mechanism similar to our HIF-1 alpha antagonist.

There are a number of drugs in various stages of preclinical and clinical development from companies exploring cancer therapies or improved chemotherapeutic agents to potentially treat the same cancer indications that our PEG-SN38 may be developed to treat. Additionally, there are a number of drugs in development based on the active metabolite SN38. If these drugs are approved, they could be compete directly with our PEG-SN38. These include products in development from Bristol-Myers Squibb Company, Pfizer Inc., GlaxoSmithKline p/c, Antigenics Inc., F. Hoffman–La Roche Ltd., Novartis AG, Cell Therapeutics, Inc., Neopharm, Inc., Meditech Research Limited and others. Nektar Therapeutics is also developing a PEGylated form of irinotecan. Irinotecan is a pro- drug of SN38. This product candidate is currently in Phase II for colorectal cancer. Nektar plans to commence trials in breast and ovarian cancer in the second half of 2008.

We are unaware of other companies studying rhMBL in clinical trials. Currently, physicians use anti-infectious prophylaxis for patients susceptible to infectious complications.

Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing and financial resources than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new drugs, as well as in obtaining FDA and other regulatory approval. We face competition from these companies not just in product development but also in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies. Accordingly, our competitors may develop technologies and products that are superior to those we or our collaborators are developing and render our technologies and products or those of our collaborators obsolete and noncompetitive. If we cannot compete effectively, our business and financial performance would suffer.

The regulatory approval process is highly uncertain and we will not be allowed to market products if regulatory approval has not been obtained.

The marketing of pharmaceutical products in the U.S. and abroad is subject to stringent governmental regulation. The sale of any new products for use in humans in the U.S. requires the prior approval of the FDA for each new product. If our products are marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its indications. The FDA has established mandatory procedures and safety standards that apply to the clinical testing and marketing of pharmaceutical products. The FDA regulates the research, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical and biological products. Obtaining FDA approval for a new therapeutic product may take many years and involve substantial expenditures. Compliance with these regulations can be costly, time-consuming and subject us to unanticipated delays in developing our products. Neither we nor our licensees may be able to obtain or maintain FDA or other relevant marketing approval for any of our products.

There may be limitations placed on our ability to successfully market our products by the FDA or foreign regulators.

Regulatory approval may:

•	limit the indicated uses for a product;

•	otherwise limit our ability to promote, sell and distribute the product;

•	require that we conduct costly post-marketing surveillance; and

•	require that we conduct ongoing post-marketing studies.

Material changes to an approved product, such as manufacturing changes or revised labeling, may require further regulatory review and approval. Once obtained, any approvals may be withdrawn for a number of reasons, including the later discovery of previously unknown problems with the product, such as a safety issue. If we or our third-party manufacturers fail to comply with applicable regulatory requirements at any stage during the regulatory process, such noncompliance could result in:

•	refusals or delays in the approval of applications or supplements to approved applications;

•	refusal of a regulatory authority, including the FDA, to review pending market approval applications or supplements to approved applications;

•	warning letters;

•	import or export restrictions;

•	product recalls or seizures;

•	injunctions;

•	total or partial suspension of production;

•	fines, civil penalties or criminal prosecutions; and

•	withdrawals of previously approved marketing applications or licenses.

In addition, any approved products are subject to continuing regulation. Among other things, the holder of an approved biologic license application or new drug application is subject to periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the biologic license application or new drug application. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials. Failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, or denial or withdrawal of pre-marketing product approvals.

Even if we are granted regulatory approval in one jurisdiction, we may not receive regulatory approval in another jurisdiction.

Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products abroad. In order to market our products in the European Union and many other jurisdictions outside the U.S., we must obtain separate regulatory approvals and comply with numerous foreign regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially harm our business, financial condition and results of operations.

If we or our licensees fail to obtain or maintain requisite governmental approvals or fail to obtain or maintain approvals of the scope requested, it will delay or preclude us or our licensees or marketing partners from marketing our products. It could also limit the commercial use of our products. Any such failure or limitation may have a material adverse effect on our business, financial condition and results of operations.

Once approved, our products may not be accepted in the marketplace.

Even if clinical trials demonstrate the safety and efficacy of our product candidates and all regulatory approvals are obtained, the commercial success of our products depends on gaining market acceptance among physicians, patients, third-party payers or the medical community. The degree of market acceptance will depend on many factors, including:

•	the scope of regulatory approvals, including limitations or warnings contained in a product’s FDA-approved labeling;

•	establishment and demonstration of clinical efficacy and safety;

•	cost-effectiveness of our products;

•	alternative treatment methods and potentially competitive products; and

•	the availability of third-party reimbursement.

Market acceptance could be further limited depending on the prevalence and severity of any expected or unexpected adverse side effects associated with our product candidates. If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, third-party payers and patients, we may never generate significant revenue from these products, and our business, financial condition and results of operations may be materially harmed.

Our operations are subject to extensive environmental laws and regulations.

Our operations are subject to federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous, toxic and radioactive substances and the discharge of pollutants into the air and water. Environmental permits and controls are required for some of our operations and these permits are subject to modification, renewal and revocation by the issuing authorities. If we were to become liable for an accident, or if we were to suffer an extended facility shutdown as a result of such contamination, we could incur significant costs, damages and penalties that could harm our business and exceed our resources or insurance coverage.

The successful commercialization of our product candidates will depend on obtaining coverage and reimbursement for use of these products from third-party payers and these payers may not agree to cover or reimburse for use of our products.

Our future revenues and profitability will be adversely affected if U.S. and foreign governmental, private third-party insurers and payers, and other third-party payers, including Medicare and Medicaid, do not agree to defray or reimburse the cost of our products to the patients. If these entities refuse to provide coverage and reimbursement with respect to our products or provide an insufficient level of coverage and reimbursement, our products may be too costly for many patients to afford them, and physicians may not prescribe them.

In addition, the amount of reimbursement for our products may also reduce our profitability. In the U.S., there have been, and we expect will continue to be, actions and proposals to control and reduce healthcare costs. Government and other third-party payers are challenging the prices charged for healthcare products and increasingly limiting, and attempting to limit, both coverage and level of reimbursement for prescription drugs.

Since our products will likely be too expensive for most patients to afford without health insurance coverage, if our products are unable to obtain adequate coverage and reimbursement by third- party payers our ability to successfully commercialize our product candidates may be adversely impacted. Any limitation on the use of our products or any decrease in the price of our products will have a material adverse effect on our ability to achieve profitability.

In certain foreign countries, pricing, coverage and level of reimbursement of prescription drugs are subject to governmental control, and we may be unable to negotiate coverage, pricing, and reimbursement on terms that are favorable to us. In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Our results of operations may suffer if we are unable to market our products in foreign countries or if coverage and reimbursement for our products in foreign countries is limited.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Enzon.

As a stand alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. By separating from Enzon, there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Enzon. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent research and development company or such benefits may be delayed or may not occur at all. For example, analysts and investors may not place a greater value on our company as a stand-alone research and development company than on our business as part of Enzon.

We have no operating history as an independent separate public company, and we may be unable to make the changes necessary to operate as an independent company.

Prior to the separation, our business was operated by Enzon as part of its broader corporate organization rather than as a stand-alone company. Enzon assisted us by providing financing and certain corporate functions. Following the separation and distribution, Enzon will have no obligation to provide assistance to us other than the interim services which will be provided by Enzon and which are described in “Certain Relationships and Related Party Transactions” included elsewhere in this information statement. These interim services include, among other things, general and administrative services. Because our business has not been operated as an independent company, we may not be able to successfully implement the changes necessary to operate independently and we may incur additional costs operating independently which would have a negative effect on our business, results of operations and financial condition.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.

The historical financial and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

•

our historical and financial information reflects allocations for services historically provided to us by Enzon, which allocations may not reflect the costs we will incur for similar services in the future as an independent company; and

•

our historical and financial information does not reflect changes that we expect to incur in the future as a result of our separation from Enzon, including changes in the cost structure, personnel needs, financing and operations of the contributed business as a result of the separation from Enzon and from reduced economies of scale.

Following the separation and distribution, we also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance and listed and registered securities. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto, included elsewhere in this information statement.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, we and Enzon will be contractually obligated to provide to each other only those services specified in the Transition Services Agreement and the other agreements we enter into in preparation for the separation. Under the Transition Services Agreement the expiration dates vary by service provided from six months to thirty six months after the date of the Transition Service Agreement which can be extended for up to six months under certain circumstances. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Enzon previously provided to us that are not specified in the Transition Services Agreement or the other agreements. Also, upon the expiration of these agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that in some instances we will incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if Enzon does not continue to perform effectively the transition services and the other services that are called for under these agreements, we may not be able to operate our business effectively and we may incur additional losses. Furthermore, as these agreements expire, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Enzon.

The agreements related to our separation from Enzon, including the Separation and Distribution Agreement, Transition Services Agreement and the other agreements, were negotiated in the context of our separation from Enzon while we were still part of Enzon and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of these agreements we negotiated in the context of our separation and related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among Enzon and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

We will be responsible for certain of Enzon’s contingent and other corporate liabilities.

The Separation and Distribution Agreement provides that we will be responsible for all liabilities primarily related to Enzon’s research and development activities, including liabilities incurred when we were a part of Enzon. We may be required to indemnify Enzon for these liabilities which may have a material adverse effect on our results of operations, liquidity and financial condition. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of Enzon may create, or may create the appearance of, conflicts of interest.

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of Enzon may create, or may create the appearance of, conflicts of interest. Because of their current or former positions with Enzon, certain of our executive officers, and some of our director nominees, own shares of Enzon common stock, options to purchase shares of Enzon common stock or other equity awards. The individual holdings of common stock, options to purchase common stock of Enzon or Evivrus or other equity awards, may be significant for some of these persons compared to these persons’ total assets. Ownership by our directors and officers, after our separation, of common stock or options to purchase common stock of Enzon, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Enzon than the decisions have for us.

The distribution may result in tax liability to recipients of shares of our common stock.

We expect that U.S. holders receiving our stock will be treated as receiving a taxable distribution equal to the fair market value of our stock. Accordingly, it is possible that U.S. holders may, despite not receiving any cash (other than cash in lieu of fractional shares, if any) in the distribution, recognize taxable dividend income or capital gain, depending upon the amount of Enzon’s current and accumulated earnings and profits, if any, the fair market value of our shares and the U.S. holder’s tax basis in his or her shares of Enzon stock. For a more detailed discussion see “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or shortly before the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Enzon stockholders, and as a result, Enzon stockholders may sell our shares after the distribution;

•	a dislocation in our stockholder base due to the separation;

•	the failure of securities analysts to cover our common stock after the distribution;

•	quarterly or annual losses we might incur, or the losses or earnings of other companies in our industry;

•	the results of pre-clinical testing and clinical trials by us, our collaborative partners or our competitors;

•	the status of our regulatory approvals or those of our competitors;

•	announcements of technical innovations or new products by us, our collaborative partners or our competitors;

•	the status of corporate collaborations and supply arrangements;

•	developments related to our patent or other proprietary rights or the rights of our competitors;

•	public concern as to the safety and efficacy of products developed by us or others;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.

The shares of our common stock that Enzon distributes to its stockholders generally may be sold immediately in the public market. It is possible that some Enzon stockholders, including possibly some of our large stockholders, will sell some or all of our common stock received in the distribution for many reasons, such as that our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock, or the perception in the market that this will occur, could cause the market price of our common stock to decline.

Your percentage ownership in Evivrus may be diluted in the future by equity awards we grant.

Your percentage ownership in Evivrus may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. Prior to the separation and record date for the distribution, we expect Enzon will approve an equity incentive compensation plan (the “Evivrus Equity Plan”), which will provide for the grant of equity based awards, including restricted stock, restricted stock units, stock options and, stock appreciation rights to our employees. Once the Evivrus Equity Plan is approved, any equity grants that are made will proportionally reduce your percentage ownership in Evivrus. For a more detailed description of the Evivrus Equity Plan, see “Management—Executive Compensation,” included elsewhere in this information statement.

Provisions in our certificate of incorporation and by-laws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	a Board of Directors divided into three classes with staggered terms;

•	elimination of the right of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our Board of Directors to issue preferred stock without stockholder approval; and

•	limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see “Description of Capital Stock—Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law,” included elsewhere in this information statement.

We believe that these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could have the effect of delaying or preventing an acquisition of us that our Board of Directors determines is not in the best interests of our company and our stockholders.

We do not expect to pay any dividends in the foreseeable future.

We do not expect to declare dividends in the foreseeable future. We currently intend to retain cash to support our operations and to finance the growth and development of our business. There can be no assurance that we will have, at any time, sufficient surplus under Delaware law to be able to pay any dividends. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in Evivrus. This appreciation may not occur.

FORWARD-LOOKING STATEMENTS

There are forward-looking statements contained herein which can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “anticipates,” “plans” or “intends” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from the future results, events or developments indicated in such forward-looking statements. Such factors include, but are not limited to:

•	our ability to operate effectively as a stand-alone, publicly traded company;

•	our ability to implement our growth strategy;

•	results of pre-clinical studies and clinical trials;

•	decisions of regulatory authorities regarding the development of product candidates;

•	our ability to access debt and equity markets;

•	the performance of our collaborative partners;

•	the availability and price of acceptable raw materials and components from third-party suppliers;

•	our ability to formulate or manufacture our product candidates so that they are suitable for commercial use;

•	our ability to obtain and retain key personnel;

•	the scope of our patents and proprietary rights;

•	enforcing our proprietary rights and defending against claims of infringement; and

•	products liability.

Other factors not identified above, including the risk factors described in the “Risk Factors” section of this information statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.

You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” above, in connection with considering any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

THE SEPARATION

General

On May 6, 2008, the Enzon Board preliminarily approved a plan to separate Enzon into two independent companies—specialty pharmaceutical, including marketed products, royalties and manufacturing, and biotechnology research and development.

In furtherance of this plan, on  , 2008, the Enzon Board approved the distribution of all of the shares of our common stock held by Enzon to holders of Enzon common stock. In the distribution, each holder of Enzon common stock will receive on  , 2008, the distribution date,   share(s) of our common stock for every   share(s) of Enzon common stock held at the close of business on the record date, as more fully described below. Following the distribution, Enzon stockholders will own 100% of our common stock.

You will not be required to make any payment, surrender or exchange your shares of Enzon common stock or take any other action to receive your shares of our common stock.

In connection with our separation from Enzon, Enzon will transfer to us substantially all of its research and development assets and liabilities. In addition, prior to the distribution, Enzon will transfer to us $100 million of cash and investments and a note payable by Enzon to Evivrus of $50 million to fund development. Enzon will make an additional cash contribution, currently estimated to be approximately $5 million, to cover certain of our operating expenses accrued as of the distribution date.

Furthermore, the distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. See “Conditions to the Distribution” below.

Reasons for the Separation

Enzon believes that the separation of its businesses into two focused, independent and better understood companies will substantially enhance the success of both companies and is in the best interests of its shareholders. Operating separately will allow each company to benefit from greater strategic and managerial focus. The separation will allow the two businesses to compete more effectively in their respective markets and optimize their respective business goals, research initiatives and capital requirements. However, neither we nor Enzon can assure you that, following the separation, any of these opportunities or benefits will be realized.

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, Enzon organized Evivrus as a Delaware corporation for the purpose of transferring to Evivrus substantially all of the assets and liabilities, including any entities holding substantially all of the assets and liabilities, of Enzon’s research and development activities.

The Number of Shares You Will Receive

For every  share(s) of Enzon common stock that you owned at the close of business on  , 2008, the record date, you will receive  share(s) of our common stock on the distribution date. Enzon will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Enzon or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Enzon or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Dividend

Enzon will distribute the shares of our common stock on  , 2008, the distribution date. Continental Stock Transfer & Trust Company, which currently serves as the transfer agent and registrar for Enzon’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own Enzon common stock as of the close of business on the record date, the shares of Evivrus common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of Enzon common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Evivrus common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Enzon common stock and you are the registered holder of the Enzon shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact the distribution agent at the address set forth on page 7 of this information statement.

Most Enzon stockholders hold their shares of Enzon common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Enzon common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

The distribution agent will not deliver any fractional shares of our common stock in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. See “—Certain U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the distribution, including the receipt of any cash in lieu of fractional shares. If you physically hold Enzon common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately four to six weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Enzon stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation

After our separation from Enzon, we will be a separate publicly traded company. Immediately following the distribution, we expect to have approximately   stockholders of record, based on the number of registered stockholders of Enzon common stock on  , 2008, and approximately   shares of common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Enzon options between the date that the Enzon Board declares the dividend for the distribution and the record date for the distribution.

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Enzon to effect the separation and provide a framework for our relationships with Enzon after the separation. These agreements will govern the relationships among us and Enzon subsequent to the completion of the separation plan and provide for the allocation among us and Enzon of Enzon’s assets, liabilities and obligations (including employee benefits) attributable to periods prior to our separation from Enzon.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of Enzon common stock or any rights of Enzon stockholders.

Certain U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of certain U.S. federal income tax consequences of the distribution by Enzon of shares of our common stock to holders of Enzon common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to U.S. holders (as defined below). This summary assumes that the distribution will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement. This summary is for general information only and does not purport to address all of the tax consequences of the distribution nor does it address the effects of any estate, gift or other non-income federal tax laws or any state, local or foreign tax laws on the distribution. The tax treatment of an Enzon stockholder may vary depending upon that stockholder’s particular situation, and certain stockholders (including, but not limited to, non-U.S. holders (as defined below), insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold stock in Enzon, pass-through entities (such as partnerships), traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold their Enzon stock as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” and individuals who received shares of Enzon common stock upon the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. The summary is limited to stockholders that hold their shares of Enzon common stock as a capital asset within the meaning of Section 1221 of the Code.

You are urged to consult your tax advisor as to the specific tax consequences of the distribution to you in light of your particular circumstances, including the effect of any federal, state, local or foreign tax laws and of potential changes in applicable tax laws.

For purposes of this summary, a “U.S. holder” means a beneficial owner of shares of Enzon common stock that, for U.S. federal income tax purposes, is (i) an individual citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. A “non-U.S. holder” is a beneficial owner (other than a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes)) of shares of Enzon common stock who is not a U.S. holder. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns shares of Enzon common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns shares of Enzon common stock should consult their tax advisers as to the particular tax consequences applicable to them.

We expect that the distribution will be characterized as a taxable transaction and will report the transaction in a manner consistent with such characterization; the following discussion assumes that such treatment will be respected for U.S. federal income tax purposes. A U.S. holder receiving our shares in the distribution will be treated as receiving a taxable distribution to the extent of the fair market value of the shares received (including any fractional shares sold on behalf of the stockholder) on the distribution date. That distribution will be treated as taxable dividend income to the extent of such holder’s share of Enzon’s current and accumulated earnings and profits as determined for federal income tax purposes, if any, which generally will be increased by any gain Enzon recognizes as a result of the distribution of our shares. Based on certain assumptions, however, Enzon believes that it will not have any current or accumulated earnings and profits, although there can be no assurance in this regard. To the extent the amount of the distribution exceeds such U.S. holder’s share of current and accumulated earnings and profits, if any, the distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in its shares of Enzon common stock (thus reducing such adjusted tax basis) with any remaining amounts being treated as capital gain from the sale of Enzon shares. Such capital gain will be long term capital gain if the holder’s holding period for the shares of Enzon common stock exceeded one year at the distribution date. Any such taxable dividend income and capital gain should be included in the U.S. holder’s income in the taxable year in which the distribution is received. A U.S. holder’s tax basis in our shares received in the distribution (including any fractional shares sold on behalf of such U.S. holder) will generally be equal to the fair market value of such shares. A U.S. holder receiving cash in lieu of fractional shares will generally recognize short term capital gain or loss equal to the difference between the amount of cash received and the tax basis of such shares, as determined above.

U.S. holders subject to tax as corporations may be entitled to a dividends-received deduction with respect to the portion of the distribution taxable as a dividend, if any, for U.S. federal income tax purposes, subject to certain limitations and requirements. Such U.S. holders should be aware that, under certain circumstances, a corporation that receives an “extraordinary dividend” (as defined in section 1059 of the Code) is required to (i) reduce its tax basis in the stock of the distributing corporation (but not below zero) by the portion of such dividend that is not taxed because of the dividends received deduction and (ii) treat the non-taxed portion of such dividend as gain from the sale or exchange of Enzon common stock for the taxable year in which such dividend is received (to the extent that the non-taxed portion of such dividend exceeds such holder’s tax basis).

Individual and certain other non-corporate U.S. holders may qualify for preferential rates of taxation with respect to their taxable dividend income, provided that a minimum holding period and other requirements are satisfied. Such U.S. holders who receive an “extraordinary dividend” will be required to treat any losses on the subsequent sale of Enzon common stock as long-term capital losses to the extent such taxable dividend income received by them qualifies for preferential rates of taxation.

U.S. holders should consult their tax advisors with respect to the potential application of the different extraordinary dividend rules to the distribution of shares of our common stock.

It is possible that the distribution may constitute a tax-free distribution governed by section 355 of the Code, rather than a taxable distribution. Whether the distribution could so qualify will depend on a number of factors, and could also be affected by post-distribution actions by, and transactions involving, Enzon or our company and their respective assets and outstanding shares. If such tax-free treatment was determined to apply to the distribution, holders would receive the distribution on a tax-free basis and would generally allocate their tax basis between shares of Enzon common stock and our stock in accordance with their relative fair market values at the time of the distribution. Holders should consult their tax advisors with respect to the possibility of the distribution being treated as non-taxable pursuant to section 355 of the Code.

Market for Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the NASDAQ Global Market of our common stock. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “HOPE.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in Enzon common stock: a “regular-way” market and an “ex-distribution” market. Shares of Enzon common stock that trade on the “regular way” market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Enzon common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Evivrus common stock in the distribution. If you own shares of Enzon common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Enzon common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be a “when-issued” market in our common stock. “When- issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when- issued” trading market will be a market for shares of our common stock that will be distributed to Enzon stockholders on the distribution date. If you owned shares of Enzon common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Enzon common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on  , 2008, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Enzon:

•

the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement is in effect;

•

all permits, registrations and consents required under the securities or blue sky laws of the states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	the listing of our common stock on the NASDAQ Global Market shall have been approved, subject to official notice of issuance;

•	all material government approvals and other consents necessary to consummate the distribution shall have been received; and

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect, and no other event outside the control of Enzon shall have occurred or failed to occur that prevents the consummation of the distribution.

The fulfillment of the foregoing conditions does not create any obligations on Enzon’s part to effect the distribution, and the Enzon Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Enzon has the right not to complete the distribution if, at any time, the Enzon Board determines, in its sole discretion, that the distribution is not in the best interests of Enzon or its stockholders or that market conditions are such that it is not advisable to separate the research and development activities from Enzon.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Enzon stockholders who are entitled to receive shares of Evivrus common stock in the distribution. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Enzon nor Evivrus will undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We do not expect to declare dividends in the foreseeable future. We currently intend to retain cash to support our operations and to finance the growth and development of our business. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, legal requirements, regulatory constraints, industry practice and other factors that our Board of Directors deems relevant.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited financial statements and accompanying notes included elsewhere in this information statement, sets forth our unaudited cash, cash equivalents and investments and capitalization as of March 31, 2008 on a historical basis and on a pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution as if they occurred on March 31, 2008. For an explanation of the pro forma adjustments made to our historical financial statements for the separation and distribution and the transactions related to the separation and distribution to derive the pro forma capitalization described below, please see “Unaudited Pro Forma Condensed Financial Statements” included elsewhere in this information statement.

	March 31, 2008
	Historical (unaudited)	Pro Forma (unaudited)
	(in thousands)
Cash, cash equivalents and investments	$—	$104,566

Note receivable from Enzon Pharmaceuticals, Inc.	—	50,000

Stockholders’ equity:
Enzon Pharmaceuticals, Inc.’s net investment in Evivrus	21,351	—
Common stock, $0.01 par value	—	112
Additional paid-in capital	—	175,805

Total stockholders’ equity	21,351	175,917

Total capitalization	$21,351	$175,917

The pro forma cash and note receivable balances reflect a contribution from Enzon subsequent to March 31, 2008, but prior to the distribution date of $100 million of cash and investments, an interest-bearing term note payable by Enzon to Evivrus of $50 million to fund development and an additional cash contribution, currently estimated to be approximately $5 million, to cover certain of our operating expenses accrued as of the distribution date.

Upon the closing of the separation and related transactions, Enzon’s net investment in Evivrus will be allocated between common stock and additional paid-in capital based on the number of shares of Evivrus common stock outstanding at the closing of the separation and related transactions. We have assumed for purposes of the pro forma condensed financial statements and our pro forma capitalization a distribution ratio of one share of our common stock for every four shares of outstanding Enzon common stock, excluding shares held in treasury, if any. The exact distribution ratio will be determined immediately prior to the distribution.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical financial information derived from our (i) audited financial statements as of December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005, which are included elsewhere in this information statement, (ii) unaudited financial statements for the fiscal years ended June 30, 2004 and 2003, which are not included in this information statement, and (iii) unaudited interim financial statements for the three months ended March 31, 2008 and 2007, which are included elsewhere in this information statement. Our unaudited interim financial statements for the three months ended March 31, 2008 and 2007 have been prepared on the same basis as our audited financial statements as of December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005 and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position and results of operations for these periods.

The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods presented or of our future performance as an independent company. See “Risk Factors—Risks Related to the Separation,” included elsewhere in this information statement.

The selected historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma condensed financial statements and the corresponding notes, and the financial statements and notes thereto included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2008	2007	2007	2006	2005(1)	2005	2004	2003
	(in thousands)
Consolidated Statement of	(unaudited )	(unaudited )					(unaudited )	(unaudited )
Operations Data:
Research and development	$9,003	$10,616	$43,638	$34,768	$9,373	$32,073	$34,077	$20,253
General and administrative	2,435	1,930	9,655	6,180	2,308	3,286	4,375	4,077
Acquired in-process research and development(2)	—	—	—	11,000	10,000	—	12,000	—
Restructuring charge(3)	—	—	—	—	—	1,172	—	—

Operating loss	(11,438)	(12,546)	(53,293)	(51,948)	(21,681)	(36,531)	(50,452)	(24,330)
Income tax(4)	—	—	—	—	—	—	—	—

Net loss	$(11,438)	$(12,546)	$(53,293)	$(51,948)	$(21,681)	$(36,531)	$(50,452)	$(24,330)

No dividends have been declared.

	March 31,		December 31,			June 30,
	2008	2007	2007	2006	2005	2005	2004	2003
	unaudited	unaudited			unaudited	unaudited	unaudited	unaudited
Consolidated Balance Sheet Data:
Current assets	$382	$240	$240	$283	$70	$12	$1	$3
Current liabilities	4,566	6,888	7,450	11,732	2,406	4,428	3,585	1,940
Total assets	26,191	20,440	25,640	15,262	11,019	11,353	12,259	11,838
Net investment	21,351	13,446	17,990	3,461	8,476	6,741	8,345	9,458

(1)	Evivrus adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” effective July 1, 2005.

(2)

Represents up-front payment to third-parties related to the in-license or acquisition of technology as follows: $11.0 million in 2006 to Santaris for HIF-1 alpha antagonist and Survivin antagonist; $10.0 million in 2005 to NatImmune for rhMBL; $12.0 million in 2004 to Inex Pharmaceuticals Corporation for the development of an oncology product that was later discontinued.

(3)	Employee separation costs resulting from termination of certain clinical and preclinical development programs.

(4)

No income tax benefit has been reflected due to the fact that it is more likely than not that any such benefit that might have resulted from our net operating losses will not be utilized by us in the future.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma condensed financial statements presented below consist of the Unaudited Pro Forma Condensed Statements of Operations for the three months ended March 31, 2008 and the year ended December 31, 2007, and the Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2008. The unaudited pro forma condensed financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and corresponding notes, included elsewhere in this information statement. The unaudited pro forma condensed financial statements have been prepared giving effect to the distribution and related transactions as if these transactions occurred as of the beginning of the period presented for the Unaudited Pro Forma Condensed Statements of Operations and as of March 31, 2008 for the Unaudited Pro Forma Condensed Balance Sheet.

The Unaudited Pro Forma Condensed Balance Sheet and the Unaudited Pro Forma Condensed Statements of Operations included in this information statement have been derived from the financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. Enzon did not account for us as, and we were not operated as, a separate, stand-alone entity, subsidiary, division or segment for the periods presented.

Evivrus, Inc.
Unaudited Pro Forma Condensed Balance Sheet
(In thousands, except per-share data)
March 31, 2008

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$—	$100,000	(a)	$104,566
		4,566	(b)
Note receivable from Enzon Pharmaceuticals, Inc.		50,000	(a)	50,000
Other current assets	382			382

Total current assets	382	154,566		154,948

Property and equipment, net	25,584			25,584
Marketable securities	225			225

Total assets	$26,191	$154,566		$180,757

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$869	$—		$869
Accrued expenses	3,697			3,697

Total current liabilities	4,566			4,566

Other liabilities	274			274

Total liabilities	4,840			4,840

Stockholders’ equity
Enzon Pharmaceuticals, Inc. net investment in Evivrus	21,351	(21,351	)(c)	—
Investment in Evivrus		150,000	(a)
		4,566	(b)
		(154,566	)(c)

Common stock, $0.01 par value				112
Additional paid-in capital	—	175,917	(c)	175,805

Total stockholders’ equity	21,351	154,566		175,917

Total liabilities and stockholders’ equity	$26,191	$154,566		$180,757

Evivrus, Inc.
Unaudited Pro Forma Condensed Statement of Operations
(In thousands, except per-share data)
For the Three Months Ended March 31, 2008

	Historical	Pro Forma Adjustments		Pro Forma
Costs and expenses:
Research and development	$9,003	$—		$9,003
General and administrative	2,435			2,435

Total costs and expenses	11,438	—		11,438

Operating loss	(11,438)	—		(11,438)

Other income (expense):
Investment income, net	—	1,650	(d)	1,650

Loss before income tax	(11,438)	1,650		(9,788)
Income tax(e)	—	—		—

Net loss	$(11,438)	$1,650		$(9,788)

Pro forma earnings per common share:(f)
Basic				$(0.88)

Diluted				$(0.88)

Evivrus, Inc.
Unaudited Pro Forma Condensed Statement of Operations
(In thousands, except per-share data)
For the Year Ended December 31, 2007

	Historical	Pro Forma Adjustments		Pro Forma
Costs and expenses:
Research and development	$43,638	$—		$43,638
General and administrative	9,655			9,655

Total costs and expenses	53,293	—		53,293

Operating loss	(53,293)	—		(53,293)

Other income (expense):
Investment income, net	—	6,600	(d)	6,600

Loss before income tax provision (benefit)	(53,293)	6,600		(46,693)
Income tax(e)	—	—		—

Net loss	$(53,293)	$6,600		$(46,693)

Pro forma earnings per common share:(f)
Basic				$(4.18)

Diluted				$(4.18)

Notes to Unaudited Pro Forma Condensed Financial Statements

These unaudited pro forma condensed financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the pro forma results of operations and financial position. The pro forma adjustments to the accompanying historical financial information for the year ended December 31, 2007 and as of and for the three months ended March 31, 2008 are described below:

(a)

At the time of the closing, Enzon will make a capital contribution to Evivrus of approximately $100.0 million of cash and investments and an interest-bearing term note payable by Enzon to Evivrus of $50.0 million representing at least twelve months’ of anticipated cash needed to fund research and development efforts.

(b)

Current liabilities related to the operating expenses of Evivrus existing at the time of the closing will either be paid directly by Enzon or Enzon will make an incremental cash contribution to Evivrus, currently estimated to be approximately $5.0 million, to enable Evivrus to satisfy these obligations.

(c)

The Enzon net investment account represents the cumulative investments in Evivrus resulting from contributions of property and equipment and other assets and liabilities. This account will be reclassified into stockholders’ equity at the time of closing as a result of the distribution of all of our shares to Enzon shareholders.

(d)	To record interest income on cash and investment contributions of $100.0 million and note for $50.0 million received from Enzon assuming amount was received at the beginning of the period.

(e)

No income tax benefit has been reflected due to the fact that it is more likely than not that any such benefit that might have resulted from our net operating losses would not be utilized by us in the future.

(f)

Pro forma earnings per share is computed as if the shares of our common stock were issued and outstanding for the periods presented assuming a distribution ratio of one share of our common stock for every four shares of Enzon. The exact distribution ratio will be determined immediately prior to the distribution. The actual number of our basic shares outstanding will not be known until the actual distribution at the closing date. Due to the losses reported for the three months ended March 31, 2008 and the year ended December 31, 2007, the dilutive effect of all outstanding option and nonvested share awards were excluded from the computation of diluted earnings per share for those periods since their effect would have been antidilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our financial statements and notes to those statements included elsewhere herein. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement, particularly in “Risk Factors.”

Overview

We are a development-stage biopharmaceutical company dedicated to the discovery and development of important medicines for patients with cancer and other life-threatening conditions. Our drug development program utilizes several cutting-edge technologies, including our PEGylation Customized Linker Technology and the LNA technology. Through the customized attachment of PEG to a pharmaceutical compound using a spectrum of stable and customized releasable linkers, PEGylation using our Customized Linker Technology has the potential to overcome the pharmacologic limitations for a broad universe of molecules and generate compounds with substantially enhanced therapeutic value over their unmodified forms. We are using LNA technology to develop RNA antagonists against up to eight gene targets selected by us and directed against novel oncology targets. In pre-clinical studies, this technology provides RNA antagonists with dramatically enhanced binding affinity to complementary RNA sequences, outstanding potencies, long tissue half lives, and improved therapeutic ratios over first and second generation antisense drugs.

Our development pipeline consists of several novel product candidates. Our rhMBL is a naturally occurring human plasma protein that plays a key role in the immune system’s first-line defense against infections. We are currently studying this compound for prevention and treatment of severe infection in patients undergoing chemotherapy or who have undergone liver transplant surgery. Another candidate in clinical development utilizes our customized PEGylation technology together with SN38. This product candidate uses a customized linker specific to the compound which we believe provides the most efficient attachment of SN38 to PEG. This PEGylated version of the active metabolite of the cancer drug irinotecan allows for non-oral delivery, increased solubility, higher exposure of the cancer cells to SN38, and longer apparent half-life. PEG-SN38 is currently being studied in patients with solid tumors and lymphomas. Lastly, we have licensed several RNA antagonists directed against novel oncology targets, such as HIF-1 alpha. Our HIF-1 alpha antagonist is currently being studied in patients with solid tumors and lymphomas.

Separation from Enzon Pharmaceuticals, Inc.

We were incorporated under the laws of the State of Delaware in July 2008 as a wholly owned subsidiary of Enzon. We will have no material assets or activities until Enzon contributes to us the business and assets described in this information statement, which is expected to occur immediately prior to the distribution. Following the distribution, we will be an independent public company. Upon the closing of the separation, each of Enzon’s stockholders will receive one share of Evivrus common stock for a specified number of shares of Enzon stock held by that stockholder immediately prior to the closing. The exact distribution ratio will be determined immediately prior to the distribution.

Prior to the distribution, we will enter into various agreements with Enzon related to, among other things, manufacturing, research and transition services. The transition services agreement provides for specified charges at fair market value based on the providing company’s actual costs of providing the services. With limited exceptions, these transition services are not expected to extend beyond six months from the distribution date. The pricing terms for goods and services covered by the commercial agreements will reflect negotiated prices.

Results of Operations

Prior to the spin-off, we operated as a fully integrated research and development function within Enzon. Consequently, we did not have stand-alone financial statements that reflected a breakdown of costs and expenses. The financial information provided in this analysis reflects the historical financial position, results of operations and cash flows of the research and development activities of Enzon to be transferred to us as part of the spin-off. The financial data was compiled from historical Enzon records that include all costs that were directly attributable to Enzon’s exploratory and preclinical research and development function plus an allocated amount of general and administrative expense. Research and development costs associated with Enzon’s Products segment, those costs incurred in support of Enzon’s marketed products, are not included in our financial statements. General and administrative expense includes corporate management and governance, accounting, legal, human resources and other overhead expenses. Although not directly charged to the research and development function historically, we expect to incur such costs after the separation. For purposes of our historical financial statements, general and administrative expenses have been allocated based upon the ratio of research and development employees each year to total Enzon headcount. We believe these allocations are a reasonable reflection of our use of such services. However, they are not necessarily indicative of our general and administrative costs to be incurred in the future.

Our financial statements and related analysis may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented.

Effective December 31, 2005, we changed our fiscal year-end from June 30 to December 31. The discussion and analysis that follows covers our results of operations and cash flows for the three years ended December 2007, 2006 and 2005. Because of the change in fiscal year, the full-year 2005 information was compiled from financial statements for the audited six-months ended December 31, 2005, audited financial statements for the fiscal year ended June 30, 2005 and the unaudited quarterly financial statements for quarters ended June 30, 2005 and March 31, 2005.

The percentage changes throughout this Management’s Discussion and Analysis are based on thousands of dollars and not the rounded millions of dollars otherwise used throughout this section.

Three Months Ended March 31, 2008 and 2007

We have not earned any revenues from our research and development activities during the quarters presented.

	Three Months Ended
	March 2008	% Change	March 2007
	(in millions)
Research and development	$9.0	(15)	$10.6
General and administrative	2.4	26	1.9

Operating loss	(11.4)	(9)	(12.5)
Income tax	—	—	—

Net loss	$(11.4)		$(12.5)

Research and development

Research and development expenses consist primarily of:

•	costs associated with specific preclinical, clinical and regulatory projects, including:

•	salaries and benefits;

•	licensing fees

•	contractor and consulting fees;

•	investigator fees;

•	drug supplies.

•	general, non-project-specific expenses including:

•	non-project related salaries and benefits;

•	depreciation;

•	research equipment;

•	laboratory supplies; and

•	facilities charges.

For the three months ended March 31, 2008, research and development expenses decreased by $1.6 million to $9.0 million as compared to the three months ended March 31, 2007. We continue to expand our research and development efforts in areas such as rhMBL, PEG-SN38, the HIF-1 alpha antagonist and other LNA- and PEGylation- based programs. Although the spending on these programs was lower overall in the first quarter of 2008 when compared to the comparative quarter in 2007, we anticipate increased levels of research and development expense in 2008 as compared to full-year 2007. The reduced spending in the first quarter of 2008 as compared to the same period in 2007 relates primarily to the clinical studies being conducted for PEG SN38 and rhMBL. Initiation of these trials in 2007 generated substantial start-up costs, whereas the on-going costs of the trials in 2008 are comparatively lower. In addition, we anticipate making milestone payments to third parties for the successful advancement of our research and development pipeline of up to $10.0 million in 2008.

General and administrative

Allocated general and administrative expenses for the three months ended March 31, 2008 rose 26% over the same quarter of 2007. This increase was largely consistent with the growth in the number of employees engaged in research and development efforts relative to total Enzon employees while the underlying base of general and administrative expenses actually declined slightly quarter-over-quarter.

Income taxes

No income tax provisions or benefits were recognized in the three months ended March 31, 2008 or 2007, respectively, as it is more likely than not that any such tax benefit that might have resulted from our operating losses would not be utilized by us in the future.

Years Ended December 31, 2007, 2006 and 2005

We have not earned any revenues from our research and development activities during the three years presented.

	Year Ended
	December 2007	% Change	December 2006	% Change	December 2005
	(in millions)
Research and development	$43.6	26	$34.8	37	$25.3
General and administrative	9.7	56	6.1	52	4.1
Acquired in-process research and development	—	n.m.	11.0	10	10.0
Restructuring charge	—	—	—	n.m.	1.2

Operating loss	(53.3)	3	(51.9)	28	(40.6)
Income taxes	—	—	—	—	—

Net loss	$(53.3)	3	$(51.9)	28	$(40.6)

n.m.—not meaningful

Research and development

Research and development expenses consist primarily of:

•	costs associated with specific preclinical, clinical and regulatory projects, including:

•	salaries and benefits;

•	licensing fees

•	contractor and consulting fees;

•	investigator fees;

•	drug supplies.

•	general, non-project-specific expenses including:

•	non-project related salaries and benefits;

•	depreciation;

•	research equipment;

•	laboratory supplies; and

•	facilities charges.

For the year ended December 31, 2007, research and development expenses were $43.6 million, as compared to $34.8 million in 2006, an increase of 26%. The increase was primarily due to spending in 2007 on the new programs initiated during 2006.

We filed an Investigational New Drug (“IND”) application and commenced two Phase I trials for PEG-SN38, contributing to an increase in research and development expense for this project of $1.3 million from $2.4 million in 2006 to $3.7 million in 2007. PEG-SN38 program expense was comprised of preclinical, clinical and supply costs.

We commenced two Phase I trials in the HIF-1 alpha antagonist subsequent to the IND filing in the quarter ended December 31, 2006. Clinical and preclinical expenses related to the HIF-1 antagonist program in 2007 amounted to $3.8 million, whereas in 2006 HIF-1 antagonist program expenses were $0.6 million. In addition, in 2006 a $5.0 million licensing fee was paid to Santaris, which is described below.

Expenditures on the Survivin antagonist in 2007 were $1.9 million compared to just over $0.1 million in 2006.

Spending on our rhMBL research increased $1.4 million to $11.9 million in 2007, from $10.5 million in 2006. These expenditures were primarily related to the manufacture and supply of the clinical drug as well as costs associated with our clinical trials.

In addition to the work done on HIF-1 alpha antagonist and Survivin antagonist, expenses related to our research expense on other LNA compounds increased to $4.7 million in 2007, from $0.8 million in 2006. The 2007 expenses included a fourth-quarter $2.0 million milestone payment to Santaris. This milestone payment was triggered by our acceptance of two of the additional six LNA compounds under license from Santaris.

Other general research and development expenses, including overhead expenses such as occupancy and wages and benefits, contracted services and supplies not directly related to projects, rose to $17.6 million in 2007 from $15.4 million in 2006. Compensation expense generally, was affected by new hires and by the July 1, 2005 adoption of share-based compensation rules that required a charge to expense for stock options and nonvested share awards issued. This affected 2007 to 2006 comparisons due to the successive layering in of amortization of post-adoption grants. Other expenses were relatively unchanged year-over-year.

The 37% increase in research and development spending during 2006 reflected a number of key initiatives undertaken to expand and improve our product candidate portfolio. Expenditures rose to $34.8 million in 2006 from $25.3 million for the twelve months ended December 31, 2005. Included in the 2005 amount was a $5.0 million payment to Tekmira Pharmaceuticals Corporation (formerly Inex Pharmaceuticals Corporation) related to the termination of our agreement for the development of an oncology product. Also, IND applications were filed during 2006 relating to rhMBL and the HIF-1 alpha antagonist clinical trials. The rhMBL clinical trials and licensing fees in 2006 amounted to $10.5 million. The IND filing in December 2006 related to the HIF-1 alpha antagonist triggered a $5.0 million license milestone payment to Santaris which was recorded as expense in 2006.

General and administrative

For the year ended December 31, 2007, allocated general and administrative expenses rose 56% over the year ended December 31, 2006. This increase in expense is attributable both to the increasing number of research and development employees on which the allocation is based and an underlying increase in relevant general and administrative expenses. General and administrative expenses rose in part due to the phase-in of share-based compensation accounting rules adopted July 1, 2005. For a period of three to four years after adoption of the new rules, we experience incrementally higher share-based compensation expense as amortization of additional grants is layered into the computations. In addition, we incurred approximately $0.9 million additional patent- related legal expenses in 2007 than in 2006.

The increase in allocated general and administrative expenses from the twelve months ended December 31, 2005 to the year ended December 31, 2006 of approximately 52% was reflective of growth in the number of research and development employees coupled with underlying growth in Enzon general and administrative expenses due in large part to higher share-based compensation expense as discussed above.

Acquired in-process research and development

Acquired in-process research and development represents up-front payments to third-parties related to the in-license or acquisition of technology.

Acquired in-process research and development for the year ended December 31, 2006 was comprised of payments totaling $11.0 million to Santaris for rights to a total of eight RNA antagonists based on LNA technology. Acquired in-process research and development of $10.0 million for the twelve months ended December 31, 2005 was attributable to the execution of a license agreement with NatImmune in September 2005 for the clinical development of rhMBL. As each of these technologies was in the developmental stage at the time of acquisition, the payments were charged to operations. Subsequent milestone payments related to these agreements will be charged to research and development when such payments are made.

Income taxes

For financial reporting purposes, we have historically recorded no tax expense or benefit due to our operating loss position. A valuation allowance has been established on net deferred tax assets because we believe that it is more likely than not that our net deferred tax assets, will not be realized.

Certain deferred tax assets that arose as a result of our past activities and resultant operating losses, such as federal and state net operating loss carryforwards, research and development credit carry-forwards and acquired in-process research and development, do not constitute assets of Evivrus and will continue to reside with Enzon through the date of separation. For income tax purposes, Evivrus has not been a stand-alone legal entity and, as a result, any pre-spin-off tax attributes relate to and remain with Enzon.

Due to our projected operating losses for the next several years, we do not anticipate incurring an income tax expense or liability for the foreseeable future.

Liquidity and Capital Resources

As of March 31, 2008 and December 31, 2007, we had no cash reserves. We operated as an integrated function within Enzon and, as such, utilized Enzon cash for satisfaction of our obligations and operating expenses. The cash flow statement provided elsewhere in this information statement reflects our historical use of cash as funded by Enzon. Investing activities were primarily purchases of equipment and investments in in-process research and development. Financing cash inflows included employee contributions to the employee stock purchase plan and the aggregate cash funding received from Enzon.

Because we did not have our own cash and cash equivalents, the Statement of Cash Flows contains a balancing entry, “Intercompany Account Activity,” that represents Enzon’s funding of our net operating losses, investments in property and equipment and in-process research and development as well as net changes in the balances of operating asset and liability accounts.

Our net cash outflow (and corresponding replenishment by Enzon) for the three months ended March 31, 2008 was $14.3 million, a decrease of $7.8 million from $22.1 million in the first quarter of 2007. The decrease in cash requirements was reflective of (i) a $1.7 million reduction in net loss, as adjusted for noncash items; (ii) a reduction of approximately $1.6 million in the amount invested in net operating assets and liabilities; (iii) a $4.3 million lower investment in property and equipment; and (iv) a first-quarter 2008 financing cash inflow of $0.2 million related to the employee stock purchase plan not experienced in the first quarter of 2007. The lower quarterly operating loss is not expected to be indicative of the full year 2008. The reduction in spending on property and equipment relates to the fact that the process development laboratory project has now been completed.

Our net cash outflow for the year ended December 31, 2007 was $66.4 million (and corresponding replenishment by Enzon), an increase of $20.2 million over the year ended December 31, 2006. Fluctuations in operating assets and liabilities, primarily accounts payable, of $13.2 million and increased investments in property and equipment of $7.0 million accounted for the change. Investing activities during 2007 primarily reflected our construction of our process development laboratory. There was no year-over-year change in our reported net loss, adjusted for noncash items.

Capital Requirements

We have no material source of revenues and we expect to incur losses over the next several years as a result of significant spending to continue research and development of our product candidates and technologies.

Our future capital requirements and their timing will depend on numerous factors, including:

•	the rate of spending on research and development, including clinical trials, milestone payments and development of current and potential product candidates;

•	continued scientific progress in existing programs;

•	the outcome of potential licensing transactions, if any;

•	competing technological developments;

•	our proprietary patent position in our products; and

•	the regulatory approval process for our product candidates.

Our future sources of liquidity are $100.0 million of cash and investments, an interest-bearing term note payable by Enzon to Evivrus of $50.0 million to fund development and an additional cash contribution, currently estimated to be approximately $5.0 million, to cover certain of our operating expenses accrued as of the distribution date to be contributed on the distribution date and interest earned on such cash reserves. Based upon our current planned research and development activities and related costs and our current sources of liquidity, we believe we will have sufficient resources to meet our capital and operational requirements for at least the next twelve months. While we believe that our current sources of liquidity will be adequate to satisfy our capital and operational needs for the near future, we will require additional financing to meet our future capital needs. See “Risk Factors—We will require additional financing to meet our future capital needs and failure to obtain such funding would have a material and adverse effect on our business, financial condition and operations,” included elsewhere in this information statement.

Dilution related to employee share-based compensation

In connection with the distribution, each outstanding option to purchase Enzon common stock will be divided into two options: 75% of each Enzon stock option will remain or become an option to purchase the common stock of the award holder’s employer following the distribution, whether Enzon or Evivrus, and 25% of each Enzon stock option will remain or become an option to purchase the common stock of the entity that is not the award holder’s employer following the distribution. The number of shares of Enzon common stock to be subject to an adjusted Enzon stock option will be equal to the number of shares subject to the original Enzon stock option multiplied by the applicable percentage, then multiplied by the ratio determined by dividing the closing price of Enzon common stock on the trading day immediately prior to the trading day on which the Enzon common stock begins to trade on an “ex-dividend” basis by the closing price of Enzon common stock on the trading day immediately following the distribution (the “Enzon Adjustment Ratio”). The number of shares of Evivrus common stock to be subject to an Evivrus stock option will be equal to the number of shares subject to the original Enzon stock option multiplied by the applicable percentage, then multiplied by the ratio determined by dividing the closing price of Enzon common stock on the trading day immediately prior to the day on which the Enzon common stock begins to trade on an “ex-dividend” basis by the closing price of Evivrus common stock on the first trading day on which Evivrus common stock trades on a “when issued” basis (the “Evivrus Adjustment Ratio”). The exercise price of an adjusted Enzon stock option will be determined by dividing the exercise price of the Enzon stock option by the Enzon Adjustment Ratio. The exercise price of an Evivrus option will be determined by dividing the exercise of the Enzon stock option by the Evivrus Adjustment Ratio. The vesting and other provisions of the converted stock options will be unchanged, except that following the distribution employment with Enzon or Evivrus, as the case may be, will be treated as employment with both entities for purposes of the converted options.

Each outstanding award of Enzon restricted stock units will be divided into two restricted stock units: 75% of each Enzon restricted stock unit award will remain or become a restricted stock unit relating to the common stock of the award holder’s employer following the distribution, whether Enzon or Evivrus, and 25% of each Enzon restricted stock unit award will remain or become a restricted stock unit convertible into the common stock of the entity that is not the award holder’s employer following the distribution. The number of shares of Enzon common stock to be subject to an adjusted Enzon restricted stock unit award will be equal to the number of shares subject to the original Enzon restricted stock unit award multiplied by the applicable percentage, then multiplied by the Enzon Adjustment Ratio. The number of shares of Evivrus common stock to be subject to an Evivrus restricted stock unit award will be equal to the number of shares subject to the original Enzon restricted stock unit award multiplied by the applicable percentage, then multiplied by the

Evivrus Adjustment Ratio. The vesting, payment and other provisions of the converted restricted stock units will be unchanged, except that following the distribution, employment with Enzon or Evivrus, as the case may be, will be treated as employment with both entities for purposes of the converted restricted stock units. This conversion of Enzon stock options and restricted stock units into Evivrus options and restricted stock units will generate potentially significant dilution to Evivrus. See “Management—Compensation Discussion and Analysis, Treatment of Outstanding Equity Awards in Connection with the Distribution,” included elsewhere in this information statement for more information regarding equitable adjustment of outstanding Enzon equity awards. Enzon restricted stock awards will not be subject to any adjustment or conversion, as described above with respect to stock options and restricted stock units.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow limited purposes. As of March 31, 2008, we are not involved in any off-balance sheet special purpose entity transactions.

Contractual Obligations

Our major outstanding contractual obligations relate to our operating lease obligations and our license agreements with collaborative partners.

We lease facilities in Piscataway, New Jersey. Future minimum lease payments and commitments for operating leases for approximately 13 years total $8.9 million at December 31, 2007. We also expect to sublease a portion of Enzon’s facility in Bridgewater, New Jersey, at a cost based on the total cost incurred by Enzon prorated to the space we occupy. We will make lease payments for the square footage that we occupy.

In July 2006, we entered into a license and collaboration agreement with Santaris for up to eight RNA antagonists. We obtained rights worldwide, other than Europe, to develop and commercialize RNA antagonists directed against the HIF-l alpha and Survivin gene targets. Santaris will design and synthesize RNA antagonists directed against up to six additional gene targets selected by us, and we will have the right to develop and commercialize those antagonists worldwide, other than in Europe. We will be responsible for making additional payments upon the successful completion of certain compound synthesis and selection, clinical development and regulatory milestones. Santaris is also eligible to receive royalties from any future product sales of products based on the licensed antagonists. Santaris retains the right to develop and commercialize products developed under the collaboration in Europe.

In September 2005, we entered into a license agreement with NatImmune for NatImmune’s lead development compound, rhMBL, a protein therapeutic under development for the prevention of severe infections in MBL-deficient individuals undergoing chemotherapy. Under the agreement, we received exclusive worldwide rights, excluding the Nordic countries, and are responsible for the development, manufacture, and marketing of rhMBL. Upon completion of certain clinical development, regulatory and sales-based milestones, we will be required to make payments to NatImmune pursuant to the license agreement. NatImmune is also eligible to receive royalties from any future product sales of rhMBL by us and retains certain rights to develop a non-systemic formulation of rhMBL for topical administration.

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment.

The following chart represents our contractual cash obligations aggregated by type as of December 31, 2007:

Contractual Obligations and Commercial Commitments(1)	Payments due by period
	Total	Less than 1 Year	2–3 Years	4–5 Years	More than 5 years
	(in millions)
Operating lease obligations	$8.9	$.6	$1.3	$1.3	$5.7

(1)	The table does not include potential milestone payments of $304 million, primarily comprised of a $249.0 million payment to Santaris that is only payable upon successful development of all eight RNA antagonists selected by us and milestone payments of $55.0 million to NatImmune.

Critical Accounting Policies and Estimates

A critical accounting policy is one that is both important to the portrayal of a company’s financial condition and results of operations and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our financial statements are presented in accordance with accounting principles that are generally accepted in the U.S. All professional accounting standards effective as of December 31, 2007 have been taken into consideration in preparing the financial statements. The preparation of the financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. The following accounting policies and estimates have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect our financial statements.

We base our estimates, to the extent possible, on historical experience. Historical information is modified as appropriate based on current business factors and various assumptions that we believe are necessary to form a basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis and make changes when necessary. Actual results could differ from our estimates.

Income Taxes

Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance on net deferred tax assets is provided for when it is more likely than not some portion or all of the deferred tax assets will be not realized. As of March 31, 2008, we believe that it is more likely than not that our net deferred tax assets will not be realized.

We recognize the benefit of an uncertain tax position that we have taken or expect to take on the income tax returns we file if it is more likely than not we will be able to sustain our position. As of March 31, 2008, we had no tax positions that were considered to be uncertain.

Share-Based Payments

We adopted SFAS No. 123R, “Share-Based Payment” on July 1, 2005. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements, measured by the fair value of the equity or liability instruments issued, adjusted for estimated forfeitures. The impact such awards will have on our results of operations will be a function of the number of shares awarded, vesting and the trading price of our stock at date of grant, combined with the application of the Black-Scholes valuation model discussed below.

We elected the modified prospective transition method which requires that compensation costs be recorded, as earned, for all unvested stock options and restricted stock awards outstanding at June 30, 2005. As of December 31, 2007, there was $2.0 million of total unrecognized compensation cost related to unvested options that is expected to be recognized.

Options or stock awards issued to non-employees and consultants are recorded at their fair value as determined in accordance with SFAS No. 123R and Emerging Issues Task Force Consensus (EITF) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and recognized over the related vesting or service period.

Fair value of share-based payments is determined using the Black-Scholes valuation model which employs weighted average assumptions for expected volatility of the Company’s stock, expected term until exercise of the options, the risk free interest rate, and dividends, if any. Expected volatility is based on historical Enzon stock price information.

Recently Issued Accounting Standards, Not Adopted as of March 31, 2008

In December 2007, the FASB issued two statements that would apply prospectively to potential, business combinations for which the acquisition date is on or after January 1, 2009. Early application is not permitted. These pronouncements would be adopted at such time as we undertake a business combination and will have no impact on our current or historical financial statements. SFAS No. 141R, “Business Combinations”, retains the fundamental requirements of purchase accounting but changes, among other things, the way assets and liabilities are recognized such as requiring recognition of in-process research and development at fair value. It also calls for the recognition of most acquisition costs as expense rather than part of the total acquisition cost. SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary.

In December 2007, the Emerging Issues Task Force issued EITF 07-1, “Accounting for Collaborative Arrangements”. Effective beginning in 2009, the consensus prohibits participants in a collaborative agreement from applying the equity method of accounting to activities performed outside a separate legal entity and requires gross or net presentation of revenues and expenses by the respective parties depending upon their roles in the collaboration. We are in the process of evaluating the possible impact the consensus may have on our financial statements, but do not expect it to be material to our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We do not have any material foreign currency exchange risks nor have we entered into any derivative agreements or off balance-sheet arrangements. We do not carry any long-term debt and we do not believe that we have any material interest rate risk on our investments.

BUSINESS

Overview

We are a development-stage biopharmaceutical company dedicated to the discovery and development of important medicines for patients with cancer and other life-threatening conditions. Our drug development program utilizes several cutting-edge technologies, including our PEGylation Customized Linker Technology and the LNA technology. Through the customized attachment of PEG to a pharmaceutical compound using a spectrum of stable and customized releasable linkers, PEGylation using our Customized Linker Technology has the potential to overcome the pharmacologic limitations for a broad set of theurapeutics and generate compounds with substantially enhanced therapeutic value over their unmodified forms. We are using the LNA technology to develop RNA antagonists against up to eight gene targets selected by us and directed against novel oncology targets. In pre-clinical studies, the LNA technology provides RNA antagonists with dramatically enhanced binding affinity to complementary RNA sequences, outstanding potencies, long tissue half lives, and improved therapeutic ratios over first and second generation antisense drugs.

Our development pipeline consists of several novel product candidates. Our rhMBL is a naturally occurring human plasma protein that plays a key role in the immune system’s first-line defense against infections. We are currently conducting two Phase I/II clinical trials with this compound for prevention and treatment of severe infection in patients with low MBL levels, one in patients with multiple myeloma who are undergoing chemotherapy and another for patients who have undergone liver transplant surgery. Another candidate in clinical development utilizes our customized PEGylation technology together with SN38, which is the active metabolite of the cancer drug irinotecan. This product candidate uses a customized linker specific to the compound which we believe provides the most efficient attachment to SN38 to PEG. PEG-SN38 allows for non-oral delivery, increased solubility, higher exposure of the cancer cells to SN38, and longer apparent half-life. We are conducting two clinical trials with PEG-SN38 in patients with solid tumors and lymphomas to evaluate different dosing schedules. Lastly, we have licensed several RNA antagonists directed against novel oncology targets, such as HIF-1 alpha. HIF-1 alpha is a highly-visible, well-validated target in many cancer types, including solid tumors. We are currently conducting two Phase I studies with HIF-1 alpha antagonist in patients with solid tumors and lymphomas to evaluate different dosing schedules.

Our Strategy

Our strategy revolves around our focus on innovation. We have cultivated an organizational commitment to innovation by investing in our technological base and building a novel research and development pipeline of projects that are strategically focused with promising pathways to regulatory approval. We are committed to making targeted, disciplined investments in areas where we believe we can make a unique contribution and achieve product differentiation. Our management team has extensive health care industry experience in bringing differentiated products to the market.

We intend to achieve this by:

Applying our cutting-edge technological foundation in PEGylation and the LNA technology to further advance our development candidates, and discover and develop novel therapeutics for oncology and related indications.

We believe our strong technological platform has broad applicability across a variety of indications. We also believe that targeted approaches to treating cancer, such as those we are pursuing, have the potential to target cancer cells more selectively than traditional treatments, particularly for aggressive and advanced-stage cancers for which current treatments are inadequate. In addition, our proven and validated PEGylation technology has been utilized by various pharmaceutical and biotechnology companies to enable and enhance the performance of pharmaceuticals with delivery limitations. We aim to continue to build on our core expertise in PEGylation, and our novel Customized Linker Technology, to discover new drug candidates, as well as to develop our existing drug candidates. PEG-SN38 is an example of the application of our PEGylation technology. Our first RNA antagonist is directed against HIF-1 alpha which is a highly- visible, well-validated target in many cancer types, including solid tumors. We are committed to further evolving the potential of these technologies and bringing new product development opportunities forward, both through proprietary and externally-sourced programs.

Continuing to utilize our PEGylation expertise and know-how for internal drug discovery and development, as well as explore additional opportunities for strategic alliances.

We have extensive experience with PEGylation technology and have developed our novel Customized Linker Technology. Our strategy is to utilize our PEGylation platform for internal discovery and development programs first, and then explore additional opportunities for PEGylation through strategic alliances. We plan to selectively and strategically out-license our PEGylation technology that includes our Customized Linker Technology to pharmaceutical and biotechnology companies to improve the effectiveness of their existing compounds. We offer potential partners substantial know-how in the area of PEGylation and an experienced management team with extensive experience in researching and developing pharmaceutical products, particularly for the treatment of cancer.

Platform Technologies

PEG Platform and Customized Linker Technology

The inability to effectively deliver therapeutic molecules remains a significant limitation of modern medicine. About 40% of drugs in development and approximately 60% of drugs made by direct synthesis are poorly soluable which creates delivery challenges. PEGylation, has successfully been used to improve the pharmaceutical properties of various compounds currently in use as approved therapeutics. PEGylation is a complex process and the method of adding the PEG molecule, as well as of the method of attachment to the pharmaceutical compound, may affect the efficacy, safety and side effect profile of the final product. As a result, expertise in the PEGylation process is crucial to the development of an effective medication.

Specific advantages of attachment of PEG to a pharmaceutical compound may include:

•	increased efficacy;

•	reduced dosing frequency;

•	reduced toxicity and immunogenicity;

•	increased drug stability; and

•	enhanced drug solubility.

In addition, our proprietary PEG platform is further distinguished by:

•	demonstrated safety and tolerability;

•	established clinical and commercial benefits;

•	broad applicability to a variety of macromolecules or biologic therapeutics, including proteins, peptides, enzymes, and short nucleic acid chains (oligonucleotides), as well as small molecules; and

•	proven commercial scale-up capability.

We have developed Customized Linker Technology that allows the customized attachment of PEG to a pharmaceutical compound, using a spectrum of customized stable and releasable linkers. Customized Linker Technology has the potential to overcome the pharmacologic limitations for a broad set of therapeutics, such as small molecules, proteins, peptides, antibodies, enzymes, and oligonucleotides and generate compounds with substantially enhanced therapeutic value over their unmodified forms. Our Customized Linker Technology offers a choice of releasable or permanent linkages to match each drug’s requirements and allows the pharmaceutical compound to be released at a controlled rate. We are also exploring the role of a PEG novel linker system for targeted delivery of LNA.

We believe we are at the forefront of PEGylation research. Customized Linker Technology may play an important role in enhancing the long-standing benefits of PEG to include additional classes of compounds where traditional permanent linkers are not suitable. We are also combining our PEGylation platform with complementary drug delivery technologies. The novel attributes of customized PEG linkers may provide superior pharmaceutical properties, including increased activity and substantially reduced side effects, when compared to traditional stable linkers.

LNA Technology

The LNA technology is based on the Locked Nucleic Acid, a proprietary synthetic analog of RNA which is fixed in the shape adopted by RNA in a helical conformation. When incorporated into an oligonucleotide, the presence of LNA results in several potential therapeutic advantages. Because LNA resembles RNA LNA-containing drugs have very high binding affinity for their target RNA and are more stable than traditional oligonucleotides. LNA-containing oligonucleotides use the “antisense” principle to block the function of specific messenger RNAs within cells and tissues, and act as RNA antagonists. LNA-containing RNA antagonists have enhanced potency, specificity and stability and therefore may provide improved efficacy based on their alternative chemistry. In pre-clinical studies, LNA-containing RNA antagonists have been demonstrated to be 100 to 1,000 times more potent than conventional antisense compounds, with similar potency to small interfering RNAs. In particular, due to effective RNA degradation they switch off the synthesis of harmful target proteins, thereby potentially altering disease outcomes in cancer or other serious disorders.

We have a license and collaboration agreement with Santaris for up to eight RNA antagonists which we intend to develop. We hold the worldwide rights, other than in Europe, to develop and commercialize RNA antagonists based on the LNA technology directed against the HIF-1 alpha and Survivin gene targets, and against six additional gene targets directed against novel oncology targets, selected by Enzon.

Our Product Candidates

PEG-SN38

This product candidate utilizes our customized PEGylation technology together with SN38, which is the active metabolite of the cancer drug irinotecan. Irinotecan is a chemotherapeutic pro-drug marketed as Camptosar (“CPT-11”) in the U.S. Unmodified SN38 is insoluble and can only be used to treat cancer by administering the pro-drug. A pro-drug is a compound that is converted into the active drug in the body. Only a small percentage of the pro-drug is converted into SN38 in cancer cells and the unpredictability of conversion and metabolism in each patient may result in a variable efficacy and safety profile. Through the use of our customized PEGylation technology, we designed a PEGylated version of SN38, to offer therapeutic advantages over unmodified SN38 and existing therapies. PEG-SN38 allows for intravenous delivery, increased solubility, higher exposure of the cancer cells to SN38, and longer apparent half-life of SN38.

In pre-clinical studies, PEG-SN38 demonstrated potent in vitro toxicity against a broad spectrum of human cancer cell lines. These studies also demonstrated significant anti-tumor activity in several xenograft models (where human tissue is grafted into an animal), including very aggressive tumors, such as colorectal cancer, breast cancer, pancreatic cancer and non-Hodgkin’s lymphoma. In pre-clinical studies, treatment with a single or multiple small doses of PEG-SN38 led to complete cures of animals in a breast cancer model and aggressive forms of non-Hodgkin’s lymphomas. In colorectal and pancreatic cancer pre-clinical animal models, PEG-SN38 demonstrated significantly better therapeutic efficacy, at their respective maximum tolerated doses and equivalent dose levels, than CPT-11. Importantly, treatment with PEG-SN38 resulted in tumor growth inhibition in tumors resistant to CPT-11 and outperformed CPT-11 when given as second-round therapy to animals initially responding to CPT-11. Finally, pre-clinical studies also showed that PEG-SN38 provided a long circulation half-life and exposure to SN38 in mice.

The FDA accepted the IND for PEG-SN38 in 2007. We are currently conducting two Phase I clinical trials with PEG-SN38 in patients with solid tumors and lymphomas who have had been extensively treated with and progressed on other chemotherapeutic agents to evaluate different dosing schedules for PEG-SN38.

In the first study, PEG-SN38 is administered to patients once every 3 weeks. These patients have been treated with an average of four prior chemotherapeutic regimens before entering this trial. Stable disease has been observed in a number of patients. Pre-clinical studies demonstrate that PEG-SN38 was well tolerated by the pretreated patients. In addition, pharmacokinetic data has demonstrated that administration of PEG-SN38 has resulted in a sustained high concentration of SN38 consistent with the results of the pre-clinical studies. We have determined the dose limiting toxicity in patients receiving PEG-SN38 which establishes the maximum dose that most people can tolerate. We are proceeding with dose escalation in patients PEG-SN38 in combination with granulocyte colony-stimulating factor.

In the second study, PEG-SN38 is administered on a four week cycle with patients receiving PEG-SN38 weekly for three weeks with the fourth week off. We are proceeding with dose escalation on this four week schedule and have not yet observed dose limiting toxicity.

Locked Nucleic Acid RNA Antagonists

HIF-1 alpha antagonist. We are developing an HIF-1 alpha antagonist based on the LNA technology for the treatment of cancer. HIF-1 alpha is a highly visible, well-validated target in many cancer types, including common solid tumors. HIF-1 alpha is a key regulator of a large number of genes important in cancer biology, such as blood vessel development (angiogenesis), cell proliferation, programmed cell death (apoptosis), glucose metabolism and cell invasion. HIF-1 alpha protein level is low in normal cells, but reaches high intracellular concentrations in a variety of cancers and is strongly correlated with poor prognosis and resistance to therapy. Drugs targeting HIF-1 alpha thus have the potential to target multiple processes critical for broad spectrum of cancers.

Pre-clinical study data demonstrated that in vitro, in human prostate and glioblastoma cells, the HIF-1 alpha antagonist induced a potent, selective, and durable inhibition of HIF-1 alpha expression, both under in conditions of normal and low oxygenation. Down-regulation of HIF-1 alpha (both RNA and protein) by the HIF-1 alpha antagonist led to reduction of its transcriptional targets and significant reduction of tube formation in human umbilical vein endothelial cells which indicates a reduction in angiogenesis. In vivo, administration of the HIF-1 alpha antagonist to normal mice led to specific, dose-dependent, and highly potent down-regulation of HIF-1 alpha and vascular endothelial growth factor (VEGF) in the liver. Pre-clinical efficacy studies in a mouse cancer model showed tumor reduction upon treatment with HIF-1 alpha antagonist.

The FDA accepted the IND for the HIF-1 alpha antagonist in 2007. We are currently conducting two Phase I studies in patients with solid tumors and lymphoma to evaluate the safety of the HIF-1 alpha antagonist using two different dosing schedules. We continue to enroll patients on a weekly and a daily schedule. In general, HIF-1 alpha antagonist therapy has been well tolerated, and many patients have received multiple cycles with both the weekly and the daily administration regimen.

Survivin Antagonist. Survivin plays a vital regulatory role in both apoptosis and cell division. Survivin is heavily over-expressed in many cancers and in newly formed endothelial cells engaged in angiogenesis but almost absent in normal adult differentiated tissue. Resistance of cancer cells to radiotherapy and cytotoxic drugs is strongly correlated with expression of Survivin. Clinically, Survivin expression is associated with poor prognosis, increased cancer recurrence and resistance to therapy. The Survivin antagonist is currently in pre-clinical development.

Additional RNA Antagonists. Under our agreement with Santaris we will have the right to develop and commercialize RNA antagonists directed against six additional novel oncology gene targets selected by us. We will have the right to develop and commercialize those antagonists worldwide other than Europe.

Recombinant Human Mannose-Binding Lectin

We licensed from NatImmune the exclusive worldwide rights, excluding the Nordic countries, to rhMBL, a protein therapeutic being developed for the prevention and treatment of severe infections in individuals with low levels of MBL. MBL binds to a wide range of infectious organisms including bacteria, fungi, viruses, and parasites and activates the lectin pathway of the complement system, an important part of the immune system. Numerous studies have found a strong correlation between MBL deficiency and an increased susceptibility to infections in patients with a suppressed immune system, such as cancer patients undergoing treatment with chemotherapy. A number of publications have highlighted a strong correlation between MBL levels and the morbidity associated with severe infections. These studies were in a broad spectrum of diseases, including cancer and immune-compromised patients in both adult and pediatric populations.

In December 2004, NatImmune completed a Phase I clinical trial in 28 healthy subjects with low MBL levels, evaluating the safety and pharmacokinetic profile of single- and multi-dose intravenous administration of rhMBL. Results from the Phase I trial demonstrated that rhMBL replacement therapy is safe and has an attractive pharmacokinetic profile.

Given the broad therapeutic potential of rhMBL, we are evaluating rhMBL in various settings of immune suppression. The FDA has accepted INDs for the prevention and treatment of severe infections in cancer patients and for those who have undergone liver transplant surgery. We are currently conducting two Phase I/II clinical trials, one in patients with multiple myeloma who are undergoing high dose chemotherapy followed by peripheral stem cell transplantation and another in patients who have undergone liver transplant surgery. Both randomized studies are evaluating rhMBL at doses of 0 mg/kg (control), 0.5mg/kg and 1.0 mg/kg administered weekly for four weeks in the multiple myeloma study and eight weeks in the liver transplant study. Clinical study data from the multiple myeloma trial presented at the ASCO meeting in June 2008 indicated that, based on the 18 patients that were evaluated, rhMBL has been well tolerated in the multiple myeloma patient population. In addition, complement activity was returned to normal levels in patients with weekly administration of rhMBL.

Development and Commercialization Agreements

Santaris Pharma A/S Collaboration

We are party to a license and collaboration agreement with Santaris for up to eight RNA antagonists. We hold rights worldwide, other than Europe, to develop and commercialize RNA antagonists directed against the HIF-1 alpha and Survivin gene targets. Santaris will design and synthesize RNA antagonists directed against up to six additional gene targets selected by us, and we will have the right to develop and commercialize those antagonists worldwide, other than Europe. We will be responsible for making payments to Santaris upon the successful completion of certain compound synthesis and selection, clinical development and regulatory milestones. Santaris is also eligible to receive royalties from any future product sales of products based on the licensed antagonists. Santaris retains the full right to develop and commercialize products developed under the collaboration in Europe.

NatImmune A/S License Agreement

We are party to a license agreement with NatImmune for their lead development compound, rhMBL, a protein therapeutic under development for the prevention of severe infections in MBL- deficient individuals undergoing chemotherapy. Under the agreement, we hold exclusive worldwide rights, excluding the Nordic countries, and are responsible for the development, manufacture, and marketing of rhMBL. We will be responsible for making payments to NatImmune upon the successful completion of certain clinical development, regulatory, and sales-based milestones. NatImmune is also eligible to receive royalties from any future product sales of rhMBL by us and retains certain rights to develop a non-systemic formulation of rhMBL for topical administration.

Patents and Intellectual Property Rights

We own or exclusively license approximately 113 granted U.S. patents and 53 U.S. applications most of which have foreign counterparts.

In the PEG technology field, we have two distinct platforms: permanent linkers and releasable linkers. Approximately 23 granted U.S. patents and three pending U.S. patent applications cover various aspects of the permanent linker platform and approximately 35 granted U.S. patents and 15 pending U.S. patent applications cover various aspects of the releasable linker platform. All U.S. patents and most of the pending patent applications have foreign counterparts. These patents and any patents that may eventually issue from the pending applications will expire between 2009 and 2029. The PEG linker patents and patent applications disclose and claim the PEG polymers, linkers, and conjugates made with them, as well as methods of making the polymers, linkers, and conjugates. We have obtained and intend to continue to pursue patents with claims covering improved methods of attaching or linking PEG to therapeutic compounds. We also have obtained patents relating to the specific composition of the PEG-modified compounds that we have identified or created. We will continue to seek such patents as we develop additional PEG-enhanced products.

We hold several granted U.S. patents that cover aspects of the composition of, method of making, formulations and therapeutic uses of our PEG-SN38 product candidate. In addition we have three U.S. applications directed to the specific composition of our PEG-SN38 product candidate, methods of making, formulations and therapeutic uses thereof. All U.S. patents and pending patent applications have foreign counterparts. These patents and any patents that may eventually issue from the pending applications will expire between 2013 and 2028.

In relation to our LNA program, we hold both licensed as well as jointly owned patents and patent applications that relate to the LNA platform as well as to specific LNA antisense molecules for individual therapeutic targets. Two pending U.S. patent applications relate to the HIF-1 alpha antagonist, two pending U.S. patent applications relate to the Survivin antagonist and four pending U.S. patent applications relate to undisclosed targets. All U.S. patents and most of the pending patent applications have foreign counterparts and relate to the composition of, method of producing and therapeutic uses thereof. These patents and any patents that may eventually issue from the pending applications will expire between 2018 and 2028.

In relation to the exclusively licensed rhMBL product, we hold three granted U.S. patents and nine pending U.S. patent applications, all with foreign counterparts. These patents and any patents that may eventually issue from the pending applications will expire between 2010 and 2027. These patents and patent applications relate to compositions, methods of producing, formulations and therapeutic uses thereof.

In the field of single-chain antibody proteins, we have approximately 25 granted U.S. patents and 5 pending U.S. patent applications all with foreign counterparts. These patents and any patents that may eventually issue from the pending applications will expire between 2009 and 2023. These patents and patent applications disclose and claim compositions of, genetic constructions coding for, and methods for producing single polypeptide chain antigen-binding proteins, multivalent antigen-binding proteins, and fusion proteins, as well as compositions of, and methods of producing stabilized single-chain antigen-binding protein compositions and polymer conjugates thereof.

We have several U.S. patents and pending U.S. patent applications that relate to specific therapeutic products and PEGylated prodrugs. In particular, eight U.S. issued patents relate to hemoglobin conjugates, one issued patent relates to Factor IX, one pending application relates to Interferon-beta conjugates, one issued patent relates to modified Arginine Deiminase, and two pending applications relate to Adenosine Deaminase conjugates. Most of the U.S. patents and pending patent applications have foreign counterparts and these patents and any patents that may eventually issue from the pending applications will expire between 2010 and 2028.

We also rely on trade secret protection for our confidential and proprietary information but we may fail to meaningfully protect our trade secrets. Others may independently develop substantially equivalent technologies and know-how or otherwise gain access to our trade secrets. It is our policy to require our employees and consultants, outside scientific collaborators, sponsored researchers and other advisors who receive confidential information from us to execute confidentiality agreements upon the commencement of employment, consulting or other business relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. The agreements provide that all inventions conceived by an employee shall be our property. However, these agreements may not provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Competition

Competition in the biopharmaceutical industry is intense and based to a significant degree on scientific and technological factors. These factors include but are not limited to the availability of patent and other protection of technology and products, the ability to commercialize products and technological developments, the ability to obtain governmental approval for testing, manufacturing and marketing of products, and the ability to enter into licensing and similar arrangements to facilitate the development of products and meet other business objectives. We compete with specialized biopharmaceutical firms and large pharmaceutical companies in North America, Europe and elsewhere, with respect to the licensing of and research and development of product candidates. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Many of the companies we compete with are larger than us and have substantially greater resources. Certain of these companies are able to compete effectively with us largely by virtue of their superior resources regardless of the technical advantages or disadvantages of their products.

Platform Technology

PEGylation. We are aware that other companies are conducting research on chemically modified therapeutic proteins and that certain companies are modifying pharmaceutical products, including proteins, by attaching PEG. Our competitors include The Dow Chemical Company, Nektar Pharmaceuticals, Inc., SunBio Corporation, Mountain View Pharmaceuticals, Inc., Neose Technologies, Inc., NOF Corporation and Urigen Pharmaceuticals, Inc. Several other chemical, biotechnology and pharmaceutical companies may also be developing PEGylation technologies. Some of these companies license or provide the technology to other companies, while others develop the technology for internal use.

Locked Nucleic Acid. We are aware that other companies are conducting research and developing products utilizing antisense technologies that compete with the LNA technology. These include Isis Pharmaceuticals Inc., Alnylam Pharmaceuticals, Inc., Regulus Therapeutics LLC, Eli Lilly and Company and others.

Product Candidates

HIF-1 alpha antagonist. There are a number of existing therapeutic regimens designed to treat the cancers that we may target with the HIF-1 alpha antagonist. However, we are not of aware of any development of another compound that would have a mechanism similar to our HIF-1 alpha antagonist.

PEG-SN38. There are a number of drugs in various stages of preclinical and clinical development from companies exploring cancer therapies or improved chemotherapeutic agents to potentially treat the same cancer indications that our PEG-SN38 may be developed to treat. Additionally, there are a number of drugs in development based on the active metabolite SN38. If these drugs are approved, they could compete directly with our PEG-SN38. These include products in development from Bristol-Myers Squibb Company, Pfizer Inc., GlaxoSmithKline p/c, Antigenics Inc., F. Hoffman-La Roche Ltd., Novartis AG, Cell Therapeutics, Inc., Neopharm, Inc., Meditech Research Limited and others. Nektar Therapeutics is also developing a PEGylated form of irinotecan. Irinotecan is a pro-drug of SN38. This product candidate is currently in Phase II for colorectal cancer. Nektar plans to commence trials in breast and ovarian cancer in the second half of 2008.

rhMBL. We are unaware of other companies studying rhMBL in clinical trials. Currently, physicians use anti-infectious prophylaxis for patients susceptible to infectious complications.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the clinical development, manufacture, and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the inspection, testing, manufacture, quality assurance, safety, effectiveness, labeling, packaging, storage, distribution, record-keeping, approval, and promotion of our products. All of our products will require regulatory approval before commercialization. In particular, therapeutic products for human use are subject to rigorous pre-clinical and clinical testing and other requirements of the Federal Food, Drug, and Cosmetic Act and the Public Health Service Act, implemented by the FDA, as well as similar statutory and regulatory requirements of foreign countries. Obtaining these marketing approvals and subsequently complying with ongoing statutory and regulatory requirements is costly and time consuming. Any failure by us or our collaborators, licensors or licensees to obtain, or any delay in obtaining, regulatory approval or in complying with post-approval requirements, could adversely affect the marketing and sale of products that we are developing and our ability to receive product or royalty revenues.

The steps required before a new drug or biological product may be distributed commercially in the U.S. generally include:

•	conducting appropriate pre-clinical laboratory evaluations of the product’s chemistry, formulation and stability, and animal studies to assess the potential safety and efficacy of the product,

•	submitting the results of these evaluations and tests to the FDA, along with manufacturing information, analytical data and clinical investigational plan, in an IND,

•	obtaining IND approval from the FDA, which may require the resolution of any safety or regulatory concerns of the FDA,

•

obtaining approval of Institutional Review Boards or IRBs, prior to introducing the drug or biological product into humans in clinical studies and registering clinical trials in public databases such as www.clinicaltrials.gov, and

•

conducting adequate and well-controlled human clinical trials that establish the safety and efficacy of the drug or safety, purity and potency of the biological product candidate for the intended use, in the following three typically sequential, stages:

Phase I: The product candidate is initially introduced into healthy human subjects or patients and tested for safety, increased dose tolerance, and possibly absorption, distribution, metabolism and excretion,

Phase II: The product candidate is studied in patients with the targeted condition to gain safety experience at the proposed dosing schedules, identify possible adverse effects and safety risks to determine the optimal dosage, and to obtain initial information on effectiveness of the product candidate,

Phase III: The product candidate is studied in an expanded patient population at multiple clinical study sites to determine primary efficacy and safety endpoints identified at the start of the study,

•

submitting the results of preliminary research, pre-clinical studies, and clinical studies as well as chemistry, manufacturing and control information on the drug or biological product to the FDA in a New Drug Application or NDA, for a drug product, or a BLA for a biological product, and

•	obtaining FDA approval of the NDA or BLA prior to any commercial sale or shipment of the drug or biological product.

An NDA or BLA must contain, among other things, data derived from non-clinical laboratory and clinical studies which demonstrate that the product meets prescribed standards of safety, purity and potency, and a full description of manufacturing methods. Biological or drug products may not be marketed in the U.S. until approval by the FDA of an NDA or BLA is received.

The approval process can take a number of years and often requires substantial financial resources, including license application fees. The results of pre-clinical studies and initial clinical trials are not necessarily predictive of the results from large-scale clinical trials, and clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including the difficulty in obtaining enough patients, clinical investigators, drug supply, or financial support. The FDA also may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. The FDA can impose substantial fines if these requirements are not carried out to the agency’s full satisfaction. Upon approval, a drug product or biological product may be marketed only in those dosage forms and for those indications approved in the NDA or BLA, although information about off-label indications may be disseminated in narrowly defined situations.

In addition to obtaining FDA approval for each indication for which the manufacturer may market the drug, each domestic drug product manufacturing establishment must register with the FDA, list its drug products with the FDA, comply with and maintain current good manufacturing practices and permit and pass inspections by the FDA and other regulatory authorities. Moreover, the submission of applications for approval may require the preparation of large-scale production batches that can not be used commercially and additional time to complete manufacturing stability studies. Foreign establishments manufacturing drug products for distribution in the U.S. also must list their products with the FDA and comply with current good manufacturing practices. They also are subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

The Federal Food, Drug, and Cosmetic Act also mandates that drug products be manufactured consistent with current good manufacturing practice. In complying with the FDA’s regulations on current good manufacturing practices, manufacturers must continue to spend time, money and effort in production, record-keeping, quality control, quality assurance, and auditing to ensure that the marketed product meets applicable specifications and other requirements. The FDA periodically inspects drug product manufacturing facilities to ensure compliance with current good manufacturing practices. Failure to comply subjects the manufacturer to possible FDA action, such as:

•	untitled and warning letters,

•	suspension of manufacturing,

•	seizure of the product,

•	voluntary recall of a product,

•	injunctive actions, and

•	civil or criminal penalties.

To the extent we rely on third parties to manufacture our compounds and products, those third parties will be required to comply with current good manufacturing practices as required by regulations.

Even after FDA approval has been obtained, and often as a condition to expedited approval, further studies, including post-marketing studies, are typically required by the FDA. Results of post- marketing studies may limit or expand the further marketing of the products. If we propose any modifications to the product, including changes in indication, manufacturing or testing processes, manufacturing facility or labeling, a NDA or BLA supplement may be required to be submitted to and approved by the FDA.

Products manufactured in the U.S. for distribution abroad will be subject to FDA regulations regarding export, as well as to the requirements of the country to which they are shipped. These latter requirements apply to products studied in clinical trials, the submission of marketing applications, and all aspects of product manufacture and marketing. Such requirements vary significantly from country to country. As part of our strategic relationships, our collaborators may be responsible for the foreign regulatory approval process of our products, although we may be legally liable for noncompliance.

We cannot predict the extent of government regulation, either in the U.S. or abroad, that might result from future legislation or administrative action. Moreover, we anticipate that Congress, state legislatures and the private sector will continue to review and assess controls on health care spending. Any such proposed or actual changes could cause us or our collaborators to limit or eliminate spending on development projects and may otherwise impact us. Additionally, in both domestic and foreign markets, sales of our proposed products will depend, in part, upon the availability of reimbursement from third-party payers, such as government health administration authorities, managed care providers, private health insurers and other organizations. Significant uncertainty often exists as to the reimbursement status of newly approved health care products. In addition, third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. There can be no assurance that our proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development.

We are also subject to federal and state laws regulating our relationships with physicians, hospitals, third party payers of health care, and other customers. The federal anti-kickback statute, for example, prohibits the willful and knowing payment of any amount to another party with the intent to induce the other party to make referrals for health care services or items payable under any federal health care program. The Federal False Claims Act prohibits facilitating the submission of false claims for payment to the federal government and has been used to enforce against off-label promotion. In recent years the federal government has substantially increased enforcement and scrutiny of pharmaceutical manufacturers with regard to the anti-kickback statute and other federal fraud and abuse rules. State laws also impose a growing compliance burden and enforcement risk in their requirements for licensing, compliance programs and reporting of physician-directed marketing activities.

With respect to patented products, delays imposed by the government approval process may materially reduce the period during which we will have the exclusive right to benefit from them.

Our operations are also subject to federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous, toxic and radioactive substances and the discharge of pollutants into the air and water. Environmental permits and controls are required for some of our operations and these permits are subject to modification, renewal and revocation by the issuing authorities. We believe that our facilities are in substantial compliance with our permits and environmental laws and regulations and do not believe that future compliance with current environmental laws will have a material adverse effect on our business, financial condition or results of operations. If, however, we were to become liable for an accident, or if we were to suffer an extended facility shutdown as a result of such contamination, we could incur significant costs, damages and penalties that could harm our business.

Operations

Following the separation, we will lease the property located at 20 Kingsbridge Road, Piscataway, New Jersey and sublease a portion of the property located at 685 Route 202/206, Bridgewater, New Jersey. These properties are in good condition and are generally suitable and adequate to carry out our business.

Legal Proceedings

From time to time we are a party to a variety of legal proceedings that arise in the ordinary course of our business. While the results of these legal proceedings cannot be predicted with certainty, we believe that the final outcome of these proceedings will not have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

Employees

We expect to employ 120 persons, including 32 persons with Ph.D. or M.D. degrees, of which we expect 100 employees to be engaged in research and development activities and 20 to be engaged in administration. None of our employees are covered by a collective bargaining agreement. All of our employees are covered by confidentiality agreements.

MANAGEMENT

Our Directors and Executive Officers Following the Separation

The following table sets forth information as of July 30, 2008, regarding individuals who are expected to serve as our directors and/or executive officers following the distribution, including their anticipated positions with our company following the distribution.

Name	Age	Position(s)	Director Class
Jeffrey H. Buchalter	51	Chairman of the Board, President and Chief Executive Officer	III
Dr. Goran A. Ando	59	Director	I
Dr. John Geltosky	62	Director	II
Victor P. Micati	68	Director	II
Robert C. Salisbury	64	Director	III

Dr. Ivan D. Horak	57	Executive Vice President, Research and Development and Chief Scientific Officer	—

Jeffrey H. Buchalter has served as Enzon’s President and Chief Executive Officer since December 2004, and as Chairman of the Enzon’s Board of Directors since September 2004. Having held several key positions at a number of multinational pharmaceutical companies, Mr. Buchalter has more than 20 years of industry experience. Prior to joining the Company, Mr. Buchalter served as President and Chief Executive Officer of ILEX Oncology, Inc. from January 2002 through December 2004 after serving as President from September 2001 through December 2001. During his tenure at ILEX, Mr. Buchalter led the company’s transformation from a drug development contract research organization to a product-driven pharmaceutical company, with a high quality oncology franchise and established commercialization expertise. ILEX Oncology was acquired in December 2004 by Genzyme Corporation for $1.1 billion. Throughout his career, he has directed the development and commercialization of a number of innovative pharmaceutical products which meet the needs of healthcare professionals and patients worldwide. As Group Vice President and Head of the Worldwide Oncology Franchise at Pharmacia Corporation from 1997 to 2000, Mr. Buchalter was pivotal in strategically building the company’s global oncology franchise through new product approvals and launches, as well as the 1999 acquisition of Sugen, Inc., a transaction that enhanced Pharmacia’s drug discovery and development capabilities as well as its oncology pipeline. Before joining Pharmacia, Mr. Buchalter held positions at Wyeth (formerly American Home Products) and Schering-Plough Corporation. From 1993 to 1997, as Group Director for the women’s healthcare business of American Home Products, Mr. Buchalter played a key role in the life cycle management of its multibillion-dollar drug Premarin (conjugated estrogens tablets, USP), and helped to develop and commercialize the hormone replacement therapy Prempro (conjugated estrogens/medroxyprogesterone acetate tablets). While at Schering-Plough Corporation in the late 1980s and early 1990s, he led the launch of Intron A (interferon alpha-2b), one of the first cytokines to be approved for hairy cell leukemia. Among his career honors, Mr. Buchalter received the American Cancer Society’s Joseph F. Buckley Memorial Award for commitment to cancer control and involvement in the oncology pharmaceutical field. Additionally, former President George H.W. Bush invited him to serve as a collaborating partner in the National Dialogue on Cancer. Mr. Buchalter has been a strong proponent in accelerating the development of novel new therapeutics for children diagnosed with cancer. He has been invited to participate in a selective panel of experts addressing this global challenge. Mr. Buchalter received his B.S. in finance from Seton Hall University, and an M.B.A. in marketing from Temple University. Mr. Buchalter also serves as a member of the Board of Directors of TopoTarget A/S, a publicly held Danish biopharmaceutical company, and as Chairman of the Board of Directors of MacroGenics Inc., a private, venture-backed biotechnology company.

Dr. Goran A. Ando has served as a director of Enzon since November 2004. From April 2003 through July 2004, he served as Chief Executive Officer of Celltech Group plc., a biopharmaceutical company now part of UCB, S.A. Prior to joining Celltech in April 2003, Dr. Ando served in various senior posts at Pharmacia Corporation, a global pharmaceutical company now part of Pfizer, Inc., commencing in 1995. In his most recent role at Pharmacia, Dr. Ando was Executive Vice President and President of R&D and also had executive responsibilities for IT, manufacturing.

Dr. John Geltosky has served as a director of Enzon since May 2008. Dr. Geltosky is currently the Senior Vice President of Business Development, Life Sciences for Arizona Technology Enterprises. Dr. Geltosky has held such position since November 2007. From 2002 until 2007, Dr. Geltosky was at Bristol-Myers Squibb. He has more than 20 years of pharmaceutical experience and has extensive expertise in developing business strategies for commercialization of proprietary, breakthrough technologies across many therapeutic areas. He has also worked for pharmaceutical companies such as Smithkline Beecham Pharmaceuticals and Johnson & Johnson, where he collaborated closely with R&D and Marketing.

Victor P. Micati has served as a director of Enzon since November 2004. Mr. Micati is a retired senior executive of Pfizer Inc. In 1999, Mr. Micati retired from Pfizer where he most recently had served as Executive Vice President of the Pharmaceutical Group of Pfizer and Vice President of Pfizer Inc. Mr. Micati first joined Pfizer in 1965 and over a 34-year career served in numerous capacities, including: President of European Operations; Executive Vice President of Pfizer Europe; Senior Vice President, Pharmaceuticals; Vice President of Pharmaceutical Development, Pfizer International; and Vice President of Marketing, Pfizer Laboratories. Mr. Micati also served as a member of the Pfizer International Board of Directors. Mr. Micati is currently a consultant to the pharmaceutical industry and is a member of the Board of Trustees of the Monterey Institute of International Studies.

Robert C. Salisbury has served as a director of Enzon since May 2005. In 1998, Mr. Salisbury retired from Pharmacia & Upjohn, Inc., where he had most recently served as Executive Vice President and Chief Financial Officer. Previously, Mr. Salisbury served as Executive Vice President, Finance and Chief Financial Officer at The Upjohn Company. Mr. Salisbury first joined The Upjohn Company in 1974 and over a career of more than 20 years, he served in various management posts in finance and strategic planning.

Dr. Ivan D. Horak has served as Enzon’s Executive Vice President, Research and Development and Chief Scientific Officer since September 2005. Prior to joining Enzon, Dr. Horak was employed by Immunomedics, Inc., a biopharmaceutical company, as Executive Vice President of Research and Development from May 2002 until July 2003, and as Chief Scientific Officer from July 2003 to August 2005. Before joining Immunomedics, Dr. Horak was employed by Pharmacia as a Vice President for Clinical Oncology from November 1999 to May 2002, where he helped direct the global development of oncology compounds, including Camptosar for metastatic colorectal cancer. From 1996 to 1999, Dr. Horak held a variety of clinical research positions at Janssen Research Foundation, a subsidiary of the Johnson & Johnson Company, including International Director for Clinical Research and Development, Oncology. Prior to joining Janssen, Dr. Horak spent nine years at the National Cancer Institute where he most recently served as a cancer expert for the Metabolism Branch. In addition to authoring over 60 scientific publications, Dr. Horak is a member of several prominent medical societies and has served on various committees for the American Association for Cancer Research and the International Union Against Cancer. He also serves on the editorial board of the prestigious journal Cancer Research. He is a fellow of the American College of Physicians. Dr. Horak received his M.D. degree from the University of Komenius, Bratislava, Czechoslovakia.

The Board of Directors Following the Separation

Effective upon the distribution, we expect that our Board of Directors will be comprised of five directors, at least a majority of whom will be considered independent under the independence requirements of NASDAQ. Our Board of Directors will be divided into three classes with staggered terms, meaning that at each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are expiring. We expect that Class I directors will have an initial term expiring at the 2009 annual meeting of stockholders, Class II directors will have an initial term expiring at the 2010 annual meeting of stockholders, and Class III directors will have an initial term expiring at the 2011 annual meeting of stockholders.

Director Independence

All directors other than Mr. Buchalter are expected to meet the NASDAQ listing standards for independence. The independent directors of the Board will hold at least two executive sessions each year at which only the independent directors will be present. Mr. Micati will be the Lead Independent Director and will preside over these executive sessions in 2008 and 2009.

There is no family relationship between any of the individuals who are expected to serve as members of our Board of Directors and as our executive officers following the distribution.

Board of Director Committees

Effective upon the completion of our separation, our Board of Directors will have the following committees:

Finance and Audit Committee

Mr. Salisbury (Chairman), Dr. Geltosky and Mr. Micati will be members of the Finance and Audit Committee. The Finance and Audit Committee will be established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Finance and Audit Committee will be independent as defined by the NASDAQ listing standards, and at least one director will satisfy the definition of audit committee financial expert as determined by the SEC. The primary purpose of the Finance and Audit Committee will be to assist the Board of Directors in its oversight responsibilities by monitoring the integrity of our financial reporting process and financial statements, the systems of internal controls and controls over financial reporting, our compliance with legal and regulatory requirements, and the performance and independence of our independent auditors. The committee will meet periodically with management to consider the adequacy of our internal controls and the financial reporting process. It will also discuss these matters with our independent auditors.

Compensation Committee

Mr. Salisbury (Chairman) and Mr. Micati will be members of the Compensation Committee. Each member of the Compensation Committee will be independent as defined by the NASDAQ listing standards. The primary duties and responsibilities of the Compensation Committee will be to oversee our overall compensation structure, policies and programs, and assess whether our compensation structure establishes appropriate incentives for management and employees, to administer our incentive-compensation and equity-based compensation plans, to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and set the compensation of other executive officers based upon the recommendation of the Chief Executive Officer, and to review and recommend employment agreements and severance arrangements for senior officers, including change of control provisions, plans or agreements, among other things.

Our Chief Executive Officer will conduct performance reviews of members of executive management and make recommendations to the Compensation Committee on compensation, including salary increases, bonuses and equity grants, based on his assessment of the individual’s performance as measured against that individual’s targeted performance goals. The Compensation Committee will review these recommendations independently and approve, with any modifications it considers appropriate, the compensation.

The Compensation Committee will have the authority to retain, at the Company’s expense, such outside counsel, experts and other advisors as it determines appropriate to assist it in the performance of its function, including the sole authority to retain and terminate any compensation consultant and to approve the consultant’s fees and other retention terms.

Governance and Nominating Committee

Mr. Micati (Chairman), Dr. Ando, Dr. Geltosky and Mr. Salisbury will be members of the Governance and Nominating Committee. Each member of the Governance and Nominating Committee will be independent as defined by the NASDAQ listing standards. The committee will review and set corporate governance policy and be responsible for making recommendations to the Board of Directors on organization and procedures, performance evaluation of the Board of Directors and individual directors, and nomination of directors.

Board of Directors’ Compensation

Following the distribution, we anticipate that each of our non-employee directors will receive an annual grant of stock options on the first trading day of the calendar year with a Black-Scholes value of $   (the “Annual Option Grant”) and an annual grant of restricted stock units settled in shares of Common Stock on the first trading day after June 30 of each calendar year with a value of $   (the “Annual Restricted Stock Grant”). The number of shares of our common stock to be subject to the Annual Option Grant will be based on the Black-Scholes value and the per share exercise price of each Annual Option Grant will be equal to the closing price of our common stock on the date of grant. The Annual Option Grant will vest in one tranche on the first anniversary of the date of grant if the recipient director remains on our Board of Directors on that date. Once vested, options granted pursuant to the Annual Option Grant will expire on the 10th anniversary of the date of grant. The number of shares subject to the Annual Restricted Stock Grant will be equal to $   divided by the closing price of our common stock on the date of grant. The shares subject to the Annual Restricted Stock Grant will vest in three equal tranches on each of the first three anniversaries of the date of grant if the recipient director remains on our board on each such date. Upon the election of a new non-employee director to our Board of Directors, such newly elected director will receive a grant of stock options with a Black-Scholes value of $   (the exercise price of which will be equal to the closing price of our common stock on the date of grant) and a grant of restricted stock units settled in shares of our common stock with a value of $   (the number of shares subject to such grant being equal to $   divided by the closing price of our common stock on the date of grant) (the “Welcome Grant”). The options and restricted stock units included in the Welcome Grant will vest in three equal tranches on each of the first three anniversaries of the date of grant, if the recipient director remains on our Board of Directors on each such date. Furthermore, for the Chairperson of our Board of Directors, if such Chairperson is not an employee of the Company, the value of the options and restricted stock units covered by the Annual Option Grant, Annual Restricted Stock Grant and Welcome Grant will be twice the amounts mentioned above. We expect that all equity grants made to our non-employee directors will be made under the Evivrus Equity Plan.

In addition, each non-employee director will receive an annual cash retainer of $20,000. Non-employee directors will also receive an additional annual cash retainer of $8,000 for service as chair of the Finance and Audit Committee, $5,000 for service as chair of the Compensation Committee and $4,000 for service as chair of any other committee. Non-employee directors will receive an additional annual cash retainer of $6,000 for service as members of the Audit and Finance Committee, $4,000 for service as members of the Compensation Committee and an annual cash retainer of $3,000 for each other committee on which they serve but do not chair. Further, each non-employee director will be entitled to a cash meeting fee of $1,500 for each meeting of our Board of Directors attended in person and $1,000 for each meeting of our Board of Directors attended by teleconference and $1,000 for each committee meeting attended.

Directors who are our employees will not receive compensation for their service on our Board of Directors.

Directors’ Stock Ownership Program

Following the distribution, we intend to adopt a directors’ stock ownership program. Under the program each of the outside directors would be required to own and maintain shares of our common stock with a market value of five times their annual cash board retainer (currently totaling $100,000), within five years after the director first joins the Board. The determination of whether the shares owned by a director meet the current $100,000 minimum market value requirement will be based on the higher of the highest average trading price of our common stock over any consecutive twenty trading days (after the director acquires the applicable shares), or the price paid for the common stock by the director. Vested and “in the money” unexercised options will be counted in determining stock ownership for the purposes of these guidelines, provided that the shares underlying such options may not exceed 50% of the requirement total. The Board of Directors may waive this requirement under certain circumstances.

Compensation Discussion and Analysis

The following discussion describes the expected objectives of the compensation programs we intend to implement following the distribution. It is expected that the combination of base salary, annual incentives and long-term incentives that we provide to our executives will be designed to be competitive with those of comparable companies and to align executive performance with the interests of our stockholders.

Objectives of Our Compensation Program

Compensation Philosophy and Policies

We intend our compensation programs to enhance our performance and stockholder value by aligning the financial interests of our senior managers with those of our stockholders, while keeping the overall compensation package competitive. The compensation package for officers will include a number of components. The package is designed to align individual compensation with our short- term and long-term performance, based on the following principles:

•	Pay for the achievement of business and strategic objectives, as measured by our financial and operating performance, as well as individual strategic, management and development goals.

•	Pay competitively, with compensation set at levels that will attract and retain key employees.

•	Align the compensation of executive officers with the interests of stockholders through equity.

The Compensation Committee will focus on our long-term strategic objectives and the need to attract and retain unique talent to achieve those objectives. In addition to reviewing the competitive landscape of the biopharmaceutical industry, the Compensation Committee will carefully consider, through strategic analysis, our specific long-term needs to grow stockholder value. Along those lines, the Compensation Committee will monitor its compensation philosophy and objectives and will make changes as appropriate to better position us for the future.

There will be no pre-established policy or target, except where specified in an employment agreement, for the allocation between either cash or non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee will determine, and at its discretion, in consultation with our compensation consultant, the appropriate level and mix of incentive compensation.

Compensation Consultant; Compensation Peer Group

Mercer (US) Inc. (“Mercer”) has been engaged for the purpose of assisting us with determinations concerning compensation levels for our executive officer group. As part of its engagement, Mercer analyzed data from the group of comparable biopharmaceutical industry companies of comparable market capitalization, revenues, therapeutic focus and business model, including a selected subset of companies that are included in the Nasdaq Biotechnology Index. This group, which we will refer to as the “Compensation Peer Group” in this Compensation Discussion and Analysis, is intended to represent a group of companies against which we believe we compete for talent and stockholder investment. The Compensation Peer Group will be periodically reviewed and updated by the Compensation Committee. The Compensation Peer Group currently consists of the following companies:

Biocryst Pharmaceuticals Inc.	ImmunoGen, Inc.	Affymax, Inc.
Incyte Corporation	Array Biopharma, Inc.	Dyax Corp.
Infinity Pharmaceuticals, Inc.	Pharmocepeia, Inc.	Cytokinetics, Incorporated
ArQule, Inc.	Idera Pharmaceuticals, Inc.	Peregrine Pharmaceuticals, Inc.
ARIAD Pharmaceuticals, Inc.	Cell Genesys, Inc.	Synta Pharmaceuticals Corp.

Components of the Compensation Package

The compensation package for each of the named executive officers as well as other officers who are members of our executive staff will consist of four elements:

•	base salary;

•	annual performance-based incentive;

•	stock incentive programs; and

•	various other benefits.

In addition, our executive officers may enter into employment agreements with us, and may be entitled to receive change of control and severance payments, or to participate in our executive deferred compensation plan. More specific information on each of these elements follows under “New Executive Benefit Arrangements—Executive Officer Agreements”.

Each element of the compensation package and the allocation of such elements will be proposed by management and reviewed and approved by the Compensation Committee, and, at the discretion of the Compensation Committee, in consultation with Mercer. We intend to consider compensation information obtained with respect to the Compensation Peer Group when making determinations concerning such compensation package.

Base Salary

The Compensation Committee will aim to set base salaries at levels that are competitive with those paid to senior executives at companies included in the Compensation Peer Group. This will allow us to attract and retain the executive talent required to lead Evivrus, since we compete with a large number of companies in the biopharmaceutical industry, including large pharmaceutical companies, for executive talent. The Compensation Peer Group will be considered in making salary determinations to align our pay practices with other companies in the pharmaceutical and biotechnology industries. We expect to shift cash compensation over time to between the 25th and 50th percentile of the Compensation Peer Group so that cash compensation eventually represents between 25% and 30% of total compensation subject to managements’ discretion to deviate from this goal to obtain or retain employees with unique skills. In addition, individual job performance will also be considered in setting salaries. We do not intend to downward adjust current salaries of Enzon employees that join Evivrus in connection with the spinoff. Salaries will be reviewed annually and in connection with promotions. We expect that our Chief Executive Officer will conduct performance reviews of members of executive management and make recommendations to the Compensation Committee on salary, including salary increases, based on his judgment of the individual’s performance, using the following criteria for evaluation: attainment of job accountabilities and functional goals, leadership qualities, strategic contribution and adoption of our corporate values. The Compensation Committee will review these recommendations independently and approve the annual salary and salary increases, with any modifications it considers appropriate based on its own interaction with executive management and review of accomplishments.

Annual Performance-Based Incentive Compensation

We intend to adopt an annual incentive program that provides an opportunity for officers and employees to earn a cash incentive based upon our performance and their individual performance. We expect that the incentive potential will be stated as a percentage of the officer’s or employee’s base salary and will vary by position, and for those officers with employment agreements will be at least equal to the percentage required by such employment agreements. Corporate and individual performance goals will be set after the distribution, and at the start of each fiscal year thereafter, and be based on business criteria specified in this program. We expect that majority of performance goals will be based on pipeline development milestones. Actual incentives will calculated at the end of the fiscal year based on goal performance. Targets will be developed with the expectation that their achievement would be attainable but ambitious. Thus, there will be meaningful risk that targets will not be achieved and payments will not be made at all or will be made at less than 100%. We believe that this uncertainty ensures that any payments under this program will be truly performance-based.

We expect that our Chief Executive Officer will review and approve the performance goal achievement of members of executive management and make recommendations to the Compensation Committee on annual incentive payouts. The Compensation Committee will review those recommendations and, with any modifications it considers appropriate, approve the annual incentive payouts. The Compensation Committee will independently review and approve the annual incentive payout for the Chief Executive Officer.

Stock Incentive Programs

We believe that stock incentive programs directly link the amounts earned by officers with the amount of appreciation realized by our stockholders. Stock-based awards also serve as a critical retention incentive. Our stock incentive programs will be structured to encourage key employees to continue in our employ and motivate performance that will meet the long-term expectations of stockholders. In determining the size of any option or restricted stock or restricted stock unit award, the Compensation Committee will consider the individual’s position, past performance and potential, the desired retention incentive, and market practices and levels.

We expect that the Compensation Committee will consider and make annual grants of equity-based awards to officers and any other employees coinciding with annual performance reviews. Equity-based awards may also be granted at other times during the year in connection with promotions or for new hires or as special performance awards. Equity-based awards (such as stock options) to members of executive management will be made under the Evivrus Equity Plan (described below).

The amount and combination of equity grants, as well as the vesting period, will be determined by the Compensation Committee with the intention of providing performance incentive and retention. We expect stock-based incentives, the majority of which are expected to be stock options, to be above the median for the Compensation Peer Group and to represent between 65% and 75% of our total compensation package subject to managements’ discretion to deviate from this goal to obtain or retain employees with unique skills.

In addition to the grants described above, we intend to adopt an employee stock purchase plan meeting the requirements of Section 423 of the Code (our “ESPP”). All of our eligible employees, including our executive officers, who choose to participate in our ESPP will have deductions made by us from their compensation to purchase our common stock semi-annually at a purchase price equal to 85% of the reported last sale price of our common stock on either the first or last day of each six-month offering period, whichever is less. The material terms of our ESPP are set forth below, under “New Executive Benefit Arrangements—Employee Stock Purchase Plan”

Other Benefits

We intend to adopt a tax-qualified defined contribution plan (our “401(k) Plan”) for the benefit of all of our employees, including our named executive officers. We expect that our 401(k) Plan will provide for a discretionary matching contribution.

We intend to adopt a deferred compensation program for the benefit of certain management employees, including our named executive officers. The material terms of this plan are described below, under “New Executive Benefit Arrangements—Executive Deferred Compensation Plan.”

Our executive officers will participate in various medical, dental, life, disability and benefit programs that are generally made available to all employees. We expect that certain of our executive officers will also receive reimbursement for tax and financial planning services.

Share Ownership Guidelines for Senior Management

We intend to adopt share ownership guidelines for our senior management. These guidelines would be applicable to our Chief Executive Officer, executive officers and other Vice President level employees. Under the share ownership guidelines, members of senior management will be encouraged to acquire and maintain share holdings in our common stock in amounts expressed as a multiple of base salary. The guidelines will provide for a four-year window within which the share ownership level is to be achieved. These ownership guidelines are designed to further align executive ownership, long-term strategic thinking and compensation programs to our performance and the interests of our stockholders.

The following multiples of base salary will apply:

•	three times base salary for the Chief Executive Officer; and

•	two times base salary for other executive officers and Vice President level employees.

The following will be counted in determining share ownership:

•	shares purchased on the open market;

•	shares owned jointly with or separately by spouse and/or children;

•	shares held by the individual in our 401(k) Plan;

•	shares obtained through stock option exercise;

•	vested and “in the money” unexercised options, provided that the shares underlying such options may not exceed 50% of the requirement total; and

•	shares purchased pursuant to our ESPP or other employee purchase plans.

Impact of Tax and Accounting Treatment on Compensation

Section 162(m) of the Code limits the deductibility for federal income taxes of compensation in excess of $1 million paid to a publicly held company’s chief executive officer and any of the other four highest-paid executive officers, except for “performance-based” compensation. The Compensation Committee will be aware of this limitation and will consider the effects of Section 162(m) when making compensation decisions.

Treatment of Outstanding Equity Awards in Connection with the Distribution

In connection with the distribution, all outstanding Enzon equity awards other than restricted stock awards will be subject to equitable adjustment. Enzon has previously granted stock options, restricted stock and restricted stock units to its directors, executive officers and other employees. Enzon has engaged Mercer to assist the Enzon compensation committee in making the determinations described below.

Stock Options

In connection with the distribution, each outstanding option to purchase Enzon common stock will be divided into two options: 75% of each Enzon stock option will remain or become an option to purchase the common stock of the award holder’s employer following the distribution, whether Enzon or Evivrus, and 25% of each Enzon stock option will remain or become an option to purchase the common stock of the entity that is not the award holder’s employer following the distribution. The number of shares of Enzon common stock to be subject to an adjusted Enzon stock option will be equal to the number of shares subject to the original Enzon stock option multiplied by the applicable percentage, then multiplied by the ratio determined by dividing the closing price of Enzon common stock on the trading day immediately prior to the trading day on which the Enzon common stock begins to trade on an “ex-dividend” basis by the closing price of Enzon common stock on the trading day immediately following the distribution (the “Enzon Adjustment Ratio”). The number of shares of Evivrus common stock to be subject to an Evivrus stock option will be equal to the number of shares subject to the original Enzon stock option multiplied by the applicable percentage, then multiplied by the ratio determined by dividing the closing price of Enzon common stock on the trading day immediately prior to the day on which the Enzon common stock begins to trade on an “ex-dividend” basis by the closing price of Evivrus common stock on the first trading day on which Evivrus common stock trades on a “when issued” basis (the “Evivrus Adjustment Ratio”). The exercise price of an adjusted Enzon stock option will be determined by dividing the exercise price of the Enzon stock option by the Enzon Adjustment Ratio. The exercise price of an Evivrus option will be determined by dividing the exercise of the Enzon stock option by the Evivrus Adjustment Ratio. The vesting and other provisions of the converted stock options will be unchanged, except that following the distribution employment with Enzon or Evivrus, as the case may be, will be treated as employment with both entities for purposes of the converted options.

Restricted Stock Units

Each outstanding award of Enzon restricted stock units will be divided into two restricted stock units: 75% of each Enzon restricted stock unit award will remain or become a restricted stock unit relating to the common stock of the award holder’s employer following the distribution, whether Enzon or Evivrus, and 25% of each Enzon restricted stock unit award will remain or become a restricted stock unit convertible into the common stock of the entity that is not the award holder’s employer following the distribution. The number of shares of Enzon common stock to be subject to an adjusted Enzon restricted stock unit award will be equal to the number of shares subject to the original Enzon restricted stock unit award multiplied by the applicable percentage, then multiplied by the Enzon Adjustment Ratio. The number of shares of Evivrus common stock to be subject to an Evivrus restricted stock unit award will be equal to the number of shares subject to the original Enzon restricted stock unit award multiplied by the applicable percentage, then multiplied by the Evivrus Adjustment Ratio. The vesting, payment and other provisions of the converted restricted stock units will be unchanged, except that following the distribution employment with Enzon or Evivrus, as the case may be, will be treated as employment with both entities for purposes of the converted restricted stock units.

Restricted Stock Awards

Holders of Enzon restricted stock awards, whether employed by Enzon or Evivrus following the distribution, will receive the distribution. Enzon restricted stock awards will not be subject to any adjustment or conversion, as described above with respect to stock options and restricted stock units. Shares of Evivrus issued in the distribution will be subject to the same terms and conditions and subject to forfeiture to the same extent as are the shares subject to the original Enzon restricted stock awards, except that following the distribution employment with Enzon or Evivrus, as the case may be, will be treated as employment with both entities for purposes of the restricted shares.

New Executive Benefit Arrangements

Executive Officer Agreements

We intend to enter into employment agreements with each of our executive officers, including our named executive officers, which will become effective on the effective date of the distribution. We currently intend that these agreements will have terms that are substantially similar to those that are currently in effect between such executives and Enzon. The material terms of such agreements are described below.

Jeffrey H. Buchalter

The Board considered an analysis of the Compensation Peer Group prepared by Mercer in determining the appropriate compensation for Mr. Buchalter. The Board recognizes that Mr. Buchalter’s cash compensation is significantly above the median of the Compensation Peer Group. However, the Board considers Mr. Buchalter to be uniquely qualified to serve as Chairman, President and Chief Executive Officer of Evivrus based on his experience with and knowledge of the company’s research and development activities, including the company’s product candidates, the competitive marketplace and strategic direction, as well as his relationships with the company’s personnel. Furthermore, the Board recognizes that Mr. Buchalter has an existing employment agreement that would give rise to potential significant costs to Enzon if it was determined that the Good Reason provision of his existing Enzon employment agreement was implicated as a result of a reduction in his cash compensation, as well as the disruption that could occur in the event that it was necessary to replace him. Mr. Buchalter has agreed to waive such provision in his existing Enzon employment agreement in connection with his entering into a new employment agreement with Evivrus. No additional equity grants to Mr. Buchalter are anticipated in connection with the spin-off of Evivrus or in the near term future. Consistent with the compensation philosophy and policies discussed above, the Board intends that over time Mr. Buchalter’s cash compensation will move towards the median of the Compensation Peer Group.

The initial term of Mr. Buchalter’s employment agreement will expire no earlier than   or such date that is 12 months after either party gives notice to the other that such party does not wish for the agreement to continue beyond such date.

The agreement provides for a base salary of $855,000 per year, subject to increase, and eligibility for an annual performance-based cash bonus in an amount between 0 and 200% of his base salary, based on individual and/or corporate factors to be established and determined by the compensation committee each year. The annual target bonus required by Mr. Buchalter’s employment agreement is equal to 100% of his base salary.

In the event Mr. Buchalter’s employment is terminated without cause (as defined in Mr. Buchalter’s employment agreement) or for good reason (as defined in Mr. Buchalter’s employment agreement), Mr. Buchalter will be entitled to receive: (i) a cash payment equal to any unpaid base salary through the date of termination plus any earned bonus relating to the preceding fiscal year that remains unpaid on the date of termination, (ii) a lump sum cash payment equal to four times his annual base salary, and (iii) a pro rata portion of his target bonus for the period worked during the fiscal year in which the termination occurs. In addition, Mr. Buchalter is entitled to reimbursement for any health benefits and life and disability insurance coverage available to him and his family members for a period of up to four years commencing on the date of termination, all equity awards granted to Mr. Buchalter that have not vested at the time of termination will vest immediately upon termination, and Mr. Buchalter will continue to be entitled to any deferred compensation and any other unpaid amounts and benefits earned and vested prior to or as a result of his termination.

In the event of a change of control (as defined in Mr. Buchalter’s employment agreement) and the termination of Mr. Buchalter’s employment without cause or for good reason within the period commencing 90 days before such change of control and ending two years after the change of control, Mr. Buchalter will be entitled to receive: (i) a cash payment equal to any unpaid base salary through the date of termination, (ii) any earned bonus relating to the preceding fiscal year that remains unpaid on the date of termination, (iii) a lump sum cash payment equal to three times the sum of his annual base salary and target annual cash bonus, and (iv) a pro rata portion of his target bonus for the period worked during the fiscal year in which the termination occurs. In addition, Mr. Buchalter is entitled to reimbursement for any health benefits and life and disability insurance coverage available to him and his family members for a period of up to six years commencing on the date of termination, and Mr. Buchalter will continue to be entitled to any deferred compensation and any other unpaid amounts and benefits earned and vested prior to or as a result of his termination. Further, upon a change of control all equity awards granted to Mr. Buchalter that have not vested immediately prior to the effective date of the change of control will vest at such time.

If any payments or compensation received by Mr. Buchalter in connection with a change of control are subject to an excise tax under Section 4999 of the Code, Mr. Buchalter will be entitled to receive additional payments to make him whole with respect to such excise taxes.

Mr. Buchalter’s employment agreement requires him to maintain the confidentiality of proprietary information during the term of his agreement and thereafter. Mr. Buchalter is subject to a non- competition covenant during the term of his employment agreement and for two years after his employment is terminated (one if the termination occurs pursuant to a notice of nonrenewal).

Dr. Ivan D. Horak

The employment agreement with Dr. Horak will be effective until  , subject to automatic renewal for an additional twenty four months unless either party provides written notice of non- renewal to the other party no later than 90 days prior to the end of the term of the agreement, as the term may be extended.

The agreement provides for a base salary of $   per year, subject to increase, and eligibility for an annual performance-based cash bonus in an amount between zero and  % of base salary, based on individual and/or corporate factors to be established and determined by the Compensation Committee each year. The annual target bonus is equal to  % of his base salary.

In the event Dr. Horak’s employment is terminated without cause (as defined in the employment agreement) or for good reason (as defined in the employment agreement), Dr. Horak will be entitled to receive: (i) a cash payment equal to any unpaid base salary through the date of termination plus any earned bonus relating to the preceding fiscal year that remains unpaid on the date of termination, (ii) a cash payment equal to one year of his base salary, (iii) a cash payment equal to the target bonus which would have been payable for the fiscal year which commences immediately following the date of his termination and (iv) a cash payment equal to a pro rata portion of his target bonus for the fiscal year during which the termination occurs. In addition, Dr. Horak will be entitled to reimbursement for any medical and dental coverage available to him and his family members for a period of up to 18 months commencing on the date of termination, all equity awards granted to Dr. Horak that have not vested at the time of termination will vest immediately upon termination, and Dr. Horak will continue to be entitled to any deferred compensation and any other unpaid amounts and benefits earned and vested prior to or as a result of his termination.

In the event of a change of control (as defined in Dr. Horak’s employment agreement) and the termination of Dr. Horak’s employment without cause or for good reason (as defined in Dr. Horak’s employment agreement) within the period commencing 90 days before such change in control and ending one year after the change of control, Dr. Horak will be entitled to receive: (i) a cash payment equal to any unpaid base salary through the date of termination plus any earned bonus relating to the preceding fiscal year that remains unpaid on the date of termination, (ii) a cash payment equal to two times the sum of his base salary and target bonus for the fiscal year in which the termination occurs and (iii) a cash payment equal to a pro rata portion of his target bonus for the fiscal year during which the termination occurs. In addition, Dr. Horak will be entitled to reimbursement for any medical and dental coverage available to him and his family members who were covered by a group health plan at the time of his termination for a period of up to 24 months commencing on the date of termination, and Dr. Horak will continue to be entitled to any deferred compensation and any other unpaid amounts and benefits earned and vested prior to or as a result of his termination. Further, upon a change of control, all equity awards granted to Dr. Horak that have not vested as of immediately prior to the effective date of the change of control shall vest at such time.

Dr. Horak’s employment agreement requires him to maintain the confidentiality of proprietary information during the term of his agreement and thereafter. Dr. Horak is subject to a non- competition covenant during the term of his employment agreement and for one year after his employment is terminated.

Evivrus Equity Plan

We intend to adopt an equity incentive compensation plan prior to the distribution (for purposes of this description, the “Evivrus Equity Plan”) for the purpose of attracting and retaining non- employee directors, executive officers, other employees, and consultants, and aligning the interests of these persons with those of our stockholders. The Evivrus Equity Plan will be administered by our Compensation Committee or such individual or individuals to whom it may delegate its authority, subject to the terms of the Evivrus Equity Plan, and will provide for the grant of stock options (including options intended to be “incentive stock options” within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards, which may include unrestricted shares of our common stock.

The plan administrator will have the authority to make awards to any or all of our eligible non-employee directors, executive officers, other employees and consultants, to determine what form the awards will take and the terms and conditions of the awards. Except as provided below with respect to equitable adjustments, the plan administrator may not take any action that would have the effect of reducing the exercise or purchase price of any award granted under the Evivrus Equity Plan without first obtaining the consent of our stockholders.

An aggregate of   shares of our common stock will be reserved for issuance under the Evivrus Equity Plan, subject to adjustment as provided below. No more than   shares may be made subject to stock options or stock appreciation rights and no more than   shares may be made subject to awards other than stock options or stock appreciation rights, such as restricted stock awards, restricted stock units and other awards. If any shares subject to an award granted under the Evivrus Equity Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to the participant, or if shares of our common stock are surrendered or withheld by us as payment of either the exercise or purchase price of an award and/or withholding taxes in respect of an award, the shares of common stock with respect to such award will again be available for awards under the Evivrus Equity Plan. Upon the exercise of any award granted in tandem with any other award, the related award will be cancelled to the extent of the number of shares of common stock as to which the award is exercised and, notwithstanding the foregoing, that number of shares shall no longer be available for awards under the Evivrus Equity Plan.

In the event that the plan administrator determines that any dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, stock split, reverse split, reorganization, merger or other transaction or event, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under the Evivrus Equity Plan, then the plan administrator will make equitable changes or adjustments to:

•	the number and kind of shares of common stock or other property (including cash) that may thereafter be issued in connection with awards;

•	the number and kind of shares of common stock or other property (including cash) issued or issuable in respect of outstanding awards;

•	the exercise price, grant price or purchase price relating to any award; and

•	the performance goals, if any, applicable to outstanding awards. In addition, the plan administrator may determine that any equitable adjustment may be accomplished by making a payment to the award holder, in the form of cash or other property (including but not limited to shares of our common stock).

Each stock option and stock appreciation right granted under the Evivrus Equity Plan will have a term of no longer than 10 years, and will have an exercise price that is no less than 100% of the fair market value of our common stock on the date of grant of the award. Stock appreciation rights confer on the participant the right to receive cash, common stock or other property, as determined by the plan administrator, equal to the excess of the fair market value of our common stock on the date of exercise over the exercise price of the stock appreciation right. The other terms of stock options and stock appreciation rights granted under the Evivrus Equity Plan will be determined by the plan administrator.

The plan administrator will determine the terms and conditions of each grant of restricted stock or restricted stock units under the Evivrus Equity Plan. Restricted stock units confer on the participant the right to receive cash, common stock or other property, as determined by the plan administrator, having a value equal to the number of shares of our common stock that are subject to the award. The holders of awards of restricted stock or restricted stock units may be entitled to receive dividends or, in the case of restricted stock units, dividend equivalents which may be payable immediately or on a deferred basis at such time as is determined by the plan administrator.

The plan administrator may determine to make grants of our common stock that are not subject to any restrictions or a substantial risk of forfeiture or to grant other stock-based awards to eligible participants, the terms and conditions of which will be determined by the plan administrator at the time of grant.

We expect that, unless otherwise provided by the Compensation Committee, unvested equity awards issued under the Evivrus Equity Plan will become fully vested, and all applicable performance measures will be considered achieved, upon a change in control of Evivrus.

The Evivrus Equity Plan will automatically expire on the 10th anniversary of the date on which it was adopted. Our board of directors may terminate, amend, modify or suspend the Evivrus Equity Plan at any time, subject to stockholder approval as required by law or stock exchange rules. The plan administrator may amend the terms of any outstanding award under the Evivrus Equity Plan at any time. No amendment or termination of the Evivrus Equity Plan or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Certain Federal Income Tax Effects

The following discussion of certain relevant federal income tax effects applicable to nonqualified stock options (“NQSOs”), options intended to qualify as “incentive stock options” under Section 422 of the Code (“ISOs”), restricted stock and restricted units granted under the Evivrus Equity Plan is a summary only, and, among other things, does not describe state, local or foreign income and other tax consequences.

Nonqualified Stock Options

A participant generally will not be taxed upon the grant of an NQSO. Rather, at the time of exercise of such NQSO (and in the case of an untimely exercise of an ISO), the participant will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the exercise price. Evivrus will generally be entitled to a tax deduction at the same time and in the same amount that the participant recognizes ordinary income. If shares acquired upon exercise of an NQSO (or upon untimely exercise of an ISO) are later sold or exchanged, then the difference between the sales price and the fair market value of such stock on the date that ordinary income was recognized with respect thereto will generally be taxable as long term or short term capital gain or loss (if the stock is a capital asset of the participant) depending upon the length of time the stock has been held.

Incentive Stock Options

A participant will not be in receipt of taxable income upon the grant of an ISO. Exercise of an ISO will be timely if made during its term and if the participant remains an employee of Evivrus or a parent, subsidiary or related entity at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled participant). Exercise of an ISO will also be timely if made by the legal representative of an participant who dies: (i) while in the employ of Evivrus or a parent, subsidiary or related entity or (ii) within three months after termination of employment. The tax consequences of an untimely exercise of an ISO will be determined in accordance with the rules applicable to NQSOs (see above, “Nonqualified Stock Options”). If stock acquired pursuant to the timely exercise of an ISO is later disposed of, the participant will, except as noted below, recognize long term capital gain or loss (if the stock is a capital asset of the participant) equal to the difference between the amount realized upon such sale and the exercise price. Evivrus, under these circumstances, will not be entitled to any federal income tax deduction in connection with either the exercise of the ISO or the sale of such stock by the participant.

If, however, stock acquired pursuant to the exercise of an ISO is disposed of by the participant prior to the expiration of two years from the date of grant of the ISO or within one year from the date such stock is transferred to him upon exercise (a “disqualifying disposition”), any gain realized by the participant generally will be taxable at the time of such disqualifying disposition as follows: (i) at ordinary income rates to the extent of the difference between the exercise price and the lesser of the fair market value of the stock on the date the ISO is exercised or the amount realized on such disqualifying disposition and (ii) if the stock is a capital asset of the participant, as short-term or long-term capital gain to the extent of any excess of the amount realized on such disqualifying disposition over the fair market value of the stock on the date which governs the determination of his ordinary income. In such case, Evivrus may claim a federal income tax deduction at the time of such disqualifying disposition for the amount taxable to the participant as ordinary income. Any capital gain recognized by the participant will be long-term capital gain (if the stock is a capital asset of the participant) depending on the length of time the stock has been held.

The amount by which the fair market value of the stock on the exercise date of an ISO exceeds the exercise price will be an item of adjustment for purposes of the “alternative minimum tax” imposed by Section 55 of the Code.

Exercise with Shares

According to a published ruling of the Internal Revenue Service, a participant who pays the exercise price of an NQSO, in whole or in part, by delivering shares of our common stock already owned by him will recognize no gain or loss for federal income tax purposes on the shares surrendered, but otherwise will be taxed according to the rules described above for NQSOs (see above, “Nonqualified Stock Options”). With respect to shares acquired upon exercise which are equal in number to the shares surrendered, the basis of such shares will be equal to the basis of the shares surrendered, and the holding period of shares acquired will include the holding period of the shares surrendered. The basis of additional shares received upon exercise will be equal to the fair market value of such shares on the date which governs the determination of the participant’s ordinary income, and the holding period for such additional shares will commence on such date.

The Treasury Department has issued regulations that provide for the following rules with respect to the exercise of an ISO by surrender of previously owned shares of corporation stock. If the shares surrendered in payment of the exercise price of an ISO are “statutory option stock” (including stock acquired pursuant to the exercise of an ISO) and if, at the date of surrender, the applicable holding period for such shares had not been met, such surrender will constitute a “disqualifying disposition” and any gain realized on such transfer will be taxable to the participant, as discussed above. Otherwise, when shares of Common Stock are surrendered upon exercise of an ISO, in general: (i) no gain or loss will be recognized as a result of the exchange; (ii) the number of shares received that is equal in number to the shares surrendered will have a basis equal to the shares surrendered and (except for purposes of determining whether a disposition will be a disqualifying disposition) will have a holding period that includes the holding period of the shares exchanged; and (iii) any additional shares received will have a zero basis and will have a holding period that begins on the date of the exchange. If any of the shares received are disposed of within two years of the date of grant of the ISO or within one year after exercise, the shares with the lowest basis will be deemed to be disposed of first, and such disposition will be a disqualifying disposition giving rise to ordinary income as discussed above.

Stock Appreciation Rights

A participant will recognize ordinary income subject to applicable withholding tax requirements at such time as the value of a stock appreciation right is actually paid in cash or stock. The amount of such income will be the amount of cash distributed plus the fair market value on the date of exercise of any shares of stock distributed. A participant’s tax basis of distributed shares of stock will be equal to the fair market value at the time of distribution. Any gain or loss on the subsequent sale of the stock over the tax basis of the stock will be capital gain or loss with the holding period being measured from the date of the distribution. Evivrus will be entitled to a deduction for U.S. income tax purposes in the amount and at the time that the participant is deemed to be in receipt of ordinary income.

Restricted Stock Awards

A participant generally will not be taxed upon the grant of a restricted stock award, but rather will recognize ordinary income in an amount equal to the fair market value of our common stock at the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Code). Evivrus will be entitled to a deduction at the same time as and in the same amount that the participant recognizes ordinary income. However, a participant may elect (not later than 30 days after acquiring such shares) to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse. Evivrus will be entitled to a tax deduction at the same time as and to the extent that, income is recognized by such participant. However, if shares in respect of which such election was made are later forfeited, no tax deduction is allowable to the participant for the forfeited shares, and Evivrus will be deemed to recognize ordinary income equal to the amount of the deduction allowed to Evivrus at the time of the election in respect of such forfeited shares.

Restricted Stock Units

In the case of a restricted stock unit award, a participant will not be taxed upon the grant of such an award, but, rather, the participant will recognize ordinary income in an amount equal to the fair market value of our common stock at the same time that our common stock, or cash having a value equal to our common stock, is issued to the participant. Evivrus will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income.

Executive Deferred Compensation Plan

We intend to adopt an executive deferred compensation plan which will provide to a select group of our management or highly compensated employees the opportunity to defer the receipt of certain compensation. To attract and retain key talent, we need to provide programs that are competitive within our industry. By allowing tax-deferred income growth, executives are incentivized to remain with us long-term, providing more stability to management. Participants will be selected by the Compensation Committee, which will be the plan administrator. We intend to establish and administer the executive deferred compensation plan in a manner that complies with Section 409A of the Code.

Our obligation for compensation deferred under the executive deferred compensation plan will be that of an unfunded and unsecured promise to pay money in the future to participating eligible employees in accordance with the terms of the plan from our general assets, and those obligations will rank pari passu with our other unsecured and unsubordinated indebtedness from time to time outstanding.

Each participant may elect to defer under the Plan all or a portion of his or her base salary and/or annual cash or equity incentive compensation that may otherwise be payable or that may otherwise vest in a calendar year. In addition, the Compensation Committee may, in its sole discretion, award non-elective deferred compensation to a participant. Any credit of non-elective deferred compensation will vest in accordance with the schedule determined by the plan administrator and be distributed in a manner consistent with the election last made by the particular participant.

A participant’s compensation deferrals will be credited to the participant’s account maintained under the plan. Each participant will allocate his or her account among the deemed investment options available under the plan from time to time. Amounts credited to participants’ accounts for each year will be adjusted for earnings or losses based on the deemed investment options elected by the participant. We will not be obligated to actually invest any deferred amounts in those investment options. Each participant’s account will be credited on a daily basis with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option. All deemed investment options, such as money market, bond, stock or other mutual funds, will be provided at market interest rates.

A participant’s account will be credited with an excess 401(k) matching credit. The matching credit will be 50% of the value of the matchable annual deferral for the plan year where the matchable annual deferral is that portion of a participant’s deferral amount for each plan year which is less than or equal to: (i) 6% of total base salary plus annual incentive compensation for a Plan year, minus (ii) the amount contributed by the participant to our 401(k) Savings and Investment Plan for which the participant received an employer matching contribution under that 401(k) Plan. The matchable annual deferral for a Plan year shall be zero if the participant does not make the maximum deferral eligible for a matching contribution under that 401(k) Plan for the Plan year. A participant’s right to receive the matching credit will vest over a five-year period commencing the earlier of the participant’s hire at Enzon or Evivrus.

Each participant will be permitted to elect the time and manner of payment of the deferred compensation. At the election of the participant, payment of the deferred compensation may be made in a lump sum or in annual installments. The time for payment elected by the participant must be a specific date selected at the time of election or the date of the participant’s separation from service. In the event of a change in control as defined under the plan, payments will be made in the form of a lump sum.

The deferred compensation will not be subject to redemption, in whole or in part, prior to the individual payment dates selected by the participants, except that participants may withdraw all or a portion of the value of their plan accounts under certain specified circumstances and certain mandatory lump sum distributions may be made. We will reserve the right to amend or terminate the executive deferred compensation plan at any time, provided that, except as otherwise provided in the plan, no amendment can decrease the benefits to a participant on compensation deferred prior to the date of the amendment without the consent of the participant commencing the earlier of the participant’s date of hire at Enzon or Evivrus.

Employee Stock Purchase Plan

We intend to adopt and obtain stockholder approval for an employee stock purchase plan (“ESPP”), meeting the requirements of Section 423 of the Code. All of our eligible employees, including our executive officers, who choose to participate in our ESPP will have deductions made by us from their compensation to purchase our common stock semi-annually at a purchase price equal to 85% of the reported last sale price of our common stock on either the first or last day of each six-month offering period, whichever is less. The Compensation Committee will administer our ESPP.

A total of   shares of our common stock will be reserved for issuance under our ESPP, subject to adjustment as described below. In the event that the plan administrator determines that any dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, stock split, reverse split, reorganization, merger or other transaction or event, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants under our ESPP, then the plan administrator will make equitable changes or adjustments to:

•	the number and kind of shares of common stock or other property (including cash) that may thereafter be issued under our ESPP;

•	the number and kind of shares of common stock or other property (including cash) issuable under outstanding awards under our ESPP; and

•	the price per share of our common stock covered by each option under our ESPP which has not yet been exercised.

Once an eligible employee has elected to participate in our ESPP, their participation will continue for subsequent offering periods until the employee withdraws from our ESPP or is deemed to have withdrawn (whether from termination of employment or otherwise). An ESPP participant will be permitted to increase or decrease the rate of payroll deductions at the commencement of a new offering period and once during an offering period. Cash withheld in respect of the purchase of our common stock under our ESPP are credited to an account. If our ESPP is oversubscribed for any offering period, the number of shares to be purchased at the end of the offering period will be reduced on a pro rata basis, taking into account each participant’s proportionate contributions under our ESPP. No fractional shares will be issued under our ESPP, and any cash remaining credited to a participant’s account under our ESPP after the purchase of shares at the end of an offering period will be returned to the participant, without interest. The amount of shares that may be purchased by participants under our ESPP will be subject to the limitations set forth in Section 423 of the Code and related regulations.

Termination of a participant’s employment with Evivrus will automatically terminate participation in our ESPP. Any amounts then credited to such participant’s account will be returned to the participant, without interest following termination of employment. ESPP participants will be required to notify us if he or she disposes of any of the shares acquired under our ESPP prior to the expiration of two years following the commencement of the applicable offering period and one year following the date of purchase of the shares.

In the event of the proposed dissolution or liquidation of Evivrus, the offering period then in effect under our ESPP will terminate immediately prior to consummation of the proposed action, unless otherwise provided by the Compensation Committee. In the event of certain transactions involving a change in control of Evivrus, the ESPP will continue with regard to offering periods that commenced prior to closing of the proposed transaction and shares will be purchased based on the fair market value of the surviving corporation’s stock on the scheduled purchase date.

Our Board of Directors will have the authority to amend, terminate or extend the term of our ESPP at any time, subject to stockholder approval where required to comply with applicable laws. No amendment or termination of our ESPP will adversely affect the rights of a participant under then outstanding options without the consent of such participant. We anticipate that our ESPP will have a term of 10 years.

Historical Compensation of our Executive Officers Prior to the Distribution

The following tables contain compensation information for services in all capacities to Enzon and its subsidiaries for the periods shown for our CEO and certain other executive officers. We refer to these persons collectively as our “named executive officers” or “NEOs.” All references in the following tables to stock options, restricted stock, restricted stock units and other stock awards relate to awards granted by Enzon in regard to Enzon common stock.

The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the distribution, which could be higher or lower, because historical compensation was determined by Enzon and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)(1)	Total ($)
Jeffrey H. Buchalter,	2007	773,558	1,162,500	974,657	2,136,283	134,119	5,181,117
Chairman, President and Chief Executive Officer
Ivan D. Horak M.D.,	2007	498,293	350,000	256,589	688,998	26,235	1,820,115
Executive Vice President, Research and Development and Chief Scientific Officer

(1)

All other compensation includes: (i) matching contribution to executive deferred compensation plan, (ii) matching contribution to 401(k) plan, (iii) discount to market price for purchases under employee stock purchase plan, (iv) tax preparation fees, (v) financial advisory fees and, (vi) premium for life and disability insurance.

2007 Grants of Plan Based Awards

The following table sets forth information regarding the grants by Enzon of stock options and restricted stock units to our NEOs in the year ended December 31, 2007 with respect to shares of Enzon common stock. See “Executive Compensation—Treatment of Outstanding Equity Awards in Connection with the Distribution” for details concerning the treatment of outstanding equity incentive awards under Enzon’s 2001 Stock Incentive Plan.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Jeffrey H. Buchalter,	12/31/07	—	—	—	—
	1/17/07	—	850,000	8.59	7,301,500
	1/17/07	100,000	—	—	859,000
Ivan D. Horak, M.D.,	12/31/07	—	—	—	—
	1/17/07	—	300,000	8.59	2,577,000
	1/17/07	25,000	—	—	214,750

(1)

All restricted stock units were granted under the 2001 Incentive Stock Plan and vest according to the following schedule: 33% on each of the first and second anniversaries of the grant date, and 34% on the third anniversary of the grant date.

(2)

All stock options were granted under the 2001 Incentive Stock Plan and have a term of ten years. With respect to Mr. Buchalter’s stock options, 32% of such options were vested on the grant date and the remaining options vest in four equal annual installments beginning on the first anniversary of the grant date. Dr. Horak’s stock options vest in four equal annual installments beginning on the first anniversary of the grant date.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table details unexercised Enzon options, Enzon restricted stock awards and Enzon restricted stock units that have not vested for each of our NEOs as of December 31, 2007. Following the distribution, outstanding Enzon equity incentive awards will be adjusted as reflected in “Executive Compensation—Treatment of Outstanding Equity Awards in Connection with the Distribution.”

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Jeffrey H. Buchalter,	40,000	—	15.46	9/28/2014	52,500	500,325
	725,000	—	13.54	12/22/2014	120,000	1,143,600
	750,000	—	6.95	5/12/2015	198,100	1,887,893
	198,000	102,000	6.97	11/23/2015	100,000	953,000
	180,271	187,629	8.04	4/3/2016	—	—
	213,640	222,360	7.40	5/18/2016	—	—
	272,000	578,000	8.59	1/17/2017	—	—
Ivan D. Horak, M.D.,	100,000	100,000	7.14	9/2/2015	50,000	476,500
	17,500	17,500	6.97	11/23/2015	7,500	71,475
	30,725	92,175	8.04	4/3/2016	66,200	630,886
	36,425	109,275	7.40	5/18/2016	25,000	238,250
	—	300,000	8.59	1/17/2017	—	—

(1)

Of Mr. Buchalter’s unvested option awards, 102,000 options vest in tranches of 51,000 options on each of November 23, 2008 and 2009; 187,629 options vest in tranches of 62,543 options on each of April 3, 2008, 2009 and 2010; 222,360 options vest in tranches of 74,120 options on each of May 18, 2008, 2009 and 2010; and 578,000 options vest in tranches of 144,500 options on each of January 18, 2008, 2009, 2010 and 2011. Of Mr. Buchalter’s unvested restricted stock and restricted stock units, 52,500 shares vest in tranches of 22,500 shares on December 22, 2008 and 30,000 shares on December 22, 2009; 120,000 shares vest in tranches of 36,000 shares on each of November 23, 2008 and 2009 and 48,000 shares on November 23, 2010; 198,100 shares vest in tranches of 59,430 shares on each of April 3, 2009 and 2010 and 79,240 shares on April 3, 2011; and 100,000 shares vest in tranches of 33,333 on each of January 17, 2008 and 2009 and 33,334 shares on January 17, 2010.

(2)

Of Dr. Horak’s unvested option awards, 100,000 options vest in tranches of 50,000 options on September 2, 2008 and 2009; 17,500 options vest in tranches of 8,750 options on November 23, 2008 and 2009; 92,175 options vest in tranches of 30,725 options on April 3, 2008, 2009 and 2010; 109,275 options vest in tranches of 36,425 options on May 18, 2008, 2009 and 2010; and 300,000 options vest in tranches of 75,000 options on January 17, 2008, 2009, 2010 and 2011. Of Dr. Horak’s unvested restricted stock and restricted stock units, 50,000 vest in tranches of 15,000 shares on September 2, 2008 and 2009 and 20,000 shares on September 2, 2010; 7,500 shares vest in tranches of 2,250 shares on November 23, 2008 and 2009 and 3,000 shares vest on November 23, 2010; 66,200 shares vest in tranches of 19,860 shares on April 3, 2009, 2010 and 26,480 shares vest on April 3, 2011; and 25,000 shares vest in tranches of 8,333 on January 17, 2008 and 2009 and 8,334 shares on January 17, 2010.

(3)	Calculated by multiplying the number of shares or units by $9.53, the closing price of Enzon’s common stock on December 31, 2007.

2007 Option Exercises and Stock Vested

The following table sets forth aggregated information with respect to the NEOs concerning Enzon stock option exercises and Enzon restricted stock awards or restricted stock units vested during the fiscal year ended December 31, 2007.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey H. Buchalter,	—	—	23,578	225,272.18
Ivan D. Horak M.D.,	—	—	—	—

Potential Payments Upon Termination or Change-in-Control

The potential termination and change in control-related payments described below were calculated in accordance with the terms of the individual’s employment agreements with us, described above under “Executive Officer Agreements” and assuming such agreements had been in effect as of December 31, 2007. In accordance with SEC rules, the amounts below have all been calculated as of December 31, 2007 using, where applicable, the closing price of Enzon common stock as of such date.

Jeffrey H. Buchalter

As of December 31, 2007, in the absence of a change in control, the total severance payments that would have been due to Mr. Buchalter if his employment agreement had been terminated without cause or for good reason would have been $   and   stock options and   restricted stock units would have become vested.

As of December 31, 2007, if a change in control were to have occurred and his employment agreement had been terminated without cause or for good reason as provided in his employment agreement, the total change of control payments that would have been due to Mr. Buchalter would have been $  , and   stock options and   restricted stock units would have become vested. In addition, as of December 31, 2007, the amount of additional payments to be made to Mr. Buchalter to make him whole for excise taxes is estimated to be approximately $  .

Mr. Buchalter’s employment agreement requires him to maintain the confidentiality of proprietary information during the term of his agreement and thereafter. Mr. Buchalter is subject to a non- competition covenant during the term of his employment agreement and for after his employment is terminated (   if the termination occurs pursuant to a notice of nonrenewal from us).

Ivan D. Horak, M.D.

As of December 31, 2007, in the absence of a change in control, the total severance payments that would have been due to Dr. Horak if his employment agreement had been terminated without cause or for good reason would have been $  , and   stock options and   shares of restricted would have become vested.

As of December 31, 2007, if a change in control were to have occurred and his employment had been terminated without cause or for good reason as provided in his employment agreement, the total payments that would have been due to Dr. Horak would have been $  , and   stock options,   shares of restricted stock and   restricted stock units would have become vested.

Dr. Horak’s employment agreement requires him to maintain the confidentiality of proprietary information during the term of his agreement and thereafter. Dr. Horak is subject to a non- competition covenant during the term of his employment agreement and for   after his employment is terminated.

Director Compensation for 2007

The following table sets forth information concerning the compensation for 2007 awarded by Enzon to individuals who were non-employee directors of Enzon during 2007 and who will be our directors at the time of the separation.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	Total ($)
Dr. Goran A. Ando	52,500	37,438	51,687	141,625
Victor P. Micati	58,000	37,438	51,687	147,125
Robert C. Salisbury	69,000	37,432	76,069	182,501

(1)

Dollar value of stock awards and option awards for Enzon common stock is based on the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R. Assumptions used in the calculations are included in Enzon’s audited financial statements for the year ended December 31, 2007 included in Enzon’s Annual Report on Form 10-K for the year ended December 31, 2007; provided, that there is no assumed forfeiture rate in the calculation of the amounts shown above. For each of the directors, the grant date fair value computed in accordance with FAS123R of the stock awards and option awards granted in the fiscal year ended December 31, 2007 was $75,002 and $51,662, respectively.

(2)

As of December 31, 2007, Dr. Ando, Mr. Micati and Mr. Salisbury held 12,984, 12,984 and 14,183 aggregate number of Enzon outstanding shares of restricted Common Stock and restricted stock units, respectively.

(3)	As of December 31, 2007, Dr. Ando, Mr. Micati and Mr. Salisbury held 65,000, 65,000 and 50,000 outstanding options, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by Enzon. After the distribution, Enzon will own none of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the persons nominated to serve as one of our directors, (iii) each officer named in the Summary Compensation Table and (iv) all of our executive officers and directors nominees as a group. We based the share amounts on each person’s beneficial ownership of Enzon common stock as of June 30, 2008, unless we indicate some other basis for the share amounts, and assumed a distribution ratio of one share of our common stock for every four shares of Enzon common stock. The exact distribution ratio will be determined immediately prior to the distribution.

To the extent our directors and officers own Enzon common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of Enzon common stock. For a description of the equitable adjustments expected to be made to Enzon stock-based awards, see “Executive Compensation—Treatment of Outstanding Awards in Connection with the Distribution,” included elsewhere in this information statement.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of approximately   million shares of common stock based upon approximately   million shares of Enzon common stock outstanding on  , excluding treasury shares and assuming no exercise of Enzon options, and applying the distribution ratio of   share(s) of our common stock for every   share(s) of Enzon common stock held as of the record date.

Name of Beneficial Owner(1)	Expected Total Number of Shares of Common Stock Beneficially Owned(2)		Percentage of Common Stock(3)
Principal Stockholders:
Group comprised of Iridian Asset Management LLC, The Governor and Company of the Bank of Ireland, BIAM Holdings, BancIreland (US) Holding, Inc. and BIAM (US) Inc., 276 Post Road West, Westport, CT 06880	1,601,062	(4)
Group comprised of Renaissance Technologies Corp. and James H. Simons, 800 Third Avenue, New York, NY 10022	885,321	(5)
Group comprised of OppenheimerFunds, Inc., and Oppenheimer Global Opportunities Fund, Two World Financial Center, 225 Liberty Street, 11th Floor, New York, NY 10281	850,877	(6)
Group comprised of Carl C. Icahn and affiliated entities, 767 Fifth Avenue, New York, NY 10153	768,025	(7)
JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017	750,588	(8)
Group comprised of DellaCamera Capital Master Fund, Ltd., DellaCamera Capital Management, LLC, Ralph DellaCamera, Jr., Andrew Kurtz and Vincent Spinnato, 200 Park Avenue, Suite 3300, New York, NY 10166.	720,408	(9)
Group comprised of Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Global Investors Japan Limited, Barclays Global Investor Canada Limited, Barclays Global Investors Australia Limited, and Barclays Global Investors (Deutschland) AG, 45 Fremont Street, San Francisco, CA 94105	625,858	(10)
Group comprised of Citadel Limited Partnership, Citadel Investment Group, L.L.C., Citadel Investment Group II, L.L.C., Kenneth Griffin, Citadel Holdings I LP, Citadel Holdings II LP, Citadel Advisors LLC, Citadel Equity Fund Ltd., Citadel Derivatives Trading Ltd. and Citadel Derivatives Group LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, IL 60603.	603,559	(11)

Name of Beneficial Owner(1)	Expected Total Number of Shares of Common Stock Beneficially Owned(2)	Percentage of Common Stock(3)
Executive Officers:
Jeffrey H. Buchalter	(12)
Dr. Ivan D. Horak	(13)
Non-Employee Directors:
Dr. Goran A. Ando	(14)
Dr. John Geltosky	(15)
Victor P. Micati	(16)
Robert C. Salisbury	(17)
All current directors and executive officers as a group ( persons)

*	Amount represents less than 1% of our common stock.

(1)	The address of all current executive officers and directors listed above is in the care of Evivrus.

(2)

All shares listed are common stock. Except as discussed below, none of these shares are subject to rights to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act and the beneficial owner has sole voting and investment power, subject to community property laws where applicable. A person’s beneficial ownership includes unvested shares of restricted common stock.

(3)

Based on   shares of common stock which were issued and outstanding as of         . Each share of common stock is entitled to one vote. The percentage of voting stock outstanding for each stockholder is calculated by dividing (i) the number of shares of common stock deemed to be beneficially held by such stockholder as of         by (ii) the sum of (A) the number of shares of common stock outstanding as of         plus (B) the number of shares of common stock issuable upon exercise of options held by such stockholder and which were exercisable as of         or which will become exercisable within 60 days after         plus (C) restricted stock units which vest within 60 days after         .

(4)

Information concerning stock ownership was obtained from Amendment No. 1 to the Schedule 13G/A filed with the SEC on February 4, 2008 with respect to shares of Enzon common stock. Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Iridian Asset Management LLC (“Iridian”) has direct beneficial ownership of the shares of Enzon common stock in the accounts for which it serves as the investment advisor under its investment management agreements. Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 6,404,249 shares of Enzon common stock. Iridian, The Governor and Company of the Bank of Ireland (“Bank of Ireland”), BIAM Holdings (“Holdings”), BancIreland (US) Holdings, Inc. (“BancIreland”) and BIAM (US) Inc. (“BIAM”) each reported shared voting and investment power with respect to all 6,404,249 shares of Enzon common stock. BIAM, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Enzon common stock beneficially owned by Iridian. BancIreland, as the sole shareholder of BIAM (US) Inc. may be deemed to possess beneficial ownership of the shares of Enzon common stock beneficially owned by BIAM. Holdings, as the sole shareholder of BancIreland, may be deemed to possess beneficial ownership of the shares of Enzon common stock beneficially owned by BancIreland. Bank of Ireland, as the sole shareholder of Holdings, may be deemed to possess beneficial ownership of the shares of Enzon common stock beneficially owned by Holdings.

(5)

Information concerning stock ownership was obtained from Amendment No. 1 to the Schedule 13G filed with the SEC on February 13, 2008 with respect to shares of Enzon common stock. Includes shares beneficially held by Renaissance and James H. Simons, the control person of Renaissance. Dr. Simons and Renaissance have each reported sole voting and investment power with respect to all 3,541,284 shares of Enzon common stock. Certain funds and accounts managed by Renaissance have the right to receive dividends and proceeds from the sale of the shares filed on the Schedule 13G/A. RIEF Trading LLC holds of record more than 5% of such shares of Enzon common stock.

(6)

Information concerning stock ownership obtained from the Schedule 13G filed with the SEC on February 5, 2008 with respect to shares of Enzon common stock. OppenheimerFunds, Inc. has reported shared voting and investment power with respect to all 3,403,510 shares of Enzon common stock. Oppenheimer Global Opportunities Fund has reported shared voting and investment power over 3,000,000 shares of Enzon common stock.

(7)

Information concerning stock ownership was obtained from the Schedule 13D filed with the SEC on March 14, 2008 by Carl C. Icahn and various entities affiliated with him with respect to shares of Enzon common stock. An entity affiliated with Mr. Icahn has reported sole voting and investment power over all 3,072,103 shares of Enzon common stock.

(8)

Information concerning stock ownership was obtained from the Schedule 13G filed with the SEC on February 11, 2008 with respect to shares of Enzon common stock. JPMorgan Chase & Co. reported sole voting and investment power with respect to all 3,002,352 shares.

(9)

Information concerning stock ownership was obtained from Amendment No. 5 to the Schedule 13D filed with the SEC on July 1, 2008, by DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company, DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company, DellaCamera Capital Management, LLC, a Delaware limited liability company, Ralph DellaCamera, Jr., Andrew Kurtz and Vincent Spinnato with respect to shares of Enzon common stock. The 2,414,481 shares of Enzon common stock beneficially owned are comprised of: (a) 1,964,481 shares of Enzon common stock, and (b) options exercisable for 450,000 shares of Enzon common stock. The foregoing entities and individuals reported shared voting and investment power with respect to all 2,414,481 shares of Enzon common stock.

(10)

Information concerning stock ownership was obtained from the Schedule 13G filed with the SEC on February 5, 2008 with respect to shares of Enzon common stock. Barclays Global Investors, N.A. reported sole voting power with respect to 1,195,456 shares of Enzon common stock and sole investment power with respect to 1,348,684 shares of Enzon common stock. Barclays Global Fund Advisors reported sole voting and investment power with respect to 1,154,751 shares of Enzon common stock. The shares are held in trust accounts for the economic benefit of the beneficiaries of those accounts.

(11)

Information concerning stock ownership was obtained from Amendment No. 2 to the Schedule 13G filed with the SEC on February 13, 2008 with respect to shares of Enzon common stock. Citadel Investment Group, LLC, Citadel Investment Group II, LLC, Citadel Limited Partnership, Kenneth Griffin, Citadel Holdings I LP, Citadel Holdings II LP, Citadel Advisors LLC, Citadel Equity Fund Ltd., Citadel Derivatives Group LLC and Citadel Derivatives Trading Ltd. each reported shared voting and investment power with respect to all 2,414,236 shares of Enzon common stock.

(12)	Includes shares subject to options which will be exercisable as of the distribution date or which will become exercisable within 60 days after the distribution date.

(13)	Includes shares subject to options which will be exercisable as of the distribution date or which will become exercisable within 60 days after the distribution date.

(14)	Includes shares subject to options which will be exercisable as of the distribution date or which will become exercisable within 60 days after the distribution date.

(15)	Includes shares subject to options which will be exercisable as of the distribution date or which will become exercisable within 60 days after the distribution date.

(16)	Includes shares subject to options which will be exercisable as of the distribution date or which will become exercisable within 60 days after the distribution date.

(17)

Includes (i)   shares subject to options which were exercisable as of the distribution date or which will become exercisable within 60 days after the distribution date and (ii)   restricted stock units which shall vest within 60 days after the distribution date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from Enzon

The distribution will be accomplished by Enzon distributing all of its shares of our common stock to holders of Enzon common stock entitled to such distribution, as described in “The Separation” section included elsewhere in this Information Statement. Completion of the distribution will be subject to satisfaction or waiver by Enzon of the conditions to the separation and distribution described below under “—Related Party Transactions—Agreements with Enzon.”

Related Party Transactions

Our Board of Directors has adopted a written policy on related person transactions pursuant to which the members of the Audit Committee (the “Committee”) shall be responsible for reviewing the material facts of each related person transactions and approving or ratifying it, subject to such conditions as the Committee may prescribe, after determining that the transaction is in the best interest of the Company and its stockholders.

Agreements with Enzon

Before our separation from Enzon, we will enter into a Separation and Distribution Agreement and several other agreements with Enzon to effect the separation and provide a framework for our relationships with Enzon after the separation. These agreements will govern the relationships among us and Enzon subsequent to the completion of the separation plan and provide for the allocation among us and Enzon of Enzon’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) related to its biotechnology business, attributable to periods prior to our separation from Enzon. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Enzon and the distribution of our shares of common stock to Enzon stockholders), these agreements include the Transition Services Agreement.

The principal agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from Enzon.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreements with Enzon regarding the principal transactions necessary to separate us from Enzon. It will also set forth other agreements that govern certain aspects of our relationship with Enzon after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement immediately before the distribution of our shares to Enzon stockholders. Upon our separation from Enzon, the Separation and Distribution Agreement will be effective as between us and Enzon with respect to our obligations to Enzon and with respect to Enzon’s obligations to us.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to us and Enzon as part of the separation of Enzon into two independent companies, and will describe when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

Substantially all of the assets and liabilities (including whether accrued, contingent or otherwise) associated or primarily used in connection with the research and development activities of Enzon will be retained by or transferred to us or our subsidiaries.

All other assets and liabilities (including whether accrued, contingent or otherwise) of Enzon will be retained by or transferred to Enzon or one of its subsidiaries (other than us or our subsidiaries).

Except as may be expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and so long as the transferor is in compliance with the terms of the Separation and Distribution Agreement relating to the transfer, the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or government approvals are not obtained and that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires.

Intellectual Property. Enzon will transfer to us ownership and control of all granted and pending U.S. and international patents and patent applications that relate to our product candidates and our Customized Linker Technology, including all releasable PEG conjugates. The granted and pending U.S. and international patents and patent applications that relate to Enzon’s commercial products and to the traditional permanent PEG conjugates, including those that are the subject of existing out-licenses to a third party, will remain with Enzon.

Property. We expect to sublease a portion of Enzon’s facility in Bridgewater, New Jersey. We will make lease payments for the square footage that we occupy. Also, Enzon will assign to us all of its rights and obligations under the lease for the facility in Piscataway, New Jersey.

Employee Matters. The Separation and Distribution Agreement will also allocate liabilities and responsibilities relating to employee compensation, benefit plans, programs and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations.

Further Assurances. To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the applicable separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the applicable separation. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will distribute to Enzon as a stock dividend the number of shares of our common stock distributable in the distribution. Enzon will cause its agent to distribute to Enzon stockholders that hold shares of Enzon common stock as of the applicable record date all the issued and outstanding shares of our common stock. Enzon will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Enzon in its sole discretion. For further information regarding the conditions relating to our separation from Enzon, see “The Separation—Conditions to the Distribution,” included elsewhere in this information statement.

Releases and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

Legal Matters. Except as otherwise set forth in the Separation and Distribution Agreement, we will assume the liability for, and control of, all pending and threatened legal matters related to our business or assumed or retained liabilities and we will indemnify Enzon for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of separation.

Intellectual Property. Enzon will transfer to us ownership and control of all awarded and pending U.S. and international patents and patent application, expect for those related to commercial products which will remain with Enzon and those that are the subject of a license to a third-party. In the case of a third-party license, Enzon will provide a fully paid up irrevocable license under all the rights other than those that are licensed to such third-party.

Transition Services Agreement

We also intend to enter into a Transition Services Agreement. Under this agreement, we will provide Enzon certain services, including research and development services related to the reformulation of Enzon’s Oncaspar and Adagen products for thirty six months from the date of our separation. As part of this agreement, Enzon will provide us certain services, including labeling and testing services for clinical supplies of our product candidates for twenty four months from the date of our separation. However, such services will be provided only as, and to the extent, those product candidates received such services, as of the date of the Transition Service Agreement, in Enzon’s Indianapolis manufacturing facility. Enzon will also provide us certain general administrative services including accounting, SEC reporting, payroll, financial systems management, telecommunications services, occupancy and information technology services for six months from our separation. The term of provision for any service under the Transition Services Agreement may be extended under certain circumstances for an additional period of up to six months. After the expiration of these arrangements, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Enzon. We are developing a plan to increase our own internal capabilities in the future to reduce our reliance on Enzon for the services. Fees for transition services will be based on 110% of the fully-absorbed employee costs and out-of-pocket expenses incurred by the party providing such services with no allocation for overhead.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or of our by-laws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our certificate of incorporation and by-laws are included as exhibits to our registration statement on Form 10.

Distributions of Securities

In the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, which were not registered under the Securities Act of 1933, as amended.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of up to   million shares of common stock, par value $0.01 per share and,   million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Immediately following the distribution, we expect that approximately   shares of our common stock will be issued and outstanding based upon approximately   million shares of Enzon common stock outstanding as of  , assuming no exercise of Enzon options and applying the distribution ratio of   share(s) of our common stock for every   share(s) of Enzon common stock held as of the record date.

Dividends. Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.

Voting Rights. Each outstanding share of common stock will be entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of our common stock will not be entitled to cumulative voting of their shares in elections of directors.

Other Rights. In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred stocks, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

Our Board of Directors, without further action by our stockholders, may issue shares of our preferred stock. Our Board of Directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

Anti-takeover Effects of our Certificate of Incorporation and By-laws and Delaware Law

Provisions of our certificate of incorporation and by-laws and of Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Classified Board of Directors

Our certificate of incorporation and by-laws provide that our Board of Directors is divided into three classes, designated Class I, Class II and Class III. The term of the Class I directors expires at our 2009 annual meeting of our stockholders, the term of the Class II directors expires at our 2010 annual meeting of our stockholders and the term of the Class III directors expires at our 2011 annual meeting of our stockholders. At each annual meeting of our stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three- year term, with one class being elected each year.

Removal of Directors

A director may only be removed from office for cause by the affirmative vote of holders of a majority of shares of common stock entitled to vote in the election of directors. This system of electing and removing directors may discourage a third-party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Size of Board of Directors and Vacancies

Our certificate of incorporation and by-laws provide that our Board of Directors may consist of no less than three and no more than 15 directors and our Board of Directors will fix the exact number of directors to comprise our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors and any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of our Board of Directors then in office.

Elimination of Stockholder Action by Written Consent

Our certificate of incorporation and by-laws expressly eliminates the right of our stockholders to act by written consent. Stockholder action must take place at the annual or special meeting of our stockholders.

Stockholder Meetings

Under our certificate of incorporation and by-laws, only the Board of Directors, our President or our Secretary may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws will have advance notice procedures with respect to stockholder proposals and nominations of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. The business to be conducted at an annual meeting will be limited to business properly brought before the annual meeting by or at the direction of our Board of Directors or a duly authorized committee thereof or by a stockholder of record who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting.

Delaware Anti-takeover Law

Upon the distribution, we will be governed by Section 203 of the General Corporation Law of the State of Delaware (“DGCL”). Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10.0% or more of the assets of the corporation to or with the interested stockholder; or

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation; or

•

an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption.

Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Supermajority Voting

Our certificate of incorporation provides that amendments to provisions in the certificate of incorporation relating to the number, classes and tenure of directors, filling vacancies on the board, removal of directors and any of our by-laws adopted by our Board of Directors, shall require the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to vote generally in the election of directors.

No Cumulative Voting

Our certificate of incorporation and amended and restated by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our certificate of incorporation of undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provisions in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

NASDAQ Global Market Listing

We intend to file an application to list our shares of common stock on the NASDAQ Global Market. We expect that our shares will trade under the ticker symbol “HOPE.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and by-laws provide that, to the fullest extent authorized or permitted by law, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiary against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Enzon stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet site at                               . Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Evivrus, Inc.:

We have audited the accompanying balance sheets of Evivrus, Inc., a wholly owned subsidiary of Enzon Pharmaceuticals, Inc., as of December 31, 2007 and 2006, and the related statements of operations, and cash flows for each of the years in the two-year period ended December 31, 2007, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evivrus, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007, the six month period ended December 31, 2005 and the fiscal year ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, Evivrus, Inc. adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” effective July 1, 2005.

/s/ KPMG LLP

Short Hills, New Jersey
July 30, 2008

EVIVRUS, INC.
BALANCE SHEETS
(In thousands)

	December 31, 2007	December 31, 2006
ASSETS
Current assets:
Other current assets	$240	$283

Total current assets	240	283

Property and equipment, net	25,277	14,953
Other assets	123	26

Total assets	$25,640	$15,262

LIABILITIES AND NET INVESTMENT
Current liabilities:
Accounts payable	$3,162	$8,887
Accrued expenses	4,288	2,845

Total current liabilities	7,450	11,732

Other liabilities	200	69

Total liabilities	7,650	11,801

Commitments and contingencies
Enzon Pharmaceuticals, Inc. net investment in Evivrus	17,990	3,461
Accumulated other comprehensive income	—	—

Net investment in Evivrus	17,990	3,461

Total liabilities and net investment in Evivrus	$25,640	$15,262

The accompanying notes are an integral part of these financial statements.

EVIVRUS, INC.
STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,		Six Months Ended December 31, 2005	Year Ended June 30, 2005
	2007	2006
Costs and expenses:
Research and development	$43,638	$34,768	$9,373	$32,073
General and administrative	9,655	6,180	2,308	3,286
Acquired in-process research and development	—	11,000	10,000	—
Restructuring charge	—	—	—	1,172

Total costs and expenses	53,293	51,948	21,681	36,531

Loss before income tax	(53,293)	(51,948)	(21,681)	(36,531)
Income tax	—	—	—	—

Net loss	$(53,293)	$(51,948)	$(21,681)	$(36,531)

The accompanying notes are an integral part of these financial statements.

EVIVRUS, INC.
STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		Six Months Ended December 31, 2005	Year Ended June 30, 2005
	2007	2006
Cash flows from operating activities:Net loss	$(53,293)	$(51,948)	$(21,681)	$(36,531)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,430	1,806	896	1,754
Loss on disposal of equipment	—	24	92	—
Acquired in-process research and development	—	11,000	10,000	—
Share-based compensation	1,458	725	35	(30)
Changes in operating assets and liabilities:
Decrease (increase) in other current assets	43	(214)	(57)	(11)
(Decrease) increase in accounts payable	(5,725)	7,702	198	(212)
Increase (decrease) in accrued expenses	1,339	1,624	(2,220)	1,055
Increase (decrease) in other, net	131	(68)	(47)	(145)

Net cash provided by operating activities	(53,617)	(29,349)	(12,784)	(34,120)

Cash flows from investing activities:
Purchase of property and equipment	(12,754)	(5,833)	(597)	(837)
Purchase of marketable securities, net	(97)	(26)	—	—
Purchase of acquired in-process research and development	—	(11,000)	(10,000)	—

Net cash used in investing activities	(12,851)	(16,859)	(10,597)	(837)

Cash flows from financing activities:
Employee stock purchase plan	82	—	—	—
Intercompany account activity	66,386	46,208	23,381	34,957

Net cash provided by financing activities	66,468	46,208	23,381	34,957

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of period	—	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

EVIVRUS, INC.
Notes to Financial Statements

(1)  Company Overview

On May 7, 2008, Enzon announced that its Board of Directors authorized a plan to spin-off its biotechnology business in a transaction that will result in two independent public companies. The newly independent biotechnology business, Evivrus, Inc. (Evivrus or the Company), will be engaged in biotechnology research and development activities. Completion of the spin-off is subject to numerous conditions, including final approval by the Board of Directors, the filing and effectiveness of a registration statement with the Securities and Exchange Commission and any necessary third- party consents. It is expected that the spin-off will be completed in the fourth quarter of 2008.

Evivrus, a wholly owned subsidiary of Enzon Pharmaceuticals Inc. (Enzon), is a development-stage biopharmaceutical company dedicated to the discovery and development of important medicines for patients with cancer. Evivrus’s drug development program utilizes several cutting-edge technologies, including its PEGylation Customized Linker Technology and the LNA technology. Through the customized attachment of PEG to a pharmaceutical compound using a spectrum of stable and customized releasable linkers, PEGylation using the Customized Linker Technology has the potential to overcome the pharmacologic limitations for a broad universe of molecules and generate compounds with substantially enhanced therapeutic value over their unmodified forms. Evivrus is using LNA technology to develop RNA antagonists against up to eight gene targets selected by it and directed against novel oncology targets. In pre-clinical studies, this technology provides RNA antagonists with dramatically enhanced binding affinity to complementary RNA sequences, outstanding potencies, long tissue half lives, and improved therapeutic ratios over first and second generation antisense drugs.

The Company’s development pipeline consists of several novel product candidates. Evivrus’s rhMBL is a naturally occurring human plasma protein that plays a key role in the immune system’s first-line defense against infections. Evivrus is currently studying this compound for prevention and treatment of severe infection in patients undergoing chemotherapy or who have undergone liver transplant surgery. Another candidate in clinical development utilizes the customized PEGylation technology together with SN38. This product candidate uses a customized linker specific to the compound which Evivrus believes provides the most efficient attachment of SN38 to PEG. This PEGylated version of the active metabolite of the cancer drug irinotecan allows for non-oral delivery, increased solubility, higher exposure of the cancer cells to SN38, and longer apparent half-life. PEG-SN38 is currently being studied in patients with solid tumors and lymphomas. Lastly, Evivrus has licensed several RNA antagonists directed against novel oncology targets, such as HIF-1 alpha. The HIF-1 alpha antagonist is currently being studied in patients with solid tumors and lymphomas.

Effective December 31, 2005, Enzon changed its fiscal year end from June 30 to December 31 in order to better align with its industry. Accordingly, the information contained herein relating to the results of operations and cash flows is for the years ended December 31, 2007 and 2006, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005.

The Company’s business is subject to significant risks and uncertainties including, but not limited to:

•	The risk that the Company will not achieve success in its research and development efforts, including clinical trials conducted by it or its collaborative partners.

•	The risk that the Company will experience operating losses for the next several years.

•

Decisions by regulatory authorities regarding whether and when to approve the Company’s regulatory applications as well as their decisions regarding labeling and other matters which could affect the commercial potential of its products or developmental products.

•	The risk that the Company will fail to obtain adequate financing to meet its future capital and financing needs.

•	The risk that key personnel will leave the Company.

(2)  Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

Prior to the spin-off, Evivrus operated as a fully integrated research and development function within Enzon and, consequently, did not have stand-alone financial statements. The financial information provided in these financial statements reflects the historical financial position, results of operations and cash flows of the research and development activities of Enzon to be transferred to Evivrus as part of the spin-off. The financial data was compiled from historical Enzon records that include all costs that were directly attributable to Enzon’s exploratory and preclinical research and development function plus an allocated amount of general and administrative expense. Research and development costs associated with Enzon’s Products segment, those costs incurred in support of Enzon’s marketed products, are not included in our financial statements. General and administrative expense includes corporate management and governance, accounting, legal, human resources and other overhead expenses. Although not directly charged to the research and development function historically, we expect to incur such costs after the separation. For purposes of the historical financial statements, general and administrative expenses have been allocated based upon the ratio of research and development employees each year to total Enzon headcount.

In addition to the allocation process outlined above, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S.) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation of fixed assets is provided by the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period. Amortization of leasehold improvements is calculated using the straight-line method over the remaining term of the lease or the life of the asset, whichever is shorter. The cost of repairs and maintenance is charged to operations as incurred; significant renewals and improvements are capitalized.

Long-Lived Assets

Long-lived assets are tested for impairment in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This testing is performed when impairment indicators are present. Impairment indicators are events or circumstances that may be indicative of possible impairment such as a significant adverse change in legal factors or in business climate, a current period operating loss combined with a history of operating losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. SFAS No. 144 testing for the recoverability of an asset group is performed initially by comparing the carrying amount of the asset group to the future undiscounted net cash flows to be generated by the assets. If the undiscounted net cash flow stream exceeds the carrying amount, no further analysis is required. However, if this test shows a negative relationship, the fair value of the asset group must be determined and the Company would record an impairment charge for any excess of the carrying amount over the fair value. These evaluations involve amounts that are based on management’s best estimates and judgment. Actual results may differ from these estimates.

Acquired In-Process Research and Development

Costs to acquire in-process research and development projects and technologies that have no alternative future use at the date of acquisition are expensed as incurred.

Research and Development

All research and development costs are expensed as incurred. These expenses include the following types of costs incurred in performing our proprietary research and development activities: salaries and benefits, clinical trials and related clinical manufacturing costs, contract services, and the costs of research and development conducted on behalf of the Company by third parties. Pre- FDA approval milestone payments made by the Company to third parties under contractual research and development arrangements are expensed when the specific milestone has been achieved. Costs incurred in obtaining technology licenses are charged immediately to research and development expense if the technology licensed has not reached technological feasibility and has no alternative future use.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

For financial reporting purposes, we have historically recorded no tax expense or benefit due to our operating loss position. A valuation allowance has been established on net deferred tax assets because we believe that it is more likely than not that our net deferred tax assets, will not be realized.

Certain deferred tax assets that arose as a result of the Company’s past activities and resultant operating losses, such as federal and state net operating loss carry-forwards, research and development credit carry-forwards and acquired in-process research and development, do not constitute assets of Evivrus and will continue to reside with Enzon through the date of separation. For income tax purposes, Evivrus has not been a stand-alone legal entity and, as a result, any pre-spin-off tax attributes relate to and remain with Enzon.

In accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. Upon adoption of FIN 48, as amended, as of January 1, 2007, the Company had no tax positions relating to open tax years that were considered to be uncertain. Accordingly, the Company had no liability for such uncertain positions nor did it establish such a liability upon adoption of FIN 48 nor during the year ended December 31, 2007. Interest and penalties, if any, related to unrecognized tax benefits, would be recognized as income tax expense.

Concentrations of Risk

The Company does not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. The Company seeks reasonable assuredness of the safety of principal and market liquidity by investing in rated securities while at the same time seeking to achieve a favorable rate of return.

Share-Based Compensation Plans

The Company’s employees participated in the incentive stock plans of Enzon. Enzon adopted SFAS No. 123R, “Share-Based Payment (Revised 2004),” effective July 1, 2005, which requires that the costs resulting from all share-based payment transactions be recognized in the financial statements at their fair values. Enzon adopted SFAS No. 123R using the modified prospective application method under which the provisions of SFAS No. 123R apply to new awards and to awards modified, repurchased, or cancelled after the adoption date. Additionally, compensation cost for the portion of the awards for which the requisite service has not been rendered that are outstanding as of the adoption date is recognized in the statement of operations over the remaining service period after the adoption date based on the original estimate of fair value, in the case of options, and on the closing price of the Company’s common stock on the date of issuance, in the case of restricted stock awards. Results for periods prior to July 1, 2005 were not restated.

Expected volatility is based on historical volatility of Enzon’s common stock; the expected term until exercise represents the weighted average period of time that options granted are expected to be outstanding, giving consideration to vesting schedules and Enzon’s historical exercise patterns; and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

Cash Flow Information

There were no income tax payments made for the years ended December 31, 2007 or 2006, the six months ended December 31, 2005 or the year ended June 30, 2005.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and net unrealized gain (loss) on available-for-sale securities. The only available-for-sale securities held by the Company are those that are held by participants in the Company’s Executive Deferred Compensation Plan, reported in other current assets and amounting to $0.1 million as of December 31, 2007 and $26,000 as of December 31, 2006. Unrealized gains and losses on these investments were immaterial. Accordingly, there is no reconciliation of net income (loss) to comprehensive income (loss) required.

(3)  Other Current Assets

Other Current Assets include investments of participants in the Company’s Executive Deferred Compensation Plan (predominantly mutual fund shares) totaling $0.1 million and $26,000 as of December 31, 2007 and 2006, respectively. There is a non-current liability that offsets the aggregate deferred compensation plan assets.

(4)  Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31, 2007	December 31, 2006	Estimated Useful lives
Leasehold improvements	$20,156	$14,988	11-14 years	*
Equipment	17,593	10,874	3-7 years
Furniture and fixtures	2,597	1,785	7 years
Vehicles	31	31	7 years

	40,377	27,678
Less: Accumulated depreciation	15,100	12,725

	$25,277	$14,953

*	Shorter of the lease term or lives indicated

Depreciation charged to operations relating to property and equipment totaled $2.4 million, $1.8 million, $0.9 million and $1.8 million for the years ended December 31, 2007 and 2006, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005, respectively.

(5)  Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2007	December 31, 2006
Accrued compensation	$2,803	$2,078
Accrued clinical trial costs	281	17
Other	1,204	750

	$4,288	$2,845

(6)  Stock Options

Evivrus intends to adopt an incentive stock compensation plan that contains essentially the same provisions as does the Enzon 2001 Incentive Stock Plan (the “Enzon Plan”). The Enzon Plan, as amended, had 10,000,000 shares of common stock issuable for the grant of stock options and other stock-based awards to employees, officers, directors, consultants, and independent contractors providing services to Enzon and its subsidiaries as determined by the Board of Directors or by a committee of directors designated by the Board of Directors to administer the plan. Options granted to employees generally vest over four years from date of grant and options granted to directors vest after one year. The exercise price of the options granted must be at least 100% of the fair value of the Company’s common stock at the time the options are granted. Options may be exercised for a period of up to ten years from the date they are granted. As of December 31, 2007, 12.1 million shares of Enzon common stock were reserved for issuance pursuant to options and awards under the plan.

A 1987 Non-Qualified Stock Option Plan was adopted by the Enzon Board of Directors in November 1987 and expired effective November 2007. Accordingly no additional grants of stock options are to be made from this plan although previously awarded option grants remain outstanding.

The following is a summary of the activity for Evivrus research and development personnel participating in the Enzon Stock Option Plans which include the 2001 Incentive Stock Plan and the 1987 Non-Qualified Stock Option Plan (options in thousands):

	Options	Weighted Average Exercise Price Per Option	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2007	1,116	$12.97
Granted at exercise prices which equaled the fair value on the date of grant	300	$8.59
Exercised	(53)	$6.23
Forfeited	—
Expired	(73)	$18.16

Outstanding at December 31, 2007	1,290	$11.93	7.34	$691

Exercisable at December 31, 2007	571	$16.91	5.88	$276

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007 and 2006 and the six months ended December 31, 2005 was $3.61, $3.53 and $3.46, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and the six months ended December 31, 2005 was $175,000, $0 and $21,000, respectively.

In the years ended December 31, 2007 and 2006, the Company recorded share-based compensation of $0.9 million and $0.4 million, respectively, related to stock options, which was included in the Company’s net loss for the period. In the six months ended December 31, 2005, share-based compensation cost related to stock options was de minimis.

During the years ended December 31, 2007 and 2006, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005, Enzon received cash from the exercise of options held by Evivrus participants in the amounts of $330,000, $0, $18,000 and $53,000, respectively. The Enzon policy has been to use newly issued shares to satisfy the exercise of stock options. There has been no tax benefit realized to date.

Enzon uses the Black-Scholes option-pricing model to determine the fair value of stock options. The weighted average assumptions for risk-free interest rate, expected volatility and expected term until exercise are shown in the table below. The risk-free interest rate is based on U.S. Treasury yields for securities in effect at the time of grant with terms approximating the expected term until exercise of the option. Expected volatility is based on historical volatility of Enzon common stock. The expected term of options is estimated based on the Enzon’s historical exercise pattern. No dividend payments were factored into the valuations. Forfeiture rates, used for determining the amount of compensation cost to be recognized over the service period, are estimated based on stratified historical data. As of December 31, 2007, there was $2.0 million of total unrecognized compensation cost related to unvested options. During the year ended December 31, 2007, the grant-date fair value of options that vested was $0.6 million.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Six Months Ended December 31, 2005
Risk-free interest rate	4.7%	4.8%	4.2%
Expected volatility	37%	43%	56%
Expected term (in years)	5.5	5.2	4.7

On April 7, 2005 and June 20, 2005, the Enzon Board of Directors accelerated the vesting of the majority of Enzon’s unvested stock options awarded to officers, directors and employees under the 1987 Non-Qualified Stock Option Plan and the 2001 Incentive Stock Plan. Options with an exercise price greater than $10.07 per share, the closing price of Enzon’s common stock on the NASDAQ National Market on April 7, 2005 and options having exercise prices of $6.95 and $5.73 per share, the closing price of Enzon common stock on the NASDAQ National Market on May 12, 2005 and June 10, 2005, respectively, were accelerated. As a result of the accelerations, options to acquire approximately 0.9 million shares (with exercise prices ranging from $6.95 to $71.38 per share), of Enzon’s common stock in the hands of Evivrus participants, which otherwise would have vested from time to time over four years, became immediately exercisable. Management believes that accelerating the vesting of these options prior to the adoption of SFAS No. 123R may have resulted in Evivrus not having to recognize compensation expense in the years ended December 31, 2007 and 2006 and six months ended December 31, 2005 in the amounts of $1.0 million, $2.4 million and $1.4 million, respectively, or in subsequent years through 2009 in the aggregate amount of $0.3 million.

In connection with the spin-off, each outstanding option to purchase Enzon common stock will be divided into two options: 75% of each Enzon stock option will remain or become an option to purchase the common stock of the award holder’s employer following the distribution, whether Enzon or Evivrus, and 25% of each Enzon stock option will remain or become an option to purchase the common stock of the entity that is not the award holder’s employer following the distribution. The new exercise prices of the respective stock options will be determined by the relationship of each company’s stock prices after the distribution to the Enzon stock price immediately prior to the distribution such that the sum of the two exercise prices equals that of the original Enzon option award. The vesting and other provisions of the converted stock options will be unchanged, except that following the distribution employment with Enzon or Evivrus, as the case may be, will be treated as employment with both entities for purposes of the converted options. Enzon restricted stock awards will not be subject to any adjustment or conversion, as described above with respect to stock options and restricted stock units.

(7)  Restricted Stock and Restricted Stock Units (Nonvested Shares)

The Enzon 2001 Incentive Stock Plan also provides for the issuance of restricted stock and restricted stock units to employees, officers and directors (collectively referred to in SFAS No. 123R as “nonvested shares”). These awards effectively are the issuance by Enzon to the recipient of shares of Enzon’s common stock at either the date of the grant, in the case of a restricted stock award, or upon vesting, in the case of a restricted stock unit. The recipient pays no cash to receive the shares other than the $0.01 par value in some cases. These awards have vesting periods of three to five years.

All nonvested shares are valued at fair value under SFAS No. 123R. The market price of Enzon’s stock at grant date is factored by an expected vesting period forfeiture rate based on stratified historical data. This amount is then amortized over the vesting period on a straight-line basis.

A summary of nonvested shares of Evivrus research and development personnel participating in the Enzon plan, as of December 31, 2007 and changes during the year ended December 31, 2007 is provided below (shares in thousands):

	Number of Nonvested Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested at January 1, 2007	279	$7.43
Granted	149	$8.63
Vested	(1)	$8.12
Forfeited	(18)	$7.66

Nonvested at December 31, 2007	409	$7.86

As of December 31, 2007, there was $2.3 million of total unrecognized compensation cost related to nonvested shares. The total grant-date fair value of nonvested shares that vested during the year ended December 31, 2007 was $4,500.

In the years ended December 31, 2007 and 2006, Evivrus recorded share-based compensation expense of $0.5 million and $0.3 million, respectively, related to nonvested share awards, which is included in Evivrus’ net loss for the period. In the six-months ended December 31, 2005, the cost recorded for nonvested share awards was de minimis. The Enzon policy has been to use newly issued shares to satisfy nonvested share awards. There has been no tax benefit realized to date related to tax deductions for nonvested shares.

Each outstanding award of Enzon restricted stock units will be divided into two restricted stock units: 75% of each Enzon restricted stock unit award will remain or become a restricted stock unit relating to the common stock of the award holder’s employer following the distribution, whether Enzon or Evivrus, and 25% of each Enzon restricted stock unit award will remain or become a restricted stock unit convertible into the common stock of the entity that is not the award holder’s employer following the distribution. The vesting, payment and other provisions of the converted restricted stock units will be unchanged, except that following the distribution employment with Enzon or Evivrus, as the case may be, will be treated as employment with both entities for purposes of the converted restricted stock units. Enzon restricted stock awards will not be subject to any adjustment or conversion, as described above with respect to stock options and restricted stock units.

(8)  Income Taxes

Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Certain deferred tax assets that arose as a result of the Company’s past activities and resultant operating losses, such as federal and state net operating loss carryforwards, research and development credit carry-forwards and acquired in-process research and development, do not constitute assets of Evivrus and will continue to reside with Enzon through the date of separation. For income tax purposes, Evivrus has not been a stand-alone legal entity and, as a result, any pre-spin-off tax attributes relate to and remain with Enzon.

At December 31, 2007 and 2006, the tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 31, 2007	December 31, 2006
Deferred tax assets:
Acquired in-process research and development	$11,107	$12,006
Accrued compensation	177	140
Other	14	78

Total gross deferred tax assets	11,298	12,224
Less valuation allowance	(10,032)	(12,105)

	1,266	119

Deferred tax liabilities:
Book basis in excess of tax basis of acquired assets	(1,266)	(119)

Net deferred tax assets	$—	$—

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2007, management believes that it is more likely than not that the net deferred tax assets will not be realized, based on future operations, consideration of tax strategies and the reversal of deferred tax liabilities. As of December 31, 2007 and 2006, the Company had deferred tax assets of $11.3 million and $12.2 million, respectively. The Company has maintained a valuation allowance of $10.0 million and $12.1 million at December 31, 2007 and 2006, respectively.

(9)  Enzon Pharmaceuticals, Inc. Net Investment in Evivrus

Evivrus historical operating cash requirements have been provided by Enzon Pharmaceuticals, Inc. The balance in the net investment account as of December 31, 2007 and 2006 of $18.0 million and $3.5 million, respectively, represent the net asset position of Evivrus as of those dates, accumulated losses having been offset by accumulated cash injections. At the time of the closing of the spin-off, Enzon expects to make a capital contribution in an estimated amount of $100.0 million in the form of cash, investments and a $50.0 million interest-bearing term note. In addition, Enzon will contribute certain assets and either pay off Evivrus’ accounts payable and accrued liability obligations or contribute sufficient additional cash to enable Evivrus to do so. The planned capital contribution by Enzon is expected to be sufficient to satisfy Evivrus’ operating cash needs for at least twelve months.

(10)  Restructuring

During the fiscal year ended June 30, 2005, the Company terminated certain of its clinical and preclinical development programs. Employee separation costs in the amount of $1.2 million that resulted from the termination of these programs were reported as restructuring charges.

(11)  Significant Agreements

Santaris Pharma A/S Collaboration

In July 2006, the Company entered into a license and collaboration agreement with Santaris Pharma A/S (“Santaris”) for up to eight RNA antagonists which the Company intends to develop. The Company obtained rights worldwide, other than Europe, to develop and commercialize RNA antagonists directed against the HIF-1 alpha and Survivin RNA targets. Santaris will design and synthesize RNA antagonists directed against up to six additional gene targets selected by the

Company, and the Company will have the right to develop and commercialize those antagonists worldwide, other than Europe. The Company made an initial payment of $8.0 million in the third quarter of 2006 and an additional payment of $3.0 million in the fourth quarter of 2006 to Santaris for the rights to the HIF-1 alpha and Survivin antagonists and for identification of the six additional gene targets, respectively. The $11.0 million aggregate payment is reported as acquired in-process research and development in the consolidated statements of operations for the year ended December 31, 2006. The Company will be responsible for making additional payments upon the successful completion of certain compound syntheses and selection, clinical development and regulatory milestones. Santaris is also eligible to receive royalties from any future product sales from products based on the licensed antagonists. Santaris retains the right to develop and commercialize products developed under the collaboration in Europe.

NatImmune A/S License Agreement

In September 2005, the Company entered into a license agreement with NatImmune A/S (NatImmune) for NatImmune’s lead development compound, recombinant human Mannose-binding Lectin (rhMBL), a protein therapeutic under development for the prevention of severe infections in MBL-deficient individuals undergoing chemotherapy. Under the agreement, the Company received exclusive worldwide rights, excluding the Nordic countries, and is responsible for the development, manufacture, and marketing of rhMBL. The $10.0 million upfront cost of the license agreement was charged to acquired in-process research and development in the six months ended December 31, 2005. During 2007 and 2006, the Company paid NatImmune $0.3 million and $2.1 million, respectively, for license milestones that were charged to research and development expense and will be responsible for making additional payments upon the successful completion of certain clinical development, regulatory, and sales-based milestones. NatImmune is also eligible to receive royalties from any future product sales of rhMBL by Enzon and retains certain rights to develop a non- systemic formulation of rhMBL for topical administration.

(12)  Related Party Transactions

The Company intends to enter into a Transition Services Agreement. Under this agreement, the Company will provide Enzon certain services, including research and development services related to the reformulation of Enzon’s Oncaspar and Adagen products for thirty six months from the date of the Company’s separation. As part of this agreement, Enzon will provide the Company certain services, including labeling and testing services for clinical supplies of the Company’s product candidates for twenty four months from the date of the Company’s separation. However, such services will be provided only as, and to the extent, those product candidates received such services, as of the date of the Transition Service Agreement, in Enzon’s Indianapolis manufacturing facility. Enzon will also provide the Company certain general administrative services including accounting, SEC reporting, payroll, financial systems management, telecommunications services, occupancy and information technology services for six months from the Company’s separation. The term of provision for any service under the Transition Services Agreement may be extended under certain circumstances for an additional period of up to six months. After the expiration of these arrangements, the Company may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those the Company has received from Enzon. The Company is developing a plan to increase its internal capabilities in the future to reduce its reliance on Enzon for these services. Fees for transition services will be based on 110% of the fully-absorbed employee costs and out-of-pocket expenses incurred by the party providing such services with no allocation for overhead.

(13)  Commitments and Contingencies

The Company has agreements with certain members of its upper management, which provide for severance payments and payments following a termination of employment occurring after a change in control of the Company.

The Company has been involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity.

(14)  Leases

The Company has leases for its research facilities and equipment. The non-cancelable lease terms for the operating leases expire at various dates between 2008 and 2021 and each agreement includes renewal options.

Future minimum lease payments, for non-cancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2007, are (in thousands):

Year ending December 31,	Operating Leases
2008	$639
2009	639
2010	639
2011	639
2012	674
Thereafter	5,715

Total minimum lease payments	$8,945

Rent expense amounted to $613,000 for the year ended December 31, 2007, $581,000 for the year ended December 31, 2006, $291,000 for the six months ended December 31, 2005, and $581,000 for the fiscal year ended June 30, 2005. Total rent expense, inclusive of scheduled increases and rent holidays, is recognized on a straight-line basis over the term of the lease.

(15)  Retirement Plans

Enzon maintains a defined contribution 401(k) pension plan for substantially all of its employees. Enzon currently matches 50% of the employee’s contribution of up to 6% of compensation, as defined. Total Enzon contributions related to Evivrus research and development personnel for the years ended December 31, 2007 and 2006, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005 were $246,000, $161,000, $58,000 and $152,000, respectively.

In November 2003, the Enzon Board of Directors adopted the Executive Deferred Compensation Plan (the Plan) which has subsequently been amended. The Plan is intended to aid Enzon in attracting and retaining key employees by providing a non-qualified funded compensation deferral vehicle. At December 31, 2007 and 2006, $0.2 million and $26,000 of deferred compensation related to Evivrus research and development personnel was included in other liabilities, respectively. Refer to Note 3 for further information relating to the investment of participants’ assets.

(16)  Recent Accounting Pronouncements

In December 2007, the FASB issued two statements that would apply prospectively to potential business combinations for which the acquisition date is on or after January 1, 2009. Early application is not permitted. These pronouncements would be adopted at such time as the Company undertakes a business combination and will have no impact on the Company’s current and historical financial statements. SFAS No. 141R, “Business Combinations”, retains the fundamental requirements of purchase accounting but requires, among other things, the recognition and measurement of any noncontrolling interest and certain previously unrecognized intangible assets such as in-process research and development. It also calls for the recognition of most acquisition costs as expense rather than part of the total acquisition cost and the recognition of a gain in the event of a bargain purchase rather than negative goodwill. SFAS No. 160, “Noncontrolling Interests in Consolidated

Financial Statement”, establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary.

At its December 12, 2007 meeting, the FASB ratified a consensus of the Emerging Issues Task Force regarding the accounting for collaborative agreements (EITF 07-1). Effective January 1, 2009, the consensus prohibits participants in a collaborative agreement from applying the equity method of accounting to activities performed outside a separate legal entity and requires gross or net presentation of revenues and expenses by the respective parties depending upon their roles in the collaboration. The consensus will be applied to collaborative agreements in existence at the date of adoption using a modified retrospective method that requires reclassification of all periods presented. The Company is in the process of evaluating the possible impact the consensus may have on its financial statements, but does not expect it to be material to its financial position or results of operations.

The FASB also has issued two pronouncements with effective dates primarily as of January 1, 2008 relating to measuring financial instruments at fair value. The Company evaluated the new standards and concluded that neither will have any material effect on its consolidated financial position or results of operations. SFAS No. 157, “Fair Value Measurements” provides guidance on the use of fair value in such measurements and prescribes expanded disclosures about fair value measurements contained in financial statements. SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” allows companies the option to measure many financial assets and financial liabilities at fair value on a contract-by-contract basis. As it relates to certain nonfinancial assets and nonfinancial liabilities, the effective date of SFAS No. 157 is the first quarter of 2009.

The Emerging Issues Task Force of the FASB reached a consensus in June 2007 that non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made (EITF 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities”). Capitalized amounts are to be recognized as expense when the research and development activities are performed, that is, when the goods without alternative future use are acquired or the service is rendered. The consensus is applied prospectively to new contractual arrangements entered into in fiscal years beginning after December 31, 2007. The Company evaluated the effect of adoption of EITF 07-3, and concluded it was not material to our financial position or results of operations.

EVIVRUS, INC.
CONDENSED BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31, 2008	December 31, 2007
ASSETS
Current assets:
Other current assets	$382	$240

Total current assets	382	240
Property and equipment, net of accumulated depreciation of $16,040 at March 31, 2008 and $15,100 at December 31, 2007	25,584	25,277
Other assets	225	123

Total assets	$26,191	$25,640

LIABILITIES AND NET INVESTMENT
Current liabilities:
Accounts payable	$869	$3,162
Accrued expenses	3,697	4,288

Total current liabilities	4,566	7,450
Other liabilities	274	200

Total liabilities	4,840	7,650

Commitments and contingencies
Enzon Pharmaceuticals, Inc. net investment in Evivrus	21,351	17,990
Accumulated other comprehensive income	—	—

Net investment in Evivrus	21,351	17,990

Total liabilities and net investment in Evivrus	$26,191	$25,640

The accompanying notes are an integral part of these unaudited condensed financial statements.

EVIVRUS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Three months ended March 31,
	2008	2007
Costs and expenses:
Research and development	$9,003	$10,616
General and administrative	2,435	1,930

Total costs and expenses	11,438	12,546

Loss before income tax benefit	(11,438)	(12,546)
Income tax	—	—

Net loss	$(11,438)	$(12,546)

The accompanying notes are an integral part of these unaudited condensed financial statements.

EVIVRUS, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three months ended March 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(11,438)	$(12,546)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	940	454
Share-based compensation	503	375
Changes in operating assets and liabilities:
Net decrease in operating liabilities less increases in operating assets	(3,177)	(4,764)

Net cash provided by operating activities	(13,172)	(16,481)

Cash flows from investing activities:
Purchase of property and equipment	(1,247)	(5,614)
Purchase of marketable securities, net	(102)	(61)

Net cash used in investing activities	(1,349)	(5,675)

Cash flows from financing activities:
Employee stock purchase plan	185	—
Intercompany account activity	14,336	22,156

Net cash provided by financing activities	14,521	22,156

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$—	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

EVIVRUS, INC.
Notes to Condensed Financial Statements
(Unaudited)

(1) Organization and Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared from the books and records of Evivrus (Evivrus or the Company) in accordance with United States generally accepted accounting principles (GAAP) for interim financial information and Rule 10-01 of the U.S. Securities and Exchange Commission (SEC) Regulation S-X. Accordingly, these financial statements do not include all of the information and footnotes required for complete annual financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments (consisting only of normal and recurring adjustments) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year. The interim financial statements should be read in conjunction with the financial statements and the notes thereto included herein.

Comprehensive income (loss) consists of net income (loss) and net unrealized gain (loss) on available-for-sale securities which are included in other assets on the condensed balance sheets. The only available-for-sale securities held by the Company are those that are held by participants in the Company’s Executive Deferred Compensation Plan, reported in other current assets and amounting to $0.2 million as of March 31, 2008 and $0.1 million as of December 31, 2007. Unrealized gains and losses on these investments were immaterial. Accordingly, there is no reconciliation of net income (loss) to comprehensive income (loss) required.

(2) Other Current Assets

Other current assets include investments of participants in the Company’s Executive Deferred Compensation Plan (predominantly mutual fund shares) totaling $0.2 million as of March 31, 2008 and $0.1 million as of December 31, 2007. There is a non-current liability that offsets the aggregate deferred compensation plan assets.

(3) Share-Based Compensation

The Company participates in the incentive stock plans of Enzon and accounts for share-based compensation, including options and nonvested shares, according to the provisions of SFAS No. 123R, “Share-Based Payment.” During the quarters ended March 31, 2008 and 2007, the Company recognized share-based compensation expense of $0.5 million and $0.4 million, respectively. Activity of the Evivrus participants in the Enzon plans in options and nonvested shares during the quarter ended March 31, 2008 and related balances outstanding as of that date are reflected below. The nonvested shares granted during the quarter had a weighted average grant-date fair value of $9.27 per share.

	Options	Nonvested Shares
Outstanding at January 1, 2008	1,290	409
Granted	—	62
Exercised and vested	—	(33)
Expired and forfeited	(14)	(2)

Outstanding at March 31, 2008	1,276	436

Options exercisable at March 31, 2008	645

As of March 31, 2008, there was $1.8 million of total unrecognized compensation cost related to unvested options, and $2.6 million of total unrecognized compensation cost related to nonvested shares.

(4) Income Taxes

The Company did not recognize a U.S. Federal income tax provision or benefit for the three months ended March 31, 2008 or 2007, as the estimated annual effective tax rate was zero. As of March 31, 2008, the Company continues to provide a valuation allowance against its net deferred tax assets since the Company believes it is more likely than not its deferred tax assets will not be realized.

(5) Enzon Pharmaceuticals, Inc. Net Investment in Evivrus

Evivrus historical operating cash requirements have been provided by Enzon Pharmaceuticals, Inc. At the time of the closing of the spin-off, Enzon expects to make a capital contribution in an estimated amount of $100.0 million in the form of cash, investments and a $50.0 million interest-bearing term note. In addition, Enzon will contribute certain assets and either pay off Evivrus’ accounts payable and accrued liability obligations or contribute sufficient additional cash to enable Evivrus to do so. The planned capital contribution by Enzon is expected to be sufficient to satisfy Evivrus’ operating cash needs for at least the next twelve months. Upon the closing of the separation, each of Enzon’s stockholders will receive a specified number of Evivrus common shares for each share of Enzon stock held by that stockholder immediately prior to the closing. The exact distribution ratio will be determined immediately prior to the distribution.

(6) Recent Accounting Pronouncements

In December 2007, the FASB issued two statements that would apply prospectively to potential business combinations for which the acquisition date is on or after January 1, 2009. Early application is not permitted. These pronouncements would be adopted at such time as the Company undertakes a business combination and will have no impact on the Company’s current and historical financial statements. SFAS No. 141R, “Business Combinations,” retains the fundamental requirements of purchase accounting but requires, among other things, the recognition and measurement of any noncontrolling interest and certain previously unrecognized intangible assets such as in-process research and development. It also calls for the recognition of most acquisition costs as expense rather than part of the total acquisition cost and the recognition of a gain in the event of a bargain purchase rather than negative goodwill. SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement,” establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary.

At its December 12, 2007 meeting, the FASB ratified a consensus of the Emerging Issues Task Force regarding the accounting for collaborative agreements (EITF 07-1). Effective January 1, 2009, the consensus prohibits participants in a collaborative agreement from applying the equity method of accounting to activities performed outside a separate legal entity and requires gross or net presentation of revenues and expenses by the respective parties, depending upon their roles in the collaboration. The consensus will be applied to collaborative agreements in existence at the date of adoption, using a modified retrospective method that requires reclassification of all periods presented. The Company is in the process of evaluating the possible impact the consensus may have on its financial statements, but does not expect it to be material to its financial position or results of operations.